EXHIBIT C-7

The Economic and Fiscal Update
Background Material to the Presentation
November 2005

© Her Majesty the Queen in Right of Canada (2005)
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Cat. No.: F2-105/2005E
ISBN 0-662-42122-1

Table of Contents

Chapters

1	Overview
	Introduction	7
	Economic Growth Is Stronger and More Balanced	7
	Continued Fiscal Strength	8
	Implementing the Plan for Growth and Prosperity	9
	The Way Forward	11
	Summary of Spending Initiatives and Tax Reductions	11
	Summary of Fiscal Projections Including Measures	14

2	Economic Developments and Prospects
	Highlights	19
	World Economic Conditions	21
	Canadian Economic Developments	26
	The Canadian Economic Outlook	38
	Risks and Uncertainties	42

3	Canada’s Fiscal Progress
	Highlights	53

4	Private Sector Five-Year Economic and Fiscal Projections
	Highlights	71
	Review of Canadian Federal Fiscal Forecasting :
	Processes and Systems	98

5	A Plan for Growth and Prosperity
	Highlights	103
	Introduction	110
	Creating Opportunities for All Canadians	111
	Advancing an Innovative Economy	118
	At the Centre of Global Commerce and Networks	123
	Building the Right Investment Environment	127
	Broad Policy Directions and Proposed Policy Actions	146

Annexes

1	Risks and Uncertainties in Fiscal Projections	157
2	Perspective: Long-Term Track Record of Fiscal Forecasting	177
3	National Accounts—Public Accounts Reconciliation	189
4	Detailed Descriptions of Tax Measures	215

Chapter 1
Overview

Overview	7
Introduction
The Government of Canada has proposed a comprehensive multi-year plan to shape Canada’s response to emerging economic challenges and opportunities. The plan, presented in the companion document released with this Update, A Plan for Growth and Prosperity, is aimed at realizing a vision of Canada where quality of life is second to none. It builds on four pillars:
■	Creating opportunities for all Canadians to ensure that every Canadian has the opportunity to acquire the necessary skills and no Canadian faces insurmountable barriers to achieve personal fulfillment through work.

■	Advancing Canada as an innovative economy to take greater advantage of Canada’s human potential and primary research excellence, the ever-increasing pace of technological changes and growing commercialization opportunities.

■	Positioning Canada at the centre of global commerce and networks to fully benefit from emerging global opportunities.

■	Building the right environment for private investment to foster ongoing increases in the country’s prosperity.
     This Update proposes a number of initiatives for inclusion in Budget 2006 to begin implementing the Plan. The Update also summarizes recent economic developments, reviews the updated economic forecasts for Canada by private sector economists, and presents five-year fiscal projections as developed by four private sector organizations.
Economic Growth Is Stronger and More Balanced
Canadian economic growth strengthened in 2004 and 2005 and has become more balanced as net exports have begun to recover despite a significant appreciation of the Canadian dollar. Higher energy prices have boosted profits and encouraged investment in the energy sector. Consumer spending remains strong, reflecting a robust job market and healthy income growth.
     The Canadian labour market has continued to strengthen. Over 200,000 new jobs have been created so far this year and the unemployment rate fell to 6.6 per cent in October, its lowest level in the last 30 years.
     Private sector economists expect real gross domestic product (GDP) to grow by 2.8 per cent in 2005 and to pick up to 2.9 per cent in 2006 and 3.1 per cent in 2007.

8	The Economic and Fiscal Update
Continued Fiscal Strength
The Government recorded its eighth consecutive budget surplus last year and is committed to maintain a balanced budget or better this year and over the next five years.
     Canada was the only Group of Seven (G7) country to report a total government surplus in 2004 and is projected to be the only G7 country to be in surplus again in 2005 and 2006.
     As in the past, projections of the surplus have been prepared by four private sector forecasting firms, based on the average of private sector economic forecasts.
     Including the measures proposed before the November 2005 Economic and Fiscal Update, and after adjusting for the Contingency Reserve and normal economic prudence, fiscal surpluses for planning purposes are projected at $8.2 billion for the 2005–06 fiscal year, rising to $11.3 billion by 2010–11. The initiatives proposed in this Update will be funded within this planning surplus.
     The upward revisions to the surplus projections reflect a number of developments since the 2005 budget, including:
■	Higher projected corporate income tax receipts, reflecting the carry-forward of the better-than-expected 2004–05 outcome and the recent run-up in energy prices, which is boosting the profitability of a significant portion of the Canadian corporate sector.

■	Stronger-than-expected growth in personal income tax receipts, in part reflecting the strong growth in employment.

■	Lower public debt charges over the planning period due primarily to lower projected interest rates since the time of the budget.

■	The economic prudence included in the Budget 2005 projection, which has been eliminated for the 2005–06 fiscal year and reduced in the following years, as is the normal practice in the fall Update.

Overview	9
Implementing the Plan for Growth and Prosperity
As first steps in implementing the challenges outlined in the Plan, the Government has proposed measures on four fronts.
Creating Opportunities for All Canadians
To help realize the potential of all Canadians, the Government proposes:
■	$2.2 billion over five years to improve student financial assistance and help make post-secondary education more affordable for lower- and middle-income Canadians.

■	$550 million over five years to extend Canada Access Grants to 55,000 students from low-income families in all years of undergraduate education.

■	$3.5 billion over this year and the next five years to increase workplace-based training.

■	$1 billion in 2005–06 for provinces and territories for the Post-Secondary Education Innovation Fund.

■	$265 million over five years to assist Canadians with disabilities in participating in the workforce.

■	$1.3 billion over five years to improve settlement and integration services for new immigrants.
Advancing an Innovative Economy
To help strengthen Canada’s innovative capacity to prosper in the global, knowledge-based economy, the Government proposes:
■	More than $2.1 billion in new funding in 2005–06 and over the next five years to sustain Canada’s leadership in university-based research.
■	Close to $200 million over the next five years to provide up to 3,500 internships and up to 500 M.B.A. scholarships for natural and health sciences and engineering graduates, and to support knowledge-based clusters to enhance the capability of firms to perform research and development (R&D), adopt new technologies and commercialize discoveries.
■	A goal of devoting 5 per cent of federal R&D to the priorities of the developing world.

10	The Economic and Fiscal Update
Positioning Canada at the Centre of Global Commerce and Networks
To help Canada be at the centre of global commerce and fully benefit from emerging global opportunities, the Government proposes:
■	$485 million over five years to implement CAN-Trade, a new international commerce strategy that will better position up to 5,000 Canadian firms, particularly small and medium-sized enterprises, in priority markets such as China and India.
■	$590 million over the next five years to support transportation infrastructure investments and other initiatives enhancing Canada’s Pacific gateway.
■	An additional $100 million over the next five years to continue supporting broadband deployment in rural, remote and First Nations communities.
Building the Right Investment Environment
To create the right investment environment for prosperity, the Government proposes:
■	Setting a new objective of reducing the debt-to-GDP ratio to 20 per cent by 2020, help address pressures associated with an aging population and underscore the Government’s commitment to fiscal discipline.
■	Introducing a major personal income tax cut plan to improve the rewards from working, investing and saving. This includes:
—	A Working Income Tax Benefit to reduce the barriers to work faced by low-income Canadians—the “welfare wall”—starting in 2008.

—	An immediate $500 increase to the basic personal amount—the amount of income all Canadians can earn without paying federal income tax—effective January 1, 2005.

—	A reduction of the lowest personal income tax rate from 16 per cent to 15 per effective January 1, 2005, and 1-percentage-point reductions to each of the two middle rates by 2010.

—	An increase of the income level at which the top tax rate begins to apply starting 2010, to make Canada more attractive to highly skilled and mobile workers.
■	Creating a climate for investment and job creation by:
—	Confirming the general corporate income tax rate reductions and the elimination of the corporate surtax for all corporations proposed in Budget 2005.

—	Eliminating the federal capital tax as of 2006, two years ahead of schedule.

—	Extending carry-forward periods for business losses and investment tax credits.

—	Accelerating capital cost allowance to encourage bioenergy in the pulp and paper sector.

Overview	11
■	Promoting regulatory efficiency through a five-year $90-million investment that will reduce the administrative burden on small business and improve access to information on programs and services across all levels of government.

A New Tax Reduction Plan
The new tax reduction plan will deliver more than $30 billion in personal and corporate income tax relief over the current year and the next five years, 95 per cent of which will go to individual Canadians.
The plan builds on $22 billion of tax reduction measures set out in Budget 2005 and the Government’s $100-billion Five-Year Tax Reduction Plan in 2000.
As in the past, the Government will deliver more, sooner, as resources permit.
The Way Forward
Through A Plan for Growth and Prosperity, the Government has set out a medium-term economic framework for action.
     The Government recognizes, however, that no single initiative or budget can guarantee growth and prosperity, and in the years to come will take further steps to fulfill the priorities set out in the Plan.
Summary of Spending Initiatives and Tax Reductions
Table 1.1 presents the fiscal impact of the spending initiatives and tax reductions proposed since the February 2005 budget. The initiatives in support of the Plan for Growth and Prosperity amount to $43.2 billion over the period 2005–06 to 2010–11. In addition, the Government has proposed other measures since the 2005 budget, notably the Government’s response to higher energy costs.
     The cumulative cost of all measures proposed since the 2005 budget over the six years from 2005–06 to 2010–11 is $49.8 billion. Of this amount, $10.8 billion reflects decisions and programs already announced (Table 1.2) and $39.0 billion is proposed in today’s Update.

12	The Economic and Fiscal Update
Table 1.1
Initiatives Proposed Since the February 2005 Budget

	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11	Total
	(millions of dollars)
A. A Plan for Growth and Prosperity
Creating Opportunities for All Canadians
Enhancing Canada’s World-Class Workforce	1,077	623	1,197	1,568	1,579	1,579	7,622
Meeting the Demographic Challenge	34	161	246	316	397	397	1,551
Improving Labour Mobility and Labour Market Efficiency		10	10	15	15	15	65

Total	1,112	794	1,453	1,899	1,991	1,991	9,238

Advancing an Innovative Economy
Leadership in University-Based Research	500	275	335	335	335	335	2,115
Strengthening International Research Networks	30						30
Accelerating the Commercialization of New Technologies		24	47	49	50	30	199

Total	530	299	382	384	385	365	2,344

At the Centre of Global Commerce and Networks
Positioning Canada in Global Business Networks		49	94	108	114	120	485
Creating World-Class Gateways		93	158	160	151	129	690

Total		142	251	268	265	249	1,175

Building the Right Investment Environment
Tax Reductions to Support Prosperity	5,335	5,050	4,695	4,095	4,290	6,800	30,265
Promoting Regulatory Efficiency	50	18	18	18	18	18	140
Promoting Energy Efficiency		2	3	5	10	30	50

Total	5,385	5,070	4,716	4,118	4,318	6,848	30,455
Total	7,027	6,305	6,802	6,669	6,959	9,452	43,213

B. Government’s Response to Higher Energy Costs	1,041	566	238	238	150	150	2,383

C. Canada-Ontario Agreement
(excluding amounts included in the Plan for Growth and Prosperity, as well as the Government’s response to higher energy costs)	160	230	450	350	200	100	1,490

D. Other Announced Initiatives	599	708	435	360	302	298	2,702

E. Total	8,827	7,808	7,925	7,617	7,610	10,000	49,788

Of which:
F. Initiatives Proposed Before the November 2005 Economic and Fiscal Update (see Table 1.2)	2,258	1,775	1,833	1,851	1,611	1,507	10,835

G. Initiatives Proposed in the November 2005 Economic and Fiscal Update	6,569	6,034	6,092	5,766	6,000	8,493	38,953

Note: Totals may not add due to rounding.

Overview	13
Table 1.2
Initiatives Proposed Before the November 2005 Economic and Fiscal Update

	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11	Total
	(millions of dollars)
Government’s Response to Higher Energy Costs	1,041	566	238	238	150	150	2,383

Canada-Ontario Agreement
Higher education	400		350	400	400	400	1,950
Housing and infrastructure	150	150	100	100	100		600
Cities	149	149					298
Labour market development and immigration	80	300	400	560	634	634	2,608
Climate change		40	140	158	200	200	738
Corporate tax collection and meat inspection	10	80	350	250	100	100	890

Total	789	719	1,340	1,468	1,434	1,334	7,084

Less:
Funding included in Budget 2005 and the response to higher energy costs	171	218	180	215	275	275	1,334

Net cost	618	501	1,160	1,253	1,159	1,059	5,750

Other Announced Post-Budget Funding Decisions
Airport rents reduction		48	72	97	132	176	525
Wage Earner Protection Program	4	32	32	32	32	32	164
Canadian Museum for Human Rights	10	10	10	20	20		70
Prince Rupert Port upgrade	10	20					30
Global Centre for Pluralism	30						30
International Fishing Governance	6	7	7				20
Quebec City’s 400th anniversary celebrations	11	34	45	19			110
Measures to aid Darfur	120	78					198
Afghanistan (extended mission deployment)	286	286	50				622
Pakistan	57						57
Immigration measures	68	93	9	9	11	11	201
Other announced initiatives	165	205	265	248	182	171	1,236

Total	767	814	491	425	377	390	3,263
Less:
Funding included in Budget 2005	168	106	55	65	75	92	560

Net cost	599	708	435	360	302	298	2,702

Total net costs	2,258	1,775	1,833	1,851	1,611	1,507	10,835

Note: Totals may not add due to rounding.

14	The Economic and Fiscal Update
Summary of Fiscal Projections Including Measures
Table 1.3
Fiscal Outlook Including November 2005 Update Measures

	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11	Total
	(billions of dollars)
Status quo underlying surplus	13.4	15.0	16.4	15.7	16.5	19.8	96.8
Initiatives proposed before the November 2005 Economic and Fiscal Update	2.3	1.8	1.8	1.9	1.6	1.5	10.8
Allocation for prudence
Contingency Reserve	3.0	3.0	3.0	3.0	3.0	3.0	18.0
Economic prudence		1.0	2.0	3.0	3.5	4.0	13.5

Total	3.0	4.0	5.0	6.0	6.5	7.0	31.5

Status quo planning surplus	8.2	9.2	9.5	7.9	8.4	11.3	54.5

Total proposed tax and spending initiatives in the fall update	6.6	6.0	6.1	5.8	6.0	8.5	39.0

Remaining planning surplus	1.6	3.2	3.4	2.1	2.4	2.8	15.5

Note: Totals may not add due to rounding.
■	After subtracting the measures proposed prior to the November 2005 Economic and Fiscal Update, the Contingency Reserve and amounts allocated for economic prudence, the surplus for planning purposes is projected to total $54.5 billion through 2010–11.
■	After deducting the measures proposed in this Update, the remaining planning surpluses total $15.5 billion over the 2005–06 to 2010–11 period. The remaining surpluses will be used to address other priorities of Canadians.
■	Table 1.4 presents the summary statement of transactions for 2005–06 to 2010–11, including the cost of measures announced since Budget 2005.
■	2005–06 will mark the ninth consecutive year in which the budget has been in balance or surplus. The Government is projecting balanced budgets or better through 2010–11.
■	The Government’s commitment to balanced budgets or better is backed by the $3-billion Contingency Reserve and amounts for economic prudence of $1 billion in 2006–07, rising to $4 billion by 2010–11. If not needed to deal with unforeseen circumstances, the Contingency Reserve will be applied to reduce the federal debt.
■	Federal debt as a percentage of GDP is projected to decline from 38.7 per cent in 2004–05 to 29.1 per cent in 2010–11, on track to meet the objective set out in the 2004 budget of reducing the debt-to-GDP ratio to 25 per cent by 2014–15. This Update sets out a new objective of lowering the debt-to-GDP ratio to 20 per cent by 2020.
■	The decline in the debt has meant that debt charges continue to absorb less of every revenue dollar collected. Public debt charges are projected to account for 14 cents of every revenue dollar in 2010–11, down from about 17 cents in 2004–05 and a peak of 39 cents in 1990–91.

Overview	15
Table 1.4
Summary Statement of Transactions (IncludingMeasures)

	Actual	Projection
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11
	(billions of dollars)
Budgetary transactions
Budgetary revenues	198.4	202.3	212.3	222.0	229.9	239.3	247.8
Total expenses
Program expenses	-162.7	-163.7	-170.7	-178.8	-187.2	-195.8	-203.6
Public debt charges	-34.1	-34.0	-34.4	-34.8	-34.6	-34.5	-34.4

Total expenses	-196.8	-197.7	-205.1	-213.6	-221.8	-230.4	-238.0

Budgetary surplus	1.6	4.6	7.2	8.4	8.1	8.9	9.8

Prudence
Contingency Reserve		3.0	3.0	3.0	3.0	3.0	3.0
Economic prudence			1.0	2.0	3.0	3.5	4.0

Total		3.0	4.0	5.0	6.0	6.5	7.0

Remaining surplus		1.6	3.2	3.4	2.1	2.4	2.8

Federal debt
Assuming balanced budget	499.9	499.9	499.9	499.9	499.9	499.9	499.9
Assuming Contingency
Reserve is applied to debt reduction		496.9	493.9	490.9	487.9	484.9	481.9

Per cent of GDP
Budgetary revenues	15.4	14.9	14.9	14.8	14.7	14.6	14.4
Program expenses	12.6	12.1	11.9	12.0	12.0	12.0	11.9
Public debt charges	2.6	2.5	2.4	2.3	2.2	2.1	2.0
Total expenses	15.3	14.6	14.4	14.3	14.2	14.1	13.9
Planning surplus	0.1	0.1	0.2	0.2	0.1	0.1	0.2
Federal debt
Assuming balanced budget	38.7	36.8	35.0	33.4	32.0	30.5	29.1
Assuming Contingency
Reserve is applied to debt reduction		36.6	34.6	32.8	31.2	29.6	28.1

Note: Totals may not add due to rounding.
■	Budgetary revenues as a share of GDP are expected to decline by 0.5 percentage point in 2005–06 and by an additional 0.5 percentage point between 2005–06 and 2010–11. The decline is due to both the personal income tax reductions proposed in this Update and the decline in other revenues, which largely reflects the one-time gain from the sale of the Government’s remaining shares in Petro-Canada in 2004–05.
■	Program expenses as a share of GDP are expected to decline by 0.5 percentage point in 2005–06, reflecting significant one-time expenses in 2004–05. Over the planning period, program expenses are expected to grow in line with nominal GDP, averaging about 12 per cent of GDP, close to a postwar low.

Chapter 2
Economic Developments and Prospects

Note: This chapter incorporates data available up to November 4, 2005.

Figures in this chapter are at annual rates unless otherwise noted.

Economic Developments and Prospects	19
Highlights
■	Canadian economic growth strengthened in 2004 and 2005 and has become more balanced as Canadian net exports have begun to recover, despite a significant appreciation of the Canadian dollar.
■	The Canadian dollar has appreciated more against the U.S. dollar than any other major currency since the beginning of 2003, reflecting a generalized depreciation of the U.S. dollar and, more recently, significant increases in commodity prices.
■	World oil prices have surged as world demand increased and spare oil capacity shrank. High oil prices and a warmer-than-normal summer have also pushed North American natural gas prices to record highs. Higher oil and natural gas prices have boosted profits and encouraged investment in the energy sector.
■	Due in part to a robust job market and healthy incomes, consumer spending has been strong since the beginning of 2004.
■	Private sector forecasters expect real gross domestic product (GDP) to grow by 2.8 per cent in 2005, down slightly from the 2.9 per cent expected at the time of the February 2005 budget. They expect growth to pick up to 2.9 per cent in 2006 and to 3.1 per cent in 2007.
■	The outlook is generally positive, but there are a number of risks and uncertainties.

20	The Economic and Fiscal Update
■	While consumer spending has held up surprisingly well despite rapid increases in oil prices, there is a risk that sustained increases could affect consumer confidence and spending.
■	The large and persistent U.S. current account deficit could result in a significant further depreciation of the U.S. dollar against all major currencies, including the Canadian dollar. This would pose additional challenges for Canada’s export sector.
■	The rapid increase in house prices since 2001 in the U.S. has helped support consumer spending growth. If price appreciation were to slow or stall, consumer demand would slow more than expected.

Economic Developments and Prospects	21
World Economic Conditions
Global growth has moderated but remains solid
■	Despite the dampening effects of higher energy prices, global economic expansion remains broadly on track. The International Monetary Fund (IMF) expects world real GDP growth to slow from its rapid pace of 5.1 per cent in 2004 to a still-strong 4.3 per cent in both 2005 and 2006. U.S. growth is also expected to moderate, but remains the highest among the Group of Seven (G7) countries over the near term.
■	The Fund expects the recovery in Japan to become increasingly well entrenched, as business investment continues to grow at a healthy pace and a stronger labour market helps to support domestic demand. Real GDP growth in Japan is now expected to be 2.0 per cent in 2005 and 2006. The Chinese economy is expected to continue to expand at a rapid pace. The IMF expects Chinese real GDP to grow by 9.0 per cent in 2005 and 8.2 per cent in 2006.
■	The momentum of the recovery in the Euro area faded somewhat in the first half of 2005 due to weak net exports and domestic demand, which in turn were a consequence of higher energy prices. Real GDP growth for the Euro area is expected to average only 1.2 per cent in 2005, rising to 1.8 per cent in 2006.

22	The Economic and Fiscal Update
World oil prices have continued to rise...
■	In 2005, world oil prices continued the upward trend that began in earnest in 2003. Strong demand growth and tight supply conditions have led to high prices and significant price volatility in response to recent supply disruptions, such as Hurricanes Katrina and Rita. The price of West Texas Intermediate crude oil reached a high of nearly US$70 per barrel in August, more than double the price in the fall of 2003. Since then, prices have moderated somewhat but remain elevated.
■	Even after adjusting for inflation, oil prices are now nearing the record highs reached in the late 1970s. The doubling of prices witnessed over the past two years mirrors the price increases recorded in both the 1973 and 1979 oil price shocks. Nevertheless, the Canadian economy is much less exposed to increases in oil prices than it was in the 1970s. Relative to the level of GDP, we now use only about 50 per cent as much oil and gas as we did then.

Economic Developments and Prospects	23
...as demand for oil in emerging Asia continues to be robust
■	However, in contrast with previous episodes, recent increases in oil prices largely reflect rapid growth in global demand for oil.
■	Between 1994 and 2004, world oil demand growth averaged more than 1.2 million barrels per day. However, world demand increased by almost 2.5 million barrels per day in 2004, driven by an unprecedented increase in demand from China of about 1 million barrels per day—more than all the countries in the Organisation for Economic Co-operation and Development (OECD) combined.
■	This sharp increase in demand from China and other Asian economies stems from their rapid economic growth, combined with an oil intensity (oil use relative to output) that is more than double that of developed countries.

24	The Economic and Fiscal Update
In the U.S. the near-term economic outlook remains solid...
■	After strong growth of 3.8 per cent in the first quarter of 2005, U.S. economic activity moderated somewhat in the second quarter to 3.3 per cent. The slower pace of growth mainly reflected a sharp pullback in the pace of inventory investment, which more than offset an improvement in the trade balance.
■	Looking ahead, growth is expected to remain solid, although the gradual removal of monetary policy stimulus by the Federal Reserve means that growth will be somewhat lower than in 2004.
■	However, rising incomes and healthy corporate profits should continue to support consumer spending and business investment and therefore will help to sustain growth in domestic demand in the face of higher energy prices. An expected depreciation of the U.S. dollar will also provide support to the U.S. export sector.
■	Overall, private sector forecasters expect U.S. real GDP growth to average 3.5 per cent in 2005, down just 0.1 percentage point from expectations at the time of the February 2005 budget. Growth for 2006 is expected to average 3.3 per cent, down from 3.4 per cent at the time of the budget.

Economic Developments and Prospects	25
…as Hurricanes Katrina and Rita have had only a modest economic impact
■	Oil and gas production in the Gulf of Mexico was severely disrupted when Hurricanes Katrina and Rita hit the Gulf Coast of the United States in August and September.
■	Moreover, power outages and water damage to some refineries forced the complete shutdown of the majority of gasoline refineries situated in the affected areas following Hurricane Katrina. This pushed up U.S. wholesale and retail gasoline prices sharply in the immediate aftermath of the hurricane, and led to higher gasoline prices in Canada and other countries.
■	The pressure on wholesale gasoline prices eased considerably in the following weeks, as it became clear that damage to refineries was limited and all but a few were able to resume production in a relatively short period of time.
■	The production losses associated with the hurricanes and the dampening effect of higher gasoline prices on consumer spending have had a negative impact on the U.S. economy. However, the U.S. economy is bouncing back quickly as the negative impacts are being offset by reconstruction efforts.

26	The Economic and Fiscal Update
Canadian Economic Developments
The Canadian economy has strengthened
■	Real GDP grew 3.2 per cent in the second quarter of 2005, up from the 2.1-per-cent growth observed in each of the two previous quarters, as real net exports increased for the first time in four quarters. Final domestic demand grew a solid 2.9 per cent in the second quarter but slowed from a very strong 6.2-per-cent gain in the first quarter.
■	In the second half of 2004 and early 2005, robust domestic demand accounted for all of Canada’s output growth as healthy incomes, record profits and a robust job market led to strong growth in investment and consumer spending. However, strong import growth and declines in exports offset the strength in domestic demand.
■	In the second quarter of 2005, however, both net exports and domestic demand contributed to growth as exporters regained ground. The gradual return of net exports to positive growth over the previous four quarters suggests that Canadian firms are adjusting to the challenges posed by the past appreciation of the dollar.

Economic Developments and Prospects	27
The labour market continues to be healthy...
■	The Canadian labour market has strengthened since the economic slowdown in 2001. Since January 2002, the economy has created more than 1,221,000 jobs—the vast majority of which are full-time. With strong job creation in Canada, the unemployment rate has fallen steadily despite near-record rates of participation in the labour market, dipping to 6.6 per cent in October 2005, the lowest in 30 years.
■	The employment rate reached a record high of 62.8 per cent in mid-2004 and has remained close to that level during the first half of 2005. Both the employment rate and the participation rate—once adjusted for differences in methodology with the U.S. data—remain higher in Canada than in the U.S.

28	The Economic and Fiscal Update
...in all regions of the country
■	All areas of the country have benefited from the recovery of the labour market following the 2001 slowdown. The recovery has been strongest in British Columbia, where employment has grown more than 11 per cent and unemployment has fallen by more than 3 percentage points. Employment in central Canada and the Prairies has grown more than 6 per cent, while unemployment has fallen. The unemployment rate has also fallen in the Atlantic provinces.

Economic Developments and Prospects	29
However, the manufacturing sector has been affected by the strong appreciation of the Canadian dollar
■	The appreciation of the Canadian dollar since the end of 2002 has posed a challenge to Canadian firms that are highly exposed to international trade. Employment in the manufacturing sector fell by 144,600 from January 2003 to October 2005—a reduction of more than 6 per cent.
■	Nevertheless, the overall economy has been adjusting well to the challenge posed by the rising dollar, with employment in all other industries growing by 856,700 during this period, indicating that more than enough new jobs are being created to offset the losses in the manufacturing sector.

30	The Economic and Fiscal Update
Income growth has supported consumer spending
■	The strong pace of job creation has supported income growth in all regions of the country, which in turn has supported strong consumption growth throughout 2004 and the beginning of 2005.
■	In the second quarter of 2005, real personal disposable income per capita stood 0.8 per cent above its level a year earlier and over 16 per cent higher than its trough in the second quarter of 1996. Real net worth per capita stood about 30 per cent above its level in the second quarter of 1996.
■	Historically low interest rates, combined with solid wealth and income growth, have supported an average real consumer spending increase of more than 4 per cent since the second quarter of 2004, with particularly strong durable goods consumption growth.

Economic Developments and Prospects	31
Strong income growth and low mortgage rates continue to support housing activity
■	Rising disposable income due to healthy employment growth, combined with low interest rates, has improved housing affordability substantially since the late 1980s. Housing affordability remains near its best level on record.
■	These factors continue to support robust residential investment growth, which averaged over 3 per cent in the first two quarters of 2005. Sales of existing houses have grown by nearly 50 per cent since the beginning of 2000. The level of housing starts reached an annualized average of 225,467 new units in the first nine months of 2005—just below the record level recorded in 2004 and well above its historical average.

32	The Economic and Fiscal Update
Corporate profits have reached record levels
■	Corporate profits in the second quarter of 2005 were more than 5 per cent above their level one year earlier. They now stand at 14.0 per cent of GDP, the highest level in over 30 years.

■	Profit increases have been concentrated in the oil and gas sector—which has benefited from higher prices and strong international demand. Profits are also up strongly since last year outside the oil and gas sector and now stand well above historical averages.

■	Manufacturing sector profits have been negatively affected by the rapid appreciation of the Canadian dollar and rising energy costs. Retail sector profits, on the other hand, have benefited from the appreciation of the dollar, as the cost of imported goods has fallen.

Economic Developments and Prospects	33
The Canadian dollar has continued to rise against the U.S. dollar
■	In 2003—2004, the Canadian dollar appreciated significantly against the U.S. dollar, as was the case with other major currencies since 2002. This appreciation was driven in large part by global portfolio adjustments in response to persistent U.S. current account imbalances.
■	However, the Canadian dollar was one of the few major currencies to also appreciate against the U.S. dollar in 2005. This suggests that the more recent appreciation in Canada has been driven by factors not shared by many other countries.
■	Higher prices for oil and natural gas tend to push up the value of the Canadian dollar, as Canada is a significant net exporter of these commodities. Canada’s trade surplus in oil and gas represents more than 2.5 per cent of GDP. Surging prices for oil and natural gas helped push the Canadian dollar to a 14-year high in September 2005.

34	The Economic and Fiscal Update
The Canadian economy is more exposed to U.S.-dollar fluctuations
■	Total trade—in particular exports to the U.S.—represents a higher proportion of GDP in Canada than in other major countries. Therefore, the depreciation of the U.S. dollar has been a more significant economic development for Canada than for other major economies.
■	Canada has borne much of the brunt of global adjustment.
■	Once adjusted for differences in trade flows across countries, the Canadian dollar has appreciated much more than other currencies in every year since the end of 2002.

Economic Developments and Prospects	35
Surging energy prices and the rising Canadian dollar have helped boost business investment by over 8 per cent over the past year
■	Higher energy prices have stimulated engineering construction in the oil and gas sector, which in turn has contributed to a strengthening in non-residential construction. As a result, investment in the oil and gas sector is near its highest level, relative to GDP, in 15 years.

■	Real investment in machinery and equipment (M&E) was 11.1 per cent higher in the second quarter of 2005 than one year earlier, thanks in part to the stronger Canadian dollar—which has made imported M&E more affordable—and high levels of capacity utilization. Investment in information, telecommunications and computer equipment has been especially strong since the end of 2003.

36	The Economic and Fiscal Update
Core inflation has remained low in spite of sharp increases in energy prices
■	While total inflation has increased somewhat following recent surges in energy prices, core inflation has remained low and stable.
■	The credibility of the Bank of Canada’s monetary policy, combined with Canada’s strong fiscal record, has resulted in inflation expectations that are well anchored to the 2-per-cent target. Therefore a significant increase in energy prices should now have little effect on the inflation of other goods and services.

Economic Developments and Prospects	37
Private Sector Economic Forecasts
■	The Department of Finance surveys private sector economic forecasters on a quarterly basis regarding their outlook for the Canadian economy. The Minister of Finance, along with departmental officials, also meets with a group of private sector economists to discuss risks and uncertainties associated with the economic outlook.

■	The economic forecasts reported here reflect the survey of private sector forecasters conducted by the Department following the release of the second-quarter National Accounts by Statistics Canada on August 31. A total of 16 forecasters have responded to the latest survey. Their responses form the basis for economic assumptions that underlie the five-year status quo fiscal projections.

38	The Economic and Fiscal Update
The Canadian Economic Outlook
Private sector forecasters expect growth in Canada to pick up gradually
■	Private sector forecasters expect real GDP to grow by 2.8 per cent in 2005, down slightly from the 2.9 per cent expected at the time of the February 2005 budget. Growth is expected to pick up to 2.9 per cent in 2006, modestly lower than the 3.1 per cent forecast at the time of the 2005 budget. In 2007, growth is expected to equal the 3.1 per cent anticipated in the 2005 budget. According to the IMF, Canada is expected to have the second fastest growth rate in 2005 and 2006 among G7 countries, second only to the United States.

■	Private sector forecasters have raised their forecast for GDP inflation in 2005 and 2006, reflecting stronger-than-expected growth in energy prices. In 2007, however, GDP inflation is expected to be lower than forecast in the 2005 budget due to expected near-term declines in commodity prices. As a result, nominal GDP is projected to grow 5.3 per cent this year and 5.2 per cent in 2006, compared to 4.9 per cent and 5.0 per cent, respectively, at the time of the 2005 budget. Private sector forecasters expect 4.7 per cent growth in 2007, compared to 5.0 per cent expected at the time of the budget.

Economic Developments and Prospects	39
The near-term outlook for nominal GDP is higher than at the time of the February 2005 budget
■	Based on private sector forecasts, the level of nominal GDP in 2005 is projected to be about $ 4.7 billion higher, after adjusting for historical revisions, than expected at the time of the February 2005 budget. The level of nominal GDP is projected to be approximately $ 6.9 billion higher in 2006 and $ 3.5 billion higher in 2007 than expected at the time of the 2005 budget, after adjusting for historical revisions.

40	The Economic and Fiscal Update
Forecasters expect monetary stimulus to be withdrawn gradually
■	Private sector forecasters expect the Bank of Canada to gradually raise its target interest rate through 2006 and 2007, but at a slightly slower pace than anticipated at the time of the February 2005 budget. Short-term interest rates are projected to average 2.7 percent in 2005, unchanged from the budget forecast. Forecasters expect that short-term rates will average 3.4 per cent in 2006 and 4.1 per cent in 2007, both slightly lower than expected at the time of the 2005 budget.
■	The outlook for long-term interest rates has been lowered significantly, due in part to downward revisions to the outlook for long-term U.S. interest rates, and in part to a more gradual expected withdrawal of monetary stimulus. Private sector forecasters expect long-term interest rates in Canada to average 4.0 per cent in 2005, 4.4 per cent in 2006 and 5.1 in 2007—about 60 basis points lower on average over this period than anticipated at the time of the 2005 budget.

Economic Developments and Prospects	41
Private Sector Survey Forecasts for 2005–2010

				Average
	2005	2006	2007	2008–2010

	(per cent)
Real GDP growth
February 2005 budget	2.9	3.1	3.1	2.8
November 2005 Economic and Fiscal Update	2.8	2.9	3.1	2.9

GDP inflation
February 2005 budget	2.0	1.9	1.8	1.9
November 2005 Economic and Fiscal Update	2.4	2.2	1.6	1.7

Nominal GDP growth
February 2005 budget	4.9	5.0	5.0	4.7
November 2005 Economic and Fiscal Update	5.3	5.2	4.7	4.7

3-month treasury bill rate
February 2005 budget	2.7	3.5	4.5	4.6
November 2005 Economic and Fiscal Update	2.7	3.4	4.1	4.2

10-year government bond rate
February 2005 budget	4.6	5.1	5.5	5.6
November 2005 Economic and Fiscal Update	4.0	4.4	5.1	5.4

Employment growth
February 2005 budget	1.4	1.5	1.5	1.2
November 2005 Economic and Fiscal Update	1.3	1.3	1.4	1.2

Addendum:
U.S. real GDP growth
February 2005 budget	3.6	3.4	n/a	n/a
November 2005 Economic and Fiscal Update	3.5	3.3	n/a	n/a

Sources: December 2004 and September 2005 Department of Finance surveys of private sector forecasters.
U.S. real GDP growth: January 2005 and October 2005 Blue Chip Economic Indicators.

42	The Economic and Fiscal Update
Risks and Uncertainties
Overview
The economic outlook is based on the average private sector forecast of key economic variables, which comprises a range of individual forecasts. The range in the September survey of private sector forecasters is similar over the forecast horizon to the range of forecasts of real GDP growth underlying the economic outlook presented in Budget 2005.
However, private sector economists have noted a number of risks to the Canadian outlook. These risks are largely external, relating to the volatility of oil prices as well as sustained global current account imbalances and the rapid increase in U.S. house prices.

Economic Developments and Prospects	43
Energy Prices
Oil production capacity remains limited, leaving the market vulnerable to shocks...
■	Rapid growth in the demand for oil used up much of the world’s spare crude oil production capacity in 2003 and 2004. Continued strong growth in oil demand, combined with limited spare production capacity, implies a tight oil market over the near term. As a result, oil prices are likely to remain high, and supply disruptions and other shocks could lead to further oil price spikes.
■	Natural gas prices tend to vary considerably from month to month. Rapid increases in oil prices, combined with higher-than-normal energy demand due to an unseasonably hot summer in North America and supply disruptions due to Hurricanes Katrina and Rita, have pushed up natural gas prices recently. In both nominal and real terms, natural gas prices are higher than in the 1970s and 1980s.

44	The Economic and Fiscal Update
...which could affect consumer confidence
■	U.S. and Canadian real consumer expenditure growth has remained remarkably robust in the face of rising energy prices. However, consumer confidence dipped noticeably in both Canada and the U.S. in September, possibly reflecting the impact of higher oil and gasoline prices.
■	Consumer confidence could be affected further if oil prices continue to rise, leading to slower consumer spending and therefore weaker economic growth.

Economic Developments and Prospects	45
Global Imbalances/Canadian Dollar
Global imbalances have worsened, reflecting increased capital inflows to the U.S., which have pushed long-term interest rates to low levels
■	The U.S. current account deficit averaged a record 6.4 per cent of GDP in the first half of 2005, up from 5.7 per cent in 2004. This deterioration has been part of a general widening of global imbalances since 1996, as Asia and oil exporters have run increasingly large current account surpluses.
■	These imbalances partly reflect expansionary U.S. fiscal policy, which has led to increased U.S. demand for foreign savings in order to finance investment. However, there has also been an increased demand by foreign countries for U.S. assets, reflecting the continuation of export-oriented Asian growth, foreign exchange intervention by Asian central banks, depressed investment opportunities in industrialized countries outside the U.S., and increased saving in major oil exporters. This increase in foreign demand for U.S. assets has led to reductions in U.S. long-term interest rates towards historic lows, despite recent increases in short-term interest rates.

46	The Economic and Fiscal Update
The recent depreciation of the U.S. dollar has been significantly less than in the mid-1980s, when the current account deficit was smaller...
■	Although the U.S. has thus far been able to finance its current account deficit, it is unlikely that deficits of this magnitude can be maintained indefinitely. Sustained large U.S. current account deficits have meant that U.S. net foreign indebtedness has steadily risen, reaching 25 per cent of GDP in 2004. The U.S. current account deficit must fall from its current high level if further substantial increases in net foreign debt as a share of GDP are to be avoided.
■	One potential way for the U.S. current account deficit to be corrected would be through a significant depreciation of the U.S. dollar and, indeed, the trade-weighted value of the U.S. dollar has depreciated by about 12 per cent since 2002. However, this depreciation has mostly occurred against floating currencies like the euro and the Canadian dollar rather than against the currencies of those Asian countries that contributed most to the recent rise in the U.S. current account deficit. Furthermore, the depreciation has thus far been significantly less than observed in the mid-1980s. The U.S. dollar depreciated by more than 25 per cent between 1985 and 1988, even though the U.S. current account deficit was significantly smaller than it is now, implying that a further correction is possible.

Economic Developments and Prospects	47
...and without stronger overseas growth, a further U.S.-dollar depreciation will be needed to significantly reduce the U.S. current account deficit
■	The other key feature of the current account adjustment in the late 1980s was stronger growth of the U.S. trading partners than the U.S. itself. This meant that demand for U.S. exports was growing faster than U.S. demand for foreign imports, which, along with the significant depreciation of the U.S. dollar, helped bring the U.S. current account back into balance.
■	However in recent years, growth of U.S. trading partners has been weaker than in the U. S. Without stronger growth outside the U.S., a larger depreciation of the U.S. dollar than in the 1980s will be needed to achieve a significant reduction in the U. S. current account. This implies a risk that the Canadian dollar might appreciate still further against the U.S. dollar. Furthermore, if Asian central banks were to suddenly reduce purchases of U.S. treasuries, this could lead to a sharp and potentially destabilizing fall in the U.S. dollar, together with significant increases in U.S. long-term interest rates.

48	The Economic and Fiscal Update
House Prices
U.S. house prices have risen significantly—more than in Canada but much less than in the United Kingdom and Australia
■	House prices in the U.S. have increased at a rapid rate in the past few years. U.S. resale house prices are now about 70 per cent higher than in 1998. In some local markets, the increase has been even greater: prices of existing houses have increased by more than 140 per cent in Los Angeles and by about 125 per cent in Boston.
■	Although not as dramatic as in the U.S., the average resale price of an existing house in Canada has increased by more than 60 per cent since 1998, with growth of more than 90 per cent in Ottawa-Carleton and Montréal.
■	Despite these rapid increases, house price appreciation in the U.S. and Canada is well below that of many other countries. For example, house prices have increased by more than 130 per cent in the United Kingdom over the same period.

Economic Developments and Prospects	49
A slowdown in house prices could lead to weaker consumption growth, particularly in the U.S.
■	The strength of housing markets in both the United Kingdom and the United States has helped to support consumer spending. Households’ willingness and ability to spend accumulated housing wealth—through equity withdrawals and mortgage refinancing—has been a major contributor to the growth in consumer expenditures.
■	Consumer spending growth in the United Kingdom weakened significantly following the slowdown in housing prices, suggesting that consumer spending could be vulnerable to reduced growth in house prices.
■	If the growth of U.S. house prices were to slow precipitously, U.S. consumer spending growth could slow as well, as the support to spending from rapid gains in housing wealth is diminished.

Chapter 3
Canada’s Fiscal Progress

Canada’s Fiscal Progress	53
Highlights
■	The Government of Canada posted a budgetary surplus of $1.6 billion in 2004–05, marking the first time in Canada’s history that the federal government has been in surplus for eight consecutive years.
■	As a result, the federal debt was $499.9 billion at the end of 2004–05, down $63.0 billion from its peak of $562.9 billion in 1996–97, resulting in interest savings of over $3 billion annually.
■	Federal debt as a percentage of the economy was 38.7 per cent in 2004–05, a reduction of 29.7 percentage points from its peak of 68.4 per cent in 1995–96.
■	To ensure that the federal debt burden continues to fall, the Government of Canada is announcing a new objective of reducing the federal debt-to-GDP (gross domestic product) ratio to below 20 per cent by 2020.
■	The “virtuous circle” of improved fiscal and economic performance has given the Government the means to invest in key priority areas.
■	Canada’s fiscal situation is the strongest among the Group of Seven (G7) countries. In 2004 Canada was the only G7 country to post a total government surplus. Canada also had the lowest debt-to-GDP ratio among G7 countries in 2004.

54	The Economic and Fiscal Update
Eighth consecutive budgetary surplus
■	A budgetary surplus of $1.6 billion was achieved in 2004–05. This marks the eighth consecutive year the federal budget has been in surplus, the first time this has happened in Canada’s history.
■	As a result, the federal debt has been reduced by $63.0 billion over the past eight years, resulting in interest savings of over $3 billion annually.

Federal Debt (Accumulated Deficit)
Since 2002–03 the financial statements of the Government of Canada have been presented on a full accrual basis of accounting. Under the previous accounting standard—modified accrual accounting—net debt and the accumulated deficit were identical. Under the new standard, net debt now includes a comprehensive costing for financial liabilities but excludes non-financial assets. The accumulated deficit includes both. It is the sum of all surpluses and deficits since Confederation.
Federal debt, referred to in the fall Economic and Fiscal Update, the budget documents, The Fiscal Monitor and the Annual Financial Report of the Government of Canada, is the accumulated deficit. It is the federal government’s main measure of debt.

Canada’s Fiscal Progress	55
The federal debt burden has been reduced significantly...
■	The reduction of the federal debt combined with strong economic growth—the best in the G7 since 1997—has resulted in a significant decline in the federal debt-to-GDP ratio.
■	This ratio is the most appropriate measure of the debt burden, since it measures the federal debt relative to the ability of the nation’s taxpayers to finance it.
■	As a share of GDP, federal debt dropped to 38.7 per cent in 2004–05, down from the peak of 68.4 per cent in 1995–96. This is the ninth consecutive year in which the federal debt-to-GDP ratio has declined, bringing it to its lowest level since 1983–84.

56	The Economic and Fiscal Update
...reducing federal debt charges as a share of revenues
■	The reduction in the federal debt burden, combined with lower interest rates, has allowed the Government to reduce the share of revenues used to service the debt, leaving a greater share of revenues available to address other priorities.
■	Federal debt charges as a percentage of budgetary revenues have declined from 37.6 per cent in 1995 – 96 to 17.2 per cent in 2004 – 05, the lowest ratio since the late 1970s.

Canada’s Fiscal Progress	57
The Government is committed to continue reducing the debt burden
■	With the aging of Canada’s population, the country will face increases in aging-related expenditures, such as elderly benefits and health care. In order to meet these future pressures, it is critical that the federal government maintain a strong focus on fiscal discipline and debt reduction over the next several years, before the major impacts of population aging are felt.
■	In the 2004 budget, the Government set a long-run goal of reducing the debt-to-GDP ratio to 25 per cent by 2014–15.
■	To ensure that the federal debt burden continues to fall, the Government of Canada is now announcing a new objective of reducing the federal debt-to-GDP ratio to below 20 per cent by 2020.
■	Reducing the federal debt-to-GDP ratio to below 20 per cent would mean that less than 10 cents of every revenue dollar would go to service the debt, compared to 17.2 cents in 2004–05.

58	The Economic and Fiscal Update
The decline in federal program expenses was the major contributor to fiscal consolidation
■	The decline in program expenses as a percentage of the economy was the major contributor to the elimination of the deficit and the emergence of eight consecutive budgetary surpluses.
■	The ratio of federal program expenses to GDP has declined significantly from 16.8 per cent in 1992–93 to 12.6 per cent in 2004–05.
■	Excluding one-time spending in 2004–05, program expenses as a share of GDP were 11.8 per cent, up slightly from 11.6 per cent in 2003–04.

Canada’s Fiscal Progress	59
About half of the increase in program expenses in 2004–05 was due to one-time spending
Table 3.1
Federal Program Expenses

	2003–04	2004–05	Change
	(millions of dollars)
Major transfers to persons	41,960	42,619	659
Major transfers to other levels of government
Support for health care and other social programs	22,341	23,081	740
Wait Times Reduction Fund		4,250	4,250
Medical Equipment Fund		500	500
Early learning and child care		700	700
Fiscal arrangements and other transfers	9,351	13,340	3,989
Offshore Revenues Accords		2,830	2,830
Other transfers	-2,300	-2,746	-446

Total	29,392	41,955	12,563
Subsidies and other transfers	22,964	25,001	2,037
Other program expenses	47,039	53,097	6,057
Of which: AECL environmental liabilities		2,319	2,319
Total program expenses	141,355	162,672	21,316

■	Program expenses amounted to $162.7 billion in 2004–05, an increase of $21.3 billion,or 15.1 per cent, from 2003–04. Increases were recorded in all major components,primarily reflecting the impact of previous budget measures.

■	Transfers to the provinces and territories accounted for $12.6 billion or almost 60 percent of the increase in program spending in 2004–05.

■	Approximately half of the $21.3-billion increase, or $10.6 billion, was due to one-time spending, including:
– $4.3 billion for the Wait Times Reduction Fund.
– $2.8 billion for the Offshore Revenues Accords.
– $2.3 billion for Atomic Energy of Canada Limited (AECL) environmental liabilities.
– $700 million for early learning and child care.
– $500 million for medical equipment.
■	About 80 per cent of these one-time expenses related to transfers to provinces and territories. Excluding one-time expenses, program spending was up 7.6 per cent.

60	The Economic and Fiscal Update
The revenue-to-GDP ratio has declined since 2000 as a result of tax cuts
■	Budgetary revenues as a percentage of GDP represent an approximate measure of the overall federal “tax burden” in that it compares the total of all federal revenues collected to the size of the economy.

■	The ratio stood at 15.4 per cent in 2004–05. It has been relatively stable since 2001–02, but is down significantly from an average ratio of 17.0 per cent over the period 1996–97 to 2000–01.

■	This decline is primarily due to the tax reduction measures announced in 2000, which significantly reduced personal and corporate income taxes, as well as reductions in employment insurance premium rates every year.

Canada’s Fiscal Progress	61
Improved finances have allowed the Government to make investments in key priorities

     Major Investments in the Priorities of Canadians
■	$100-billion Five-Year Tax Reduction Plan

■	Significant new funding for health care

■	Additional funding for less prosperous provinces and the territories

■	Support for early learning and child care

■	Support for post-secondary education and skills development

■	Investments in research and innovation

■	New Deal for Cities and Communities

■	International assistance

■	Defence and security
■	The Government’s improved fiscal situation, combined with low inflation, has led to low interest rates and renewed growth in the standard of living of Canadians.

■	This “virtuous circle” of improved fiscal and economic performance has resulted in increased government revenues—which have given the Government the means to invest in key priority areas, including:
– The $100-billion Five-Year Tax Reduction Plan, which was fully implemented by 2004–05. This is the largest tax cut in Canadian history.
– Significant new funding for health care.
– A new framework for equalization and Territorial Formula Financing to support provincial and territorial spending on public services in less prosperous regions of the country.
– Investments in key social programs, such as early learning and child care, housing and Aboriginal programs.
– Strategic investments to build a world-class research environment and develop a highly skilled and educated workforce.
– The New Deal for Cities and Communities, which includes investments in Green Municipal Funds and transferring the equivalent of 5 cents per litre of the federal gas tax by 2009–10.
– Increased funding for international assistance, including debt relief for poor countries towards meeting the Government’s pledge to double assistance by 2010–11 from its 2001–02 level.
– New investments in defence, including new equipment and an expansion of the number of troops, as well as funding for key national security initiatives.

62	The Economic and Fiscal Update
The Government has increased its support for health care
■	The most significant of recent investments is the $41 billion in new health care funding to be provided to the provinces and territories over the next 10 years in order to ensure quality health care for Canadians.
– Cash transfers for health care will increase by more than 20 per cent in 2005–06, from $16.3 billion to $19.6 billion.
– After 2005–06, the Canada Health Transfer will automatically grow by 6 per cent annually.
– Over the next 10 years, federal cash transfers for health care will almost double, reaching $30.5 billion by 2013–14.
■	This represents a major financial commitment by the Government, given that the 6-per-cent annual escalator significantly exceeds the expected 4.5-per-cent growth in nominal GDP, which is the broadest measure of the Government’s tax base.

■	The Organisation for Economic Co-operation and Development (OECD) has endorsed this new federal funding:
“With a long-term federal contribution to provincial health budgets now agreed, provinces should focus on greater efficiency, instead of seeking additional federal funding, in order to meet health care objectives....To achieve associated efficiency gains, these arrangements should be made impervious to any further renegotiation efforts over the 10 year period. They provide the provinces with a clear basis for long term planning and allow them to concentrate their efforts on delivering better results than achieved under the previous arrangements.” (OECD, Economic Survey of Canada 2004)

Canada’s Fiscal Progress	63
The provincial-territorial sector recorded a surplus in 2004–05
■	Both the federal and provincial-territorial governments have contributed to the significant turnaround in Canada’s fiscal situation over the last 12 years.

■	In 2004–05, the provincial-territorial sector is estimated to have recorded an aggregate surplus of $6.8 billion, with seven provinces and one territory recording balanced budgets or better.

■	The provincial-territorial sector has now posted surpluses in four of the last six years and is expected to remain in surplus in 2005–06.

64	The Economic and Fiscal Update
The debt burden continues to fall for both orders of government
■	The provincial-territorial debt-to-GDP ratio is expected to decline to 22.2 per cent in 2004–05, a decline of 6.5 percentage points from its peak of 28.7 per cent in 1999–2000. This marks the fifth consecutive annual decline in the provincial-territorial debt burden.

■	The federal debt burden remains much higher than the combined provincial-territorial debt burden. As a result, the federal government continues to face much higher debt-servicing charges than the provincial-territorial sector.

Canada’s Fiscal Progress	65
Provincial debt burdens vary significantly
■	Debt burdens vary considerably from one province to another.

■	Newfoundland and Labrador and Nova Scotia have the highest debt burdens in the country, at 60.7 per cent and 41 per cent of GDP, respectively.

■	All other provinces have a debt burden that is lower than that of the federal government.

■	Alberta is the only province in a net asset position, amounting to 8.1 per cent of GDP.

66	The Economic and Fiscal Update
Canada is again expected to be the only G7 country to record a surplus in 2005 and 2006
■	According to the OECD, Canada was the only G7 country to record a surplus in 2004 for the total government sector.

■	Canada’s surplus for 2004 was 1.3 per cent of GDP, compared to an average deficit of 4.1 per cent in the G7 countries.

■	Moreover, Canada is expected to continue to be the only G7 country to post a total government surplus again in 2005 and 2006, according to the OECD.

Data for International Comparisons
Two important factors need to be taken into account in making international comparisons: differences in accounting methods among countries, which affect the comparability of data, and differences in financial responsibilities among levels of government within countries.
For these reasons, the OECD’s standardized System of National Accounts definitions and data are used, and the focus is the total government sector (i.e. the combined national and subnational levels, as well as the public pension systems). In Canada, the total government sector includes federal, provincial-territorial and local governments as well as the Canada Pension Plan and Quebec Pension Plan.

Canada’s Fiscal Progress	67
Canada’s debt burden has declined from the second highest to the lowest among G7 countries
■	Since peaking in 1995, Canada’s total government net debt as a share of GDP fell 37.1 percentage points to 32.2 per cent of GDP in 2004.

■	As a result, Canada now has the lowest debt burden among G7 countries. In the mid-1990s, Canada’s debt burden was the second highest.

■	Moreover, Canada is projected to be the only G7 country with a declining debt burden in 2005.

68	The Economic and Fiscal Update
Canada’s program spending as a share of GDP is now well below the G7 average
■	Between 1992 and 2004, Canada’s total government program spending as a share of GDP fell 9.4 percentage points. In contrast, the average for the G7 countries remained virtually unchanged over this period.
■	Canada’s program spending relative to GDP is now well below the G7 average and is the third lowest in the G7, only slightly greater than in the United States and Japan. The OECD expects that this will continue in both 2005 and 2006.

Chapter 4
Private Sector Five-Year
Economic and Fiscal Projections

Private Sector Five-Year Economic and Fiscal Projections	71
Highlights
■	The Government is committed to sound financial management, including delivering balanced budgets or better, through prudent budget planning and reducing the burden of the federal debt.

■	This Update maintains the annual $3-billion Contingency Reserve. It also includes an additional amount for economic prudence of $1 billion in 2006–07, rising to $4 billion by 2010–11.

■	The fiscal projections in this Update have been prepared by four private sector forecasting organizations on a National Accounts basis of accounting, using the average of private sector economic forecasts. These projections have been converted by the Department of Finance to a Public Accounts basis of accounting— the basis on which the Government reports its financial position to Parliament (the detailed conversion is set out in Annex 3).

■	Based on the average of the projections provided by the four forecasting organizations, and after subtracting amounts for the Contingency Reserve, economic prudence and the cost of initiatives proposed before this Update, the status quo surplus for planning purposes is estimated to be $8.2 billion for 2005–06, rising to $11.3 billion in 2010–11, for a total of $54.5 billion over the six-year period.

■	Projected planning surpluses are significantly higher than those in the 2005 budget due to continued growth in corporate income tax revenues, partly resulting from much higher energy prices, mainly for natural gas prices; strong growth in personal tax revenues during the first part of 2005–06, reflecting recent growth in employment and earnings; and lower public debt charges, primarily reflecting lower interest rates than expected at the time of the 2005 budget.

72	The Economic and Fiscal Update
■	As is the standard practice, the Update releases some of the economic prudence built into the 2005 budget projections, which adds to the surplus for planning purposes.

■	Initiatives proposed since the 2005 budget, including those in this Update toward implementing the Government’s Plan for Growth and Prosperity, total $49.8 billion through 2010–11.

■	The remaining planning surplus amounts to $1.6 billion in 2005–06 and ranges from about $2 billion to $3.5 billion annually over the next five years, totalling $15.5 billion.

■	The debt-to-GDP (gross domestic product) ratio is projected to fall to about 29 per cent by 2010–11 (based on balanced budgets), putting the Government on track to meet the objective set out in the 2004 budget of reducing the ratio to 25 per cent by 2014–15. This Update announces a new objective of reducing the debt-to-GDP ratio to 20 per cent by 2020.

■	Tax reduction measures proposed in the 2005 budget and in this Update are projected to reduce revenues as a share of GDP to 14.4 per cent by 2010–11, from 15.4 per cent in 2004–05.

■	Program expenses as a share of GDP are projected to remain close to a postwar low of 12 per cent over the planning period.

■	The Government has implemented virtually all of the recommendations proposed by Dr. Tim O’Neill in his review of the federal forecasting process.

Private Sector Five-Year Economic and Fiscal Projections	73
Approach to budget planning
■	The Government’s approach to budget planning involves four key steps. The first step involves using private sector economic forecasts for budget-planning purposes.
– The Department of Finance conducts surveys of private sector economic forecasters. In total, about 20 forecasters are surveyed on a quarterly basis.

– Each fall the Department of Finance conducts extensive consultations with an economic advisory group, which includes the chief economists of Canada’s major chartered banks and leading economic forecasting organizations as well as representatives from different regions of the country.
■	The second step involves using the average private sector economic forecast to develop status quo fiscal projections for the fall Economic and Fiscal Update.
– Four private sector forecasting organizations develop detailed fiscal projections on a National Accounts basis, based on tax and spending policies in place at the time of the last budget.

– The four organizations are Global Insight, the University of Toronto, the Conference Board of Canada and the Centre for Spatial Economics.

– These projections are then translated to a Public Accounts basis by the Department of Finance. For the current fiscal year, year-to-date fiscal results are also used to estimate the potential budgetary outcome.
■	The third step adjusts the resulting fiscal projections for prudence to derive the fiscal surpluses for budget-planning purposes.
– An annual Contingency Reserve is set aside to guard against unforeseen circumstances. If not needed, it is applied to reduce the federal debt (accumulated deficit). An additional amount for economic prudence is included to provide further protection against falling back into deficit. If this amount is not needed, it becomes available to fund new priorities.

– The Contingency Reserve is normally set at $3 billion per year, while the economic prudence is generally set at $1 billion in the first year of the five-year planning horizon, rising to $4 billion by year five.

74	The Economic and Fiscal Update
■	The Government has proposed a fourth step, aimed at dealing with unanticipated federal surpluses at year end. Currently any unanticipated surplus at the end of the fiscal year is applied to reduce the federal debt. Under proposed legislation, any unexpected federal surplus over the $3-billion Contingency Reserve before closing the financial statements would be divided equally among tax relief, social and economic spending, and debt reduction. The $3-billion Contingency Reserve would continue to be applied to reduce the federal debt in the absence of unexpected shocks. For 2005–06 and 2006–07, amounts allocated under Bill C-48 (for affordable housing, post-secondary education, the environment and foreign aid) would be taken into account.
–	Tax relief would be provided as a credit to taxpayers when they receive their notice of assessment for that year.

–	This tax relief could be made permanent, conditional on the Minister of Finance’s assessment that it is affordable. The tax relief would take the form of an increase in the basic personal amount and the spouse or common-law partner amount.

–	The spending priorities would be set out every year in the budget, or other legislation tabled in the House of Commons, in order to ensure parliamentary review, debate and approval.
■	The proposed approach for dealing with unexpected surpluses is one of a number of recommendations made by Dr. Tim O’Neill in his report, Review of Canadian Federal Fiscal Forecasting: Processes and Systems. The report was prepared at the request of the Minister of Finance to ensure that the Government continues to use the most up-to-date economic and fiscal-forecasting methods, and to benchmark Canadian practices against the best in the world. The Minister of Finance tabled Dr. O’Neill’s report in the House of Commons on June 20, 2005. The report sets out 14 recommendations, 12 of which are in the Government’s purview (the other two are related to the House of Commons Standing Committee on Finance). These recommendations and actions taken by the Government are provided at the end of this chapter.

Private Sector Five-Year Economic and Fiscal Projections	75
Planning assumptions used to develop
the five-year status quo fiscal projections
■	The four private sector forecasting organizations derived projections of the major components of the federal budgetary balance on a National Accounts basis, using the economic forecasts outlined in Table 4.1. These projections were converted to a Public Accounts basis by the Department of Finance (details of this reconciliation by component of revenues and expenses are provided in Annex 3). The projections are based on the following assumptions.
–	The projections include the impact of the policy initiatives announced in previous budgets. On the tax side they include all of the tax measures announced in the 2005 budget, including an increase in the basic personal amount to $10,000, the elimination of the corporate surtax and the reduction in the general corporate income tax rate to 19 per cent. However, they do not include the impact of the other policy decisions taken since the 2005 budget. In particular, these projections do not reflect the proposed cost of commitments associated with Bill C-48, the Canada-Ontario agreement on education, housing and infrastructure and labour market development, as well as measures to address the impact of higher energy prices. The cost of these new initiatives is added to the status quo projections by the Department of Finance.
–	In light of the detailed information required to prepare projections of direct program expenses and public debt charges, the private sector organizations agreed to use National Accounts projections for these components provided by the Department of Finance. For direct program expenses, the projections are consistent with expenses reported in the 2005 budget for 2005–06 to 2009–10.
–	Major transfers to other levels of government are consistent with current legislation. Agreements on funding for early learning and child care as well as transfers in support of Canada’s cities and communities currently extend through 2009–10. The Government is committed to being a long-term partner with the provinces and territories in these areas. For planning purposes, these transfers are set at their 2009–10 levels for 2010–11.
–	The four forecasting organizations were asked to set projected employment insurance (EI) premiums equal to projected costs of the EI program on an annual basis from 2006 to 2011. This is consistent with the new EI rate-setting regime for 2006 and future years. The new regime is based on the following principles: premium rates should be set transparently; premium rates should be set based on independent expert advice; expected premium revenues should correspond to expected program costs; premium rate setting should mitigate the impact of the business cycle; and premium rates should be relatively stable over time.

76	The Economic and Fiscal Update
Economic assumptions underlying the average private sector status quo fiscal projections
Table 4.1
Average of Private Sector Economic Forecasts:
September 2005 Survey

	2005	2006	2007	2008–2010

		(per cent)
Real GDP growth	2.8	2.9	3.1	2.9
GDP inflation	2.4	2.2	1.6	1.7
Nominal GDP growth	5.3	5.2	4.7	4.7
3-month treasury bill rate	2.7	3.4	4.1	4.2
10-year Government of Canada bond rate	4.0	4.4	5.1	5.4

Note: The number of survey respondents declines from 16 in 2005 to 8 in 2010.
■	The average private sector forecast of real GDP growth is 2.8 per cent in 2005, 2.9 per cent in 2006 and 3.1 per cent in 2007. The average growth forecast over the 2008 to 2010 period is 2.9 per cent.
–	GDP inflation is expected to be 2.4 per cent in 2005, decline to 2.2 per cent in 2006 and average around 1.7 per cent annually through 2010.
–	Nominal GDP growth is expected to average 5.3 per cent in 2005, up from the growth of 4.9 per cent forecast in the February 2005 budget. Nominal GDP growth is projected to remain relatively stable at 5.2 per cent in 2006 (up from 5.0 per cent forecast at the time of the 2005 budget), and to slow to an annual average of 4.7 per cent through 2010. Over the 2007 to 2010 period, nominal GDP growth is expected to be about the same as forecast at the time of the 2005 budget.
–	After adjusting for historical revisions, the level of nominal GDP is projected to be about $5 billion higher in 2005 than expected at the time of the 2005 budget. The level of nominal GDP is expected to be about $7 billion higher in 2006, and $3.5 billion higher in 2007.
■	Short-term interest rates are expected to average 2.7 per cent in 2005 before rising to 3.4 per cent in 2006 and 4.1 per cent in 2007. Over the 2008 to 2010 period, short-term interest rates are expected to average 4.2 per cent. Private sector forecasters project a gradual rise in longer-term interest rates from 4.0 per cent in 2005 to 5.1 per cent by 2007, and averaging 5.4 per cent over the 2008 to 2010 period.

Private Sector Five-Year Economic and Fiscal Projections	77
Status quo fiscal projections on a National Accounts basis
Table 4.2
Private Sector Surplus Projections

	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

			(billions of dollars)
Conference Board of Canada	11.9	16.4	16.6	13.0	11.6	13.8
University of Toronto	11.4	17.4	18.4	15.6	15.2	18.0
Global Insight	10.5	15.2	15.9	13.8	13.7	18.5
Centre for Spatial Economics	10.4	15.7	17.4	16.2	17.2	21.3

Average	11.1	16.2	17.0	14.7	14.4	17.9

Forecast range	1.6	2.2	2.5	3.2	5.7	7.5

■	The private sector forecasting organizations provided National Accounts-based projections of the Government’s budgetary balance on a status quo basis and before subtracting amounts for the Contingency Reserve and economic prudence as well as the cost of initiatives announced since the February 2005 budget.
■	On average, the four forecasting organizations project a status quo National Accounts surplus of $11.1 billion in 2005–06, $16.2 billion in 2006–07 and $17.0 billion in 2007–08, declining thereafter to $14.4 billion in 2009–10 before climbing to $17.9 billion in 2010–11.
■	All four organizations project a decrease in the surplus in 2008–09. This largely reflects the implementation of tax cuts and spending initiatives announced in the 2005 budget.
■	The differences in the projections among the four forecasters primarily reflect differing assumptions about the responsiveness of tax revenues to growth in the various income tax bases.
–	The Centre for Spatial Economics projects the highest surpluses on average, primarily because it expects higher corporate income taxes, non-resident withholding taxes and excise taxes associated with fuel, alcohol and tobacco relative to the other three forecasting organizations.
–	The Conference Board of Canada projects the lowest surpluses on average, primarily because it projects relatively weaker personal income tax revenues.
–	Global Insight and the University of Toronto project surpluses that are more closely in line with the average projections.
■	The range in the projections is $1.6 billion in the first year of the planning period, rising to $7.5 billion in 2010–11. These differences are relatively small in relation to combined federal revenues and expenses of about $400 billion. For example, by 2010–11 the range represents 2.8 per cent of revenues and 1.4 per cent of combined revenues and expenses.

78	The Economic and Fiscal Update
Status quo fiscal projections on a Public Accounts basis
Table 4.3
Average Private Sector Surplus Projection—Status Quo Underlying Surplus

	Actual	Projection
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

			(billions of dollars)
National Accounts basis Average of private sector surplus projections	2.8	11.1	16.2	17.0	14.7	14.4	17.9
Adjustments for 2005–06 collections		-2.5	-2.6	-2.7	-2.9	-3.0	-3.1
Other adjustments	-1.2	4.8	1.4	2.1	3.9	5.1	5.0

Total adjustments	-1.2	2.4	-1.2	-0.7	1.1	2.1	1.9
Public Accounts status quo underlying surplus	1.6	13.4	15.0	16.4	15.7	16.5	19.8

■	Table 4.3 reviews the key adjustments required to translate the National Accounts surplus projections to a Public Accounts basis. Detailed reconciliations are provided in Annex 3. The first adjustment is to incorporate the most recent fiscal data available. Estimates of government revenues and expenses on a National Accounts basis normally lag the Public Accounts estimates by several months and do not incorporate the final 2004–05 results.
■	In total, the Department of Finance adjusted the private sector National Accounts projections by $2.5 billion in 2005–06, largely reflecting personal income tax collections to date. As explained in Annex 3, the National Accounts estimate year-over-year growth in personal income tax revenues of nearly 12 per cent in the second quarter of 2005, considerably above the estimated growth in the applicable tax base and the year-to-date growth in the Public Accounts-based data as reported in the September Fiscal Monitor of 8.6 per cent.
■	The other key adjustments reflect differences in the accounting treatment of revenues and expenses between the two accounting systems. Notably:
–	Differences in the timing of expenses related to initiatives in the 2005 budget.

–	Differences in the treatment of capital expenses between the National Accounts concept of net lending (which includes cash expenditures) and the Public Accounts budgetary balance (which includes only depreciation amounts).
■	The status quo underlying surplus on a Public Accounts basis is $13.4 billion in 2005–06, rising to $19.8 billion by 2010–11.

Private Sector Five-Year Economic and Fiscal Projections	79
Table 4.4
Surpluses for Purposes of Fiscal Planning

	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

			(billions of dollars)
Status quo underlying surplus	13.4	15.0	16.4	15.7	16.5	19.8
Initiatives proposed before the Update	2.3	1.8	1.8	1.9	1.6	1.5
Allocation for prudence
Contingency Reserve	3.0	3.0	3.0	3.0	3.0	3.0
Economic prudence		1.0	2.0	3.0	3.5	4.0

Total	3.0	4.0	5.0	6.0	6.5	7.0

Status quo planning surplus	8.2	9.2	9.5	7.9	8.4	11.3

Note: Totals may not add due to rounding.
■	In order to derive the fiscal surplus for planning purposes, the cost of initiatives proposed before this Update (see Table 1.2), as well as allocations for the Contingency Reserve and economic prudence, must be deducted from the status quo surplus.
■	Table 4.4 provides the estimates of the surplus for planning purposes. The surplus is projected to be $8.2 billion in 2005–06, $9.2 billion in 2006–07, rising to $11.3 billion by 2010–11, for a six-year total of $54.5 billion.
■	The $8.2-billion increase in the status quo planning surplus for 2005–06 reflects a number of economic and fiscal developments, which are explained in detail in the following pages.

80	The Economic and Fiscal Update
■	Revenues in 2004–05, largely corporate income tax revenues related to the energy sector, came in $2.6 billion higher than projected in the 2005 budget, and this gain is expected to carry forward to future years, providing a permanent boost to the level of revenues as projected in the 2005 budget.
■	Growth in corporate income tax revenues in 2005–06 is now expected to be much stronger than anticipated at the time of the 2005 budget, largely due to the increase in energy prices since the budget and the carry-forward for 2004–05. This has increased the status quo planning surplus by $3.1 billion.
■	Growth in personal income tax revenues in early 2005 was extremely strong, and appears to be linked to much stronger-than-expected employment income growth. This has increased the status quo planning surplus by $1.7 billion.
■	Public debt charges are projected to be lower than forecast in the 2005 budget due primarily to lower interest rates, adding about $1 billion to the status quo planning surplus.
■	As is the norm, the Government has released the $1 billion of economic prudence set aside in the 2005 budget for 2005–06. A number of other factors have also increased the projected budgetary balance. Revenues of enterprise Crown corporations are expected to be somewhat higher. Expenses related to the new offshore arrangements with Newfoundland and Labrador and Nova Scotia (reflecting a change in accounting treatment) and employment insurance benefits are expected to be somewhat lower than at the time of the 2005 budget. Together, these factors add about $1 billion to the status quo planning surplus.
■	The cost of new initiatives proposed before this Update has increased expenses by $2.3 billion.

Private Sector Five-Year Economic and Fiscal Projections	81
Changes in key variables since the
February 2005 budget fiscal projections
■	The outlook for corporate income tax receipts is significantly higher throughout the planning period, reflecting a number of factors.

■	The final outcome for corporate income tax receipts in 2004–05 was $1.5 billion higher than projected in the 2005 budget, partly due to a doubling of tax receipts received from firms in the energy sector. This better-than-expected result carries forward into 2005–06 and future years.

■	Prices of natural gas and crude oil increased significantly in 2005 and are now expected to be considerably higher than forecast at the time of the 2005 budget—50 per cent higher on average over the next three years. This has increased the outlook for corporate profits and associated tax receipts.

■	The higher corporate profits also reflect the assessment of private sector economists that the share of corporate profits in GDP will remain close to the current historical peak over the planning period (see box entitled “Gross Domestic Product—Income-Based Components”). In the 2005 budget, the share of corporate profits in GDP was assumed to slowly return to its historical average.

82	The Economic and Fiscal Update
Changes in key variables since the
February 2005 budget fiscal projections
■	In addition to strong growth in corporate income tax receipts, personal income tax collections have been very strong in early 2005. Over the first six months of 2005–06, personal income tax receipts grew 8.6 per cent, about twice the forecast growth of wages and salaries over the period, and much more rapidly than projected in Budget 2005. However, this is somewhat consistent with recent monthly labour force data, which show strong growth in total earnings in the third quarter of 2005. The unanticipated strength in personal income tax receipts is expected to result in significantly higher personal income tax receipts than projected at the time of the 2005 budget.
■	Projections for short- and long-term interest rates have been lowered since the 2005 budget, translating into lower projected public debt charges.
The Fiscal Impact of Higher Oil and Natural Gas Prices
The impact of higher oil prices on the budgetary balance is largely neutral, while the impact of higher natural gas prices is significantly positive. This difference is due to two primary factors.First, net exports of natural gas are about 2 1/2 times larger than net exports of crude oil—which means that the increase in corporate profits occasioned by an increase in gas prices is much higher than the increase occasioned by an equivalent increase in oil prices. Second, consumer expenditures on petroleum products are about five times as large as expenditures on natural gas, which means that an increase in oil prices increases the Consumer Price Index and the associated costs of indexed programs to a much greater extent than increases in natural gas prices. These programs include Old Age Security, the Guaranteed Income Supplement, the Canada Child Tax Benefit and the goods and services tax (GST) credit. Also, as the personal income tax system is fully indexed, higher inflation due to increases in oil prices reduces personal income tax collections.

Private Sector Five-Year Economic and Fiscal Projections	83
Gross Domestic Product—Income-Based Components
■	The income composition of nominal GDP plays a key role in the fiscal forecast because different components of income are taxed at different rates.
■	In the February 2005 budget, the share of wages, salaries and supplementary labour income and that of corporate profits in GDP were assumed to converge toward their long-term historical averages. In the budget, the income shares of wages, salaries and supplementary labour income and corporate profits were assumed to be 51 per cent and 11.3 per cent, respectively, by 2010.
■	However, the significant rise in energy prices, particularly natural gas prices, has raised the outlook for corporate profits this year and over the remainder of the outlook. Projected energy prices are on average about 50 per cent higher over the next three years compared to the budget outlook.
■	Starting with this Update, the Department of Finance has expanded its survey of private sector economic forecasters to include forecasts of GDP income components. The September 2005 survey suggests the private sector forecasters expect that the share of corporate profits (before taxes) will rise from 14 per cent of GDP in the second quarter of 2005 and peak at 14.8 per cent in 2006 before stabilizing at around 14.1 per cent of GDP over 2008 to 2010—significantly higher than the historical average of about 10 per cent. The survey suggests that the share of wages, salaries and supplementary labour income in GDP will decline slightly, from almost 50 per cent in the second quarter of 2005 to average 49.1 per cent of GDP over 2008 to 2010.
■	The change in the projected income shares of GDP is not neutral from a fiscal point of view. Corporate profits are taxed at a much higher effective rate than personal income (17.1 per cent in 2004–05, compared to 9.3 per cent for personal income) so the shift in the assumed income share of GDP results in a net fiscal gain.
Gross Domestic Product, Income-Based Components

	2004	2005	2006	2007	2008–2010

			(per cent of nominal GDP)
Wages, salaries and supplementary labour income	49.9	49.4	49.2	49.4	49.1
Corporation profits before tax	13.6	14.4	14.8	14.6	14.1
Interest and miscellaneous investment income	4.3	4.4	4.6	4.7	5.5
Taxes less subsidies, on factors of productions and products	11.5	11.5	11.4	11.3	11.2
Capital consumption allowances	13.4	13.3	13.3	13.4	13.5
Other	7.3	7.0	6.7	6.6	6.6

Total	100.0	100.0	100.0	100.0	100.0

Sources: Statistics Canada; September 2005 Department of Finance survey of private sector forecasters and Department of Finance assumptions.

84	The Economic and Fiscal Update
Other governments are also experiencing stronger revenues
■	The Government of Canada is not alone in experiencing stronger-than-expected revenue growth in 2005–06. Forecasts for the U.S. federal government made by the Office of Management and Budget (OMB) and the Congressional Budget Office (CBO) were also revised upwards for 2005–06, mainly as a result of higher revenues from personal and corporate income taxes and payroll taxes. This experience is quite similar to that of the Government of Canada.
■	Moreover, most provinces that have revised their forecasts for 2005–06 are now expecting higher revenues than projected in their 2005 budgets. Revisions to provincial revenues are largest in Newfoundland and Labrador, Alberta, British Columbia and Saskatchewan, mainly reflecting higher royalties from oil and natural gas production. Personal and corporate income tax revenues are also higher than expected in most of these six provinces.
■	These upward revisions generally followed better-than-projected outcomes for the 2004–05 fiscal year. For example, in the U.S., the final outcome for the budget balance was better than projected by both the OMB and the CBO largely because revenues turned out to be about US$100 billion, or almost 5 per cent, higher than projected last February.

Private Sector Five-Year Economic and Fiscal Projections	85
Changes since the February 2005 budget fiscal projections
Table 4.5
Changes in the Fiscal Outlook Since the February 2005 Budget

	Actual	Projection
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10
			(billions of dollars)
Budget 2005 planning surplus	3.0	0.0	0.0	0.0	0.0	0.0

Initiatives proposed before the Update		-2.3	-1.8	-1.8	-1.9	-1.6

Impact of economic changes[1]

Budgetary revenues
Personal income tax	0.2	1.9	1.2	0.5	-1.0	-2.3
Corporate income tax	1.5	4.6	6.6	7.3	8.6	10.7
Employment insurance premiums	0.2	0.1	-1.3	-1.4	-1.6	-1.7
Other revenues	0.6	0.6	0.7	0.1	-0.4	-0.9

Total	2.6	7.2	7.3	6.4	5.6	5.9

Program expenses
Major transfers to persons
Elderly benefits	0.1	-0.1	-0.1	0.1	-0.1	-0.2
Employment insurance benefits	0.5	1.1	1.2	1.5	1.7	1.8

Total	0.6	1.0	1.2	1.6	1.6	1.7
Major transfers to other levels of government	-2.9	0.2	0.3	0.7	0.4	0.3
Direct program expenses	-2.3	0.0	0.0	0.0	0.0	0.0

Total	-4.5	1.1	1.5	2.3	2.1	2.0

Public debt charges	0.6	1.1	1.2	1.6	1.5	1.7

Release of prudence	–	1.0	1.0	1.0	0.5	0.5

Status quo planning surplus	1.6	8.2	9.2	9.5	7.9	8.4

Note: Totals may not add due to rounding.

[1]	A positive number implies an improvement in the budgetary balance. A negative number implies a deterioration in the budgetary balance.
■	Table 4.5 provides a breakdown by revenue and expenditure component of the changes in the status quo planning surplus since the 2005 budget.

■	The cost of new initiatives proposed before the Update is $2.3 billion in 2005–06 and ranges between $1.6 billion and $1.9 billion in other years.

■	In 2005–06, corporate income tax receipts are projected to be $4.6 billion higher than forecast in the 2005 budget. This change accounts for a significant portion of the $8.2-billion improvement in the planning surplus projected for this year. This reflects the carry-forward of the better-than-expected 2004–05 outcome and the recent run-up in energy prices, which is boosting the profitability of a significant portion of the Canadian corporate sector.

86	The Economic and Fiscal Update
■	Over the 2005–06 to 2009–10 period, higher corporate income tax receipts account for most of the projected increase in the planning surplus compared to the 2005 budget. This increase also reflects an assumed shift in the composition of GDP away from wages and salaries to corporate profits. As discussed earlier, the September 2005 survey of private sector forecasters suggests that the share of corporate profits in GDP will stabilize at just over 14 per cent of GDP in the outer years of the planning period, significantly higher than the historical average of 10.1 per cent. The survey also suggests that the share of wages, salaries and supplementary labour income in GDP will stabilize at just over 49 per cent, below its historical average of 53 per cent. In contrast, in the 2005 budget, the shares of both corporate profits and wages, salaries and supplementary labour income in GDP were assumed to converge toward their long-term historical averages.

■	Further boosting the surplus in the near term are personal income tax receipts, which have grown much more strongly than expected this year. Personal income tax receipts have risen 8.6 per cent over the first six months of 2005–06, or about twice the forecast growth of wages and salaries. Over the medium term, personal income tax receipts are weaker than projected in the 2005 budget, reflecting an assumed shift in the composition of GDP away from wages and salaries to corporate profits.

■	EI revenues are lower, reflecting lower EI benefits. Lower EI benefits, in turn, are due to improvements in the labour market, savings from the expenditure review included in the 2005 budget and the transfer of some EI program elements to Quebec. The transfer of some EI program elements to Quebec has also reduced benefits by a corresponding amount, such that the impact of the transfer on the fiscal balance is neutral beginning in 2006–07.

■	The other principal change from the budget to program expenses is a reduction in transfers to other levels of government, due primarily to the change in accounting for the new offshore arrangements with Newfoundland and Labrador and Nova Scotia.

■	Public debt charges over the forecast period are expected to be between $1.1 billion and $1.7 billion lower than the Budget 2005 outlook due to lower projected interest rates since the time of the budget.

■	The economic prudence included in the Budget 2005 projection has been eliminated for the 2005–06 fiscal year and reduced in the following years, as is the normal practice in the fall Update.

■	Combined, these developments have resulted in a significant upward revision to projected status quo underlying surpluses over the 2005–06 to 2009–10 period compared to the 2005 budget.

Private Sector Five-Year Economic and Fiscal Projections	87
Table 4.6
Initiatives Proposed Since the February 2005 Budget

	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11	Total
	(millions of dollars)
A Plan for Growth and Prosperity
Creating Opportunities for All Canadians	1,112	794	1,453	1,899	1,991	1,991	9,238
Advancing an Innovative Economy	530	299	382	384	385	365	2,344
At the Centre of Global Commerce and Networks		142	251	268	265	249	1,175
Building the Right Investment Environment	5,385	5,070	4,716	4,118	4,318	6,848	30,455

Total	7,027	6,305	6,802	6,669	6,959	9,452	43,213

Government’s Response to Higher Energy Costs	1,041	566	238	238	150	150	2,383
Canada-Ontario Agreement
(excluding amounts included in the Plan for Growth and Prosperity, as well as the Government’s response to higher energy costs)
Housing and infrastructure	150	150	100	100	100		600
Corporate tax collection and meat inspection	10	80	350	250	100	100	890

Total	160	230	450	350	200	100	1,490

Other Announced Post-Budget Funding Decisions
Airport rents reduction		48	72	97	132	176	525
Wage Earner Protection Program	4	32	32	32	32	32	164
Canadian Museum for Human Rights	10	10	10	20	20		70
Prince Rupert Port upgrade	10	20					30
Global Centre for Pluralism	30						30
International Fishing Governance	6	7	7				20
Quebec City’s 400th anniversary celebrations	11	34	45	19			110
Measures to aid Darfur	120	78					198
Afghanistan (extended mission deployment)	286	286	50				622
Pakistan	57						57
Immigration measures	68	93	9	9	11	11	201
Other announced initiatives	165	205	265	248	182	171	1,236

Total	767	814	491	425	377	390	3,263
Less:
Funding included in Budget 2005	168	106	55	65	75	92	560

Net cost	599	708	435	360	302	298	2,702
Total net costs	8,827	7,808	7,925	7,617	7,610	10,000	49,788

Note: Totals may not add due to rounding.
■	The initiatives proposed since the 2005 budget total $49.8 billion over the planning period.

■	These initiatives include $43.2 billion in support of the Plan for Growth and Prosperity, as well as funding to respond to higher energy costs, for the Canada-Ontario agreement and for a number of other announcements.

88	The Economic and Fiscal Update
Average of private sector fiscal projections
Table 4.7
Summary Statement of Transactions
(Including Measures Proposed Since the February 2005 Budget)

	Actual	Projection
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11
	(billions of dollars)
Budgetary transactions
Budgetary revenues	198.4	202.3	212.3	222.0	229.9	239.3	247.8
Total expenses
Program expenses	-162.7	-163.7	-170.7	-178.8	-187.2	-195.8	-203.6
Public debt charges	-34.1	-34.0	-34.4	-34.8	-34.6	-34.5	-34.4

Total expenses	-196.8	-197.7	-205.1	-213.6	-221.8	-230.4	-238.0
Budgetary surplus	1.6	4.6	7.2	8.4	8.1	8.9	9.8

Prudence
Contingency Reserve		3.0	3.0	3.0	3.0	3.0	3.0
Economic prudence			1.0	2.0	3.0	3.5	4.0

Total		3.0	4.0	5.0	6.0	6.5	7.0
Remaining planning surplus		1.6	3.2	3.4	2.1	2.4	2.8

Federal debt
Assuming balanced budget	499.9	499.9	499.9	499.9	499.9	499.9	499.9
Assuming Contingency Reserve is applied to debt reduction		496.9	493.9	490.9	487.9	484.9	481.9

Per cent of GDP
Budgetary revenues	15.4	14.9	14.9	14.8	14.7	14.6	14.4
Program expenses	12.6	12.1	11.9	12.0	12.0	12.0	11.9
Public debt charges	2.6	2.5	2.4	2.3	2.2	2.1	2.0
Total expenses	15.3	14.6	14.4	14.3	14.2	14.1	13.9
Planning surplus	0.1	0.1	0.2	0.2	0.1	0.1	0.2
Federal debt
Assuming balanced budget	38.7	36.8	35.0	33.4	32.0	30.5	29.1
Assuming Contingency
Reserve is applied to debt reduction		36.6	34.6	32.8	31.2	29.6	28.1

Note: Totals may not add due to rounding.
■	Table 4.7 summarizes the details of the fiscal projections to 2010–11, based on the average of private sector projections and adjusted for the fiscal cost of measures announced since the 2005 budget.
■	After accounting for the cost of new measures and deducting the Contingency Reserve and amounts for economic prudence, there is a remaining planning surplus of $1.6 billion in 2005–06, $3.2 billion in 2006–07, $3.4 billion in 2007–08, $2.1 billion in 2008–09, $2.4 billion in 2009–10 and $2.8 billion in 2010–11.

Private Sector Five-Year Economic and Fiscal Projections	89
■	Budgetary revenues are expected to increase by $3.9 billion or 2.0 per cent in 2005–06. As a share of GDP, this represents a decline of 0.5 percentage point in 2005–06 and an additional 0.5 percentage point through to 2010–11. This reflects the impact of tax reduction measures proposed in the 2005 budget and in this Update.

■	Program expenses as a share of GDP are expected to decline by 0.5 percentage point in 2005–06, reflecting significant one-time expenses in 2004–05. Over the planning period, program expenses are expected to grow in line with nominal GDP, averaging about 12 per cent of GDP, which is close to a postwar low.

■	Public debt charges are expected to remain relatively unchanged in 2005–06, falling just $0.1 billion from 2004–05 to $34.0 billion. Thereafter, the projected increase in short–term interest rates and the refinancing of maturing long-term bonds at higher interest rates push up public debt charges by $0.4 billion in 2006–07 and a further $0.4 billion in 2007–08.

■	Public debt charges as a share of total revenue were 17.2 per cent in 2004–05, a significant drop from the peak of 38.7 per cent in 1990–91. Public debt charges as a share of revenue are projected to continue to decline throughout the planning horizon, down to 13.9 per cent by 2010–11.

■	Total expenses are projected to decline from 15.3 per cent of GDP in 2004–05 to 14.6 per cent in 2005–06 and then to decline gradually over the projection period, reaching 13.9 per cent of GDP in 2010–11.

■	The federal debt-to-GDP ratio (accumulated deficit) stood at 38.7 per cent in 2004–05, down dramatically from its peak of 68.4 per cent in 1995–96. Assuming no incremental debt reduction, it would fall to 29.1 per cent by 2010–11, on track to meet the Government’s objective of reducing this ratio to 25 per cent by 2014–15 set out in the 2004 budget. This Update announces a new objective of reducing the debt-to-GDP ratio to 20 per cent by 2020.

90	The Economic and Fiscal Update
Average private sector projections of budgetary revenues
Table 4.8
Average Private Sector Projections of Budgetary Revenues
(Including Measures Proposed Since the February 2005 Budget)

	Actual	Projection
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11
			(millions of dollars)
Tax revenues
Income tax
Personal income tax	89,833	91,085	97,210	103,140	108,640	113,975	118,735
Corporate income tax	29,956	33,550	35,245	36,430	35,925	36,735	37,025
Other income tax	3,560	3,930	4,125	4,320	4,535	4,750	4,920

Total income tax	123,349	128,565	136,580	143,890	149,100	155,460	160,680

Excise taxes/duties
Goods and services tax	29,758	31,530	32,670	33,945	35,535	37,230	39,165
Customs import duties	3,091	3,270	3,450	3,610	3,685	3,805	3,815
Other excise taxes/duties	10,008	10,090	10,225	10,425	10,650	10,850	11,050

Total excise taxes/duties	42,857	44,885	46,345	47,980	49,870	51,885	54,030

Total tax revenues	166,206	173,450	182,925	191,870	198,970	207,345	214,710

Employment insurance premium revenues	17,307	17,285	16,340	16,675	17,215	17,815	18,490

Other revenues	14,907	11,570	13,020	13,495	13,730	14,170	14,595

Total budgetary revenues	198,420	202,305	212,285	222,040	229,915	239,330	247,795

Per cent of GDP
Personal income tax	7.0	6.7	6.8	6.9	6.9	7.0	6.9
Corporate income tax	2.3	2.5	2.5	2.4	2.3	2.2	2.2
Goods and services tax	2.3	2.3	2.3	2.3	2.3	2.3	2.3
Other excise	0.8	0.7	0.7	0.7	0.7	0.7	0.6

Tax revenues	12.9	12.8	12.8	12.8	12.7	12.7	12.5

Employment insurance premium revenues	1.3	1.3	1.1	1.1	1.1	1.1	1.1
Other revenues	1.2	0.9	0.9	0.9	0.9	0.9	0.9
Total	15.4	14.9	14.9	14.8	14.7	14.6	14.4

Note: Totals may not add due to rounding.
■	Budgetary revenues are projected to increase by 2.0 per cent in 2005–06. As a share of GDP, revenues are projected to fall from 15.4 per cent in 2004–05 to 14.9 per cent this fiscal year, reflecting the significant tax reductions proposed in this Update.

Private Sector Five-Year Economic and Fiscal Projections	91
■	Personal income tax revenues—the largest component of budgetary revenues—fall as a percentage of GDP in 2005–06, reflecting the impact of the proposed reduction in the 16-per-cent rate to 15 per cent and the increase in the basic personal amount. Thereafter, personal income tax revenues increase somewhat as a percentage of GDP, reflecting the progressivity of the income tax system and real income gains. In 2010–11 personal income taxes fall as a share of GDP, reflecting proposed reductions in the two middle-income tax rates, the proposed increase to the top bracket and the maturing of the proposed Working Income Tax Benefit.

■	In 2005–06 corporate income tax revenues are expected to increase 12.0 per cent, following a gain of 9.2 per cent in the previous year, reflecting ongoing strong growth in corporate profits. Expressed as a share of GDP, corporate income tax revenues are projected to decline starting in 2007–08, reflecting both the cost of the tax cuts proposed in the 2005 budget and a projected decline in the share of corporate profits in GDP.

■	Excise taxes and duties are expected to rise by 4.7 per cent in 2005–06, following an increase of 3.6 per cent in 2004–05, reflecting higher GST revenues. Excise taxes and duties are projected to remain relatively stable as a percentage of GDP over the planning period.

■	EI premium revenues are assumed to match EI program costs over the planning period. The EI revenue and expense projections also reflect the implementation of the Quebec Parental Insurance Plan in 2006, the cost of the labour market pilot projects announced in February 2005, as well as savings from expenditure review. This results in a decline in projected EI premium revenues in 2005–06 and 2006–07.

■	Other revenues include net gains/losses from enterprise Crown corporations, foreign exchange revenues, return on investments and sales of goods and services. These revenues are volatile, owing partly to the impact of exchange rate movements on the Canadian-dollar value of foreign-denominated interest-bearing assets and to net gains/losses from enterprise Crown corporations. In 2005–06 other revenues are projected to decrease 22.4 per cent, or $3.3 billion, largely due to the one-time gain from the sale of the Government’s remaining shares in Petro-Canada in 2004–05.

92	The Economic and Fiscal Update
Revenue ratio

■	A more revealing picture of movements in tax revenue can be obtained by examining the revenue ratio—total federal revenues in relation to the total income in the economy (or GDP).

■	This ratio reflects the impact of policy decisions and economic developments. The ratio declines during economic downturns and tends to increase during recoveries, reflecting the progressive nature of the tax system and the cyclical nature of corporate profits.

■	The decrease in the ratio in 2001–02 was largely attributable to the implementation of the $100-billion Five-Year Tax Reduction Plan. Through 2004–05 the decline in the ratio largely reflects the incremental impact of the Five-Year Tax Reduction Plan.

■	The revenue ratio is projected to decline steadily from 15.4 per cent in 2004–05 to 14.4 per cent by 2010–11. This decline reflects the impact of tax reduction measures announced in the 2005 budget and proposed in this Update.

Private Sector Five-Year Economic and Fiscal Projections	93
Average private sector projections of program expenses
Table 4.9
Average Private Sector Projections of Program Expenses
(Including Measures Proposed Since the 2005 Budget)

	Actual	Projection
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11
				(millions of dollars)
Major transfers to persons
Elderly benefits	27,871	29,245	30,575	31,895	33,365	34,935	36,585
Employment insurance benefits[1]	14,748	14,660	15,030	15,355	15,885	16,430	17,040
Energy Cost Benefit		565

Total	42,619	44,470	45,605	47,250	49,250	51,365	53,625

Major transfers to other levels of government
Federal transfers in support of health and other social programs	27,831	28,225	28,640	30,150	31,680	33,590	35,325
Fiscal arrangements	16,170	12,345	12,685	13,110	13,560	14,030	14,505
Alternative Payments for Standing Programs	-2,746	-2,835	-2,995	-3,165	-3,300	-3,445	-3,625
Early learning and child care	700	0	700	1,200	1,200	1,200	1,200
Canada’s cities and communities		1,000	1,000	800	1,000	2,000	2,000

Total	41,955	38,735	40,030	42,095	44,140	47,375	49,405

Direct program expenses	78,098	80,500	85,095	89,495	93,835	97,105	100,525

Total program expenses	162,672	163,705	170,730	178,840	187,225	195,845	203,555

Per cent of GDP
Major transfers to persons
Elderly benefits	2.2	2.2	2.1	2.1	2.1	2.1	2.1
Employment insurance benefits	1.1	1.1	1.1	1.0	1.0	1.0	1.0

Total	3.3	3.3	3.2	3.2	3.1	3.1	3.1
Major transfers to other levels of government	3.3	2.9	2.8	2.8	2.8	2.9	2.9
Direct program expenses	6.1	5.9	6.0	6.0	6.0	5.9	5.9
Total program expenses	12.6	12.1	11.9	12.0	12.0	12.0	11.9

Note: Totals may not add due to rounding.

[1]	EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI program costs (amounting to $1.3 billion in 2004–05) relate to administration costs.
■	Table 4.9 provides an overview of the projections for program expenses, including the cost of measures announced since the 2005 budget. Program expenses are divided into three major components: major transfers to persons, major transfers to other levels of government and direct program expenses—the latter include subsidies and other transfers, expenses of Crown corporations, and defence and all other departmental operating expenses.

94	The Economic and Fiscal Update
■	Major transfers to persons, consisting mainly of elderly and EI benefits, are expected to increase by $1.9 billion in 2005–06.
–	The growth in elderly benefits of $1.4 billion, or 4.9 per cent, is largely determined by the growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.

–	EI benefits are projected to decline slightly in 2005–06, reflecting labour market conditions, but then to rise steadily starting in 2006–07. The increase in 2006–07 reflects a slight increase in projected unemployment and the first full-year impact of the labour market pilot projects announced in February 2005. Starting in 2006–07, the EI benefit projection reflects the transfer to the province of Quebec of the responsibility for delivering parental benefits under the new Quebec Parental Insurance Plan. Starting in 2008–09, the growth of EI benefits increases to about 3.5 per cent per year, reflecting the indexation of benefits to the growth in the average industrial wage. The EI benefit forecast also reflects savings from the expenditure review exercise.

–	Payments to low-income families and low-income seniors to help offset the cost of higher energy costs amount to $565 million in 2005–06.
■	Major transfers to other levels of government in 2005–06 are $3.2 billion lower than in 2004–05, reflecting the one-time payments referred to earlier, somewhat offset by the proposed Post-Secondary Education Innovation Fund. Over the medium term, transfers increase from $38.7 billion in 2005–06 to $49.4 billion in 2010–11, averaging around 5.0 per cent growth per year, reflecting the impact of First Ministers’ agreements on health, equalization and Territorial Formula Financing as well as growing payments under early learning and child care and support for Canada’s cities and communities. The 2005 budget committed funds to the latter two programs through 2009–10. The amounts for 2010–11 reflect the continuation of these programs. Decisions on their enhancement will be the subject of future budgets. The amounts related to cities and communities include funding for public transit infrastructure, as proposed as part of the Government’s response to the impact of higher energy costs.
■	Direct program expenses are projected to increase by $2.4 billion in 2005–06 and are expected to grow roughly in line with nominal GDP growth over the rest of the projection period, reflecting increased spending on foreign assistance and defense and the cost of initiatives announced since the 2005 budget, including those proposed in this Update.

Private Sector Five-Year Economic and Fiscal Projections	95

Funding Commitments Made Under Bill C-48
Under Bill C-48—An Act to authorize the Minister of Finance to make certain payments—the Government committed to make payments in a number of priority areas from any surplus over and above $2 billion in 2005–06 and 2006–07. The funding set out in the Act is as follows:
■	$900 million for the environment, including assisting public transit and a low-income housing energy retrofit program.

■	$1.5 billion to enhance access to post-secondary education and support training.

■	$1.6 billion for affordable housing.

■	$500 million in foreign aid.
The following table reviews the funding allocated since the 2005 budget that meets the commitments set out in Bill C-48. Over the planning period, the initiatives proposed by the Government in the policy areas set out in Bill C-48 total $9.4 billion, more than double the amount committed to in the Act. Further, the Government is committed to extend and deepen spending in these areas, particularly for affordable housing and on foreign aid. These expenses will be funded from the remaining planning surplus identified in Table 4.7.
Initiatives Announced as Part of Bill C-48

	Spending in Update				C-48
			2007–08
	2005–06	2006–07	to 2010–11	Total
		(millions of dollars)
Environment
Public transit	400	400		800
Energy-efficient retrofit program	50	100	400	550

Total	450	500	400	1,350	900

Training and Post-Secondary Education
Canada Access Grants		110	440	550
Post-Secondary Education Innovation Fund	1,000			1,000
Improvements to student financial assistance			2,190	2,190
Workplace skills development	77	476	2,969	3,522
Canada Graduate Scholarships		17	193	210
International education		20	130	150
M.B.A. scholarships		2	16	18
Research internships		2	19	21

Total	1,077	627	5,957	7,661	1,500

Affordable Housing
Canada-Ontario agreement–housing	150	150		300

Total	150	150		300	1,600

Foreign Aid
Pakistan	57			57	500

Total program spending proposed in the Update	1,734	1,277	6,357	9,368	4,500

96	The Economic and Fiscal Update
Program expense-to-GDP ratio
■	Program expenses as a share of GDP have declined significantly from the levels of the 1980s and early 1990s. This is primarily attributable to the expenditure reduction measures implemented in the 1995 and 1996 budgets, which lowered program expenses. The increase in 2004–05 is due to one-time payments related to the Wait Times Reduction Fund ($4.3 billion), the new offshore arrangements with Newfoundland and Labrador and Nova Scotia ($2.8 billion) environmental liabilities related to Atomic Energy of Canada Limited ($2.3 billion) and the Medical Equipment Fund ($0.5 billion). Over the five-year planning period program expenses are projected to remain at 12 per cent, close to a postwar low.

Private Sector Five-Year Economic and Fiscal Projections	97
Risks to the fiscal projection for 2005–06
■	Fiscal projections are inherently uncertain. Annex 1 provides an overview of the three key sources of uncertainty in the projections. This section reviews the key near-term risks to the 2005–06 budgetary outcome.

■	Personal income tax receipts are projected to grow by 1.4 per cent in 2005–06. This outlook reflects the strong 8.6-per-cent growth in personal income tax receipts recorded during the first six months of the year, offset by the cost of the personal income tax reduction measures proposed in this Update. Growth over the April-to-September period was considerably higher than the growth in personal income of about 4 1/2 percent. In August and September, however, personal income tax growth slowed to an average of just 4.6 per cent year over year. The outlook for the full year is based on a projected easing in the growth of personal income tax receipts over the remainder of the year. Given the variability of personal income tax receipts over the first six months of the fiscal year, the outcome for the year is subject to considerable uncertainty. A 1-percentage-point difference equals about a $1-billion swing in revenues.

■	Growth in corporate income tax revenues is highly variable. Results for the first six months of 2005–06 bear this out. To date receipts are up 25.9 per cent. However, absent timing factors related to monthly corporate tax remittance procedures, the year-to-date growth of corporate income tax receipts is estimated to be about 10 per cent, more closely in line with the projected growth in corporate profits in 2005 of 12 per cent. The current projection is for corporate income tax receipts for the year as a whole to rise 12.0 per cent. The actual outcome will be influenced by underlying profit growth, the composition of that profit growth by sector, as well as the tax-planning activities of corporations, particularly the extent to which corporations can use past losses to reduce current-year tax liabilities.

■	For corporate income tax in particular, a disproportionate percentage of full-year receipts are collected in the December-to-March settlement period. This is the period when firms must pay any outstanding tax liabilities that were not met through their monthly instalment payments. If the final outcome for corporate income tax receipts in 2005–06 is higher (or lower) than projected, this would likely only be reflected in the Government’s financial data in the settlement period, information which will not become fully available until May 2006, with the release of the March 2006 Fiscal Monitor.

■	The extent to which departments and agencies do not fully use all of the resources appropriated by Parliament varies from year to year and can materially affect the fiscal outcome. In addition, during the course of the fiscal year, departments and agencies often incur liabilities for which no payments are made. These liabilities are recognized throughout the year and following the close of the fiscal year as part of the normal year-end accrual adjustments. These liabilities can be large.

■	A more detailed exploration of the key risks and uncertainties in the fiscal forecast is one of a number of recommendations made by Dr. Tim O’Neill in his report on the forecasting practices of the Department of Finance. The recommendations in the report and the actions taken by the Government are detailed below.

98	The Economic and Fiscal Update
Review of Canadian Federal Fiscal Forecasting:
Processes and Systems

Recommendation		Action
The Need for Transparency

1)	In the Budget and the Economic and Fiscal	Chapter 4 of Update
Update, fully explore the key risks and uncertainties
in the economic forecast and discuss their
implications for fiscal projections.

2)	In the Budget and the Economic and Fiscal	Annex 1 of Update
Update, provide details on the rules of thumb
used to estimate the impacts on revenue
and(certain) expenditure categories of key
economic variables.

3)	In major fiscal documents, spell out the details of	Annex 3 of Update
the reconciliation between the National Accounts
and Public Accounts fiscal forecasts.

4)	In the annual Budget, provide documentation of	Annex 2 of Update
the long-term (e.g. ten-year) track record of
Finance’s fiscal forecast accuracy.

5)	Provide, as part of every third Fiscal Monitor,	There is insufficient new information
	an analysis of fiscal developments in the current	available during the first quarter of the
	year and the risks to the projected fiscal outcome.	fiscal year to provide a meaningful
	Where possible, a complete update of the current	update of the Government’s projected
	year fiscal projections should be done.	fiscal position for that year. However,
updates are provided at the six-month
stage (the Economic and Fiscal
Update) and nine-month stage
(the budget) of the fiscal year. Any
significant changes from the projected
outcome for the year will also be
discussed in the March Fiscal Monitor.

6)	Increase the number of formal briefings by	Briefings occur at the discretion of the
	Finance to the House of Commons Finance	Finance Committee.
Committee by at least one to be provided in
the early summer.

Private Sector Five-Year Economic and Fiscal Projections	99
Review of Canadian Federal Fiscal Forecasting:
Processes and Systems (cont’d)

Recommendation		Action
Improving Accuracy & Timeliness of Data

7)	Statistics Canada and the Department of Finance	The Department of Finance and
	jointly examine the causes of the significant	Statistics Canada will examine these
	GDP data revisions and explore options for	issues, seeking areas for improvement.
mitigating them.

8)	Undertake research into changes over time	The Department of Finance—along
	in the relationship between the economy’s	with many other federal departments—
	performance and major revenue categories.	conducts significant research on
Canada’s economy and economic
and fiscal performance. Research
results are readily available on the
departmental websites.

9)	Improve the in-year monitoring of Crown	The Department of Finance has begun
	corporations’ earnings and of departmental	a more formal consultation process
	spending.	with Crown corporations regarding
their financial results.

Fiscal Rules—Options

10)	Shift from the no-deficit target to a fiscal rule
	of achieving a surplus, on average, over the	The Government recently tabled
	economic cycle.	unanticipated surplus legislation
(Bill C-67).

11)	If the no-deficit rule is retained, provide, in each
Budget, for contingent allocations of surplus
surprises among tax cuts, spending initiatives
and debt reduction.

12)	Set the debt-to-GDP target, to be reached	The objective for the debt-to-GDP
	within ten years, lower than the current	ratio has been extended to below
	25 per cent (i.e.15 per cent-20 per cent) to	20 per cent by 2020.
ensure that future fiscal challenges can be met.

Possible Institutional Changes

13)	The House of Commons Finance Committee	This recommendation was made with
	discontinue the hiring of economic forecasters	respect to the House of Commons
	to provide quarterly fiscal projections.	Finance Committee and is at the
Committee’s discretion.

14)	Create an agency within government with a	The Department of Finance—along
	mandate to focus on the medium- to long-term	with many other federal departments—
	fiscal implications of structural economic and	conducts significant research on
	demographic factors	Canada’s economy and economic
and fiscal performance. Research
results are readily available on the
departmental websites.

Chapter 5
A Plan for Growth and Prosperity

A Plan for Growth and Prosperity	103
Highlights
The Government of Canada has released A Plan for Growth and Prosperity as a companion document to this Update. This comprehensive multi-year plan will shape Canada’s response to key economic challenges and opportunities. The Plan will contribute to the realization of a vision of Canada where quality of life is second to none. It builds on four pillars: creating opportunities for all Canadians, advancing Canada as an innovative economy, positioning Canada at the centre of global commerce and networks, and building the right environment for private investment. The Update proposes a number of initiatives for inclusion in Budget 2006 in order to begin to implement this Plan. Two of these initiatives will be effective from the beginning of 2005—increasing the basic personal amount by $500 and reducing the lowest marginal personal tax rate from 16 per cent to 15 per cent. These two measures will be tabled in the House of Commons through a Notice of Ways and Means Motion at the earliest opportunity.
Creating Opportunities for All Canadians
The Government is taking steps to ensure that every Canadian has the opportunity to acquire the necessary skills and no Canadian faces insurmountable barriers to achieve personal fulfillment through work.
To ensure that Canada has a world-class workforce, the Government proposes:
■	$550 million over five years to provide grants for post-secondary education to an additional 55,000 students from low-income families per year covering up to four years of undergraduate study.

104	The Economic and Fiscal Update
■	$2.2 billion over five years to help make post-secondary education more affordable for low-and middle-income Canadians through reform of Canada’s system of student financial assistance such as grants, loans and improved debt management measures, including interest rates.

■	$210 million over five years to encourage graduate studies through a 50-per-cent increase in the number of Canada Graduate Scholarships (CGS) offered by the granting councils. The new funding will increase the number of CGS awards to 6,000 per year, with a total of 2,400 being dedicated to sciences and engineering.

■	$150 million over the next five years to encourage Canadians to study abroad and foreign students to study in Canada, and support the participation of Canadian post-secondary institutions in international networks.

■	$1 billion in 2005–06 in a Post-Secondary Education Innovation Fund for urgent investments in universities and community colleges.

■	$3.5 billion over this year and the next five years to increase workplace-based and employer-led training by providing apprenticeship opportunities, improving literacy and essential skills, developing workplace skills and enhancing workforce participation of Aboriginal people, persons with disabilities and new immigrants.

■	$65 million over the next five years to improve labour market information available to Canadians and further reduce barriers to labour mobility across the country.

A Plan for Growth and Prosperity	105
To meet the demographic challenge, the Government proposes:
■	$265 million over five years to assist Canadians with disabilities in participating in the workforce and help low- and modest-income families with members with disabilities.

■	$1.3 billion over five years to improve settlement and integration services for new immigrants.
To create opportunities for Aboriginal Canadians, the Government proposes:
■	To give priority to closing the gap in living standards and life choices between Aboriginal and non-Aboriginal Canadians. The First Ministers’ Meeting with Aboriginal leaders provides an historic opportunity to transform approaches with respect to health, housing, economic development and, above all, education.
Advancing an Innovative Economy
Innovation improves the quality of life of Canadians and is essential to prosper in the global knowledge- based economy. To enhance further Canada’s innovative capacity, the Government of Canada will build on its past investments through additional support for research excellence and advanced training, technology development, and commercialization.
To maintain Canada’s leadership in university-based research, the Government proposes:
■	More than $2.1 billion in new funding starting in 2005–06 and over the next five years to increase support for the granting councils, the Indirect Costs of Research program, the Canada Foundation for Innovation and the Canadian Institute for Advanced Research. These measures will support cutting-edge research and strengthen international research networks.

106	The Economic and Fiscal Update
To strengthen international research networks, the Government proposes:
■	To put forth initiatives in Budget 2006 that will move the Government toward its goal of devoting 5 per cent of federal R&D to priorities of the developing world and strengthen Canada’s partnerships with developing countries, particularly in the areas of education, health and governance.
To accelerate commercialization and private research and development (R&D), the Government proposes:
■	To invest close to $200 million over the next five years in funding to provide up to 3,500 R&D internships for natural and health sciences and engineering graduates; to provide up to 100 scholarships each year to engineering and natural and health sciences graduate students who wish to obtain a Master of Business Administration (M.B.A.); and to support knowledge-based clusters to enhance the capability of firms to perform R&D, adopt new technologies and commercialize discoveries.
At the Centre of Global Commerce and Networks
To fully benefit from emerging global opportunities, Canada must be at the centre of global commerce and networks by strengthening its status as one of the world’s most open economies through fair and effective trade liberalization, facilitating inward and outward flows of foreign investments, positioning Canadian firms in priority markets, and enhancing transportation and communication networks to link Canadians to opportunities around the world.
To position Canada in global business networks, the Government proposes:
■	$485 million over five years to implement a new international commerce strategy—CAN-Trade—to better position up to 5,000 Canadian firms, particularly small and medium-sized enterprises, in priority markets such as China and India.

A Plan for Growth and Prosperity	107
To create world-class gateways, the Government proposes:
■	$590 million over the next five years in support of transportation infrastructure investments and other initiatives to enhance Canada’s Pacific gateway. Additional investment in other gateways, including Windsor, will be forthcoming in the next budget when the Border Infrastructure Fund is renewed.
■	An additional $100 million over the next five years to continue its support for broadband deployment in rural, remote and First Nations communities to improve the access of all Canadians to global telecommunication networks.
Building the Right Investment Environment
The Government is committed to creating the right investment environment for prosperity through prudent fiscal and sound monetary policies, competitive, efficient and fair taxation, smart regulation, efficient financial markets, a deeper Canadian economic union, a more productive government, and a sustainable environment.
To maintain Canada’s macroeconomic advantage, the Government:
■	Reiterates its commitment to balanced budget or better each and every year and sets a new objective of reducing the debt-to-GDP (gross domestic product) ratio to 20 per cent by 2020 to ensure future fiscal flexibility and help address the economic and fiscal pressures associated with an aging population.
To improve the fairness, competitiveness and efficiency of Canada’s personal tax system, the Government proposes:
■	To introduce a new major personal income tax reduction plan which will improve the rewards from working, investing and saving. Specifically, the plan proposes to:
—	Introduce a Working Income Tax Benefit starting in 2008 to help low-income Canadians break through the welfare wall, by allowing them to keep more of their earnings.

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—	Provide an immediate increase of $500 to the basic personal amount—the amount of income that all Canadians can earn without paying federal income tax—effective January 1, 2005, accelerating the increase scheduled under Budget 2005. By 2009, increases to the basic personal amount will remove 860,000 Canadians from the tax rolls.

—	Reduce personal income tax rates, starting immediately by reducing the lowest 16-per-cent rate to 15 per cent effective January 1, 2005, followed by 1-percentage-point reductions in each of the two middle rates by 2010.

—	Improve the attractiveness of working in Canada for highly skilled and mobile workers by increasing the income level at which the top tax rate begins to apply, starting in 2010.

—	These permanent measures will result in tax savings of about $3,300 over the current and next five years for a two-earner family of four with a $60,000 annual income.
To create a climate for investment and job creation, the Plan proposes:
■	To confirm the general corporate income tax rate reductions and the elimination of the corporate surtax for all corporations, as proposed in Budget 2005; eliminate the federal capital tax as of 2006, two years earlier than originally planned; extend carry-forward periods for business losses and investment tax credits to provide additional support to businesses undertaking risky ventures.

■	To accelerate the capital cost allowance (CCA) for certain forestry bioenergy equipment to support additional investment in technology that contributes to a reduction in greenhouse gases and air pollutants, while helping to improve the international competitiveness of Canadian pulp and paper mills. This is the latest instalment of the Government’s commitment to accelerate CCA for green technology. The Government will identify additional measures in future budgets, as appropriate.

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The new tax reduction plan reaffirms the Government’s commitment to a fair, efficient and competitive tax system. It will deliver more than $30 billion in personal and corporate income tax relief over the current and next five years, including immediate personal income tax relief of up to $325 for all taxpayers for 2005 and further relief in later years as other tax reductions are phased in. The corporate tax measures will establish important statutory tax rate and overall tax advantages for Canadian businesses vis-à-vis the United States, which will promote job creation and investments.
It builds on $22 billion of tax reduction measures setout in Budget 2005 and the Government’s strong record of tax reductions since balancing the budget. As in the past, the Government will deliver more, sooner, as fiscal resources permit.
To promote regulatory and administrative efficiency, the Government proposes:
■	$90 million over the next five years to use the Internet to substantially reduce the administrative burden on small business and to improve entrepreneurs’ access to information, advice and referrals on programs and services across all levels of government to improve and streamline the regulatory framework in which businesses operate in Canada.
■	$50 million for Canada Health Infoway to develop tools and systems to better manage wait times.
To promote energy efficiency and environmental sustainability, the Government proposes:
■	To expand the Renewable Power Production Incentive by $50 million to support thermal cogeneration projects.

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Introduction
Building on Canada’s unequalled economic and fiscal performance over the last decade, the Government of Canada reaffirms its commitment to fostering jobs, economic growth and sustainable prosperity in the companion document A Plan for Growth and Prosperity. This comprehensive multi-year plan presents broad policy directions to shape Canada’s response to emerging economic challenges and opportunities. In combination with other major initiatives launched over the past two years, the Plan will help realize the vision of Canada where quality of life is second to none.
     The environment, culture, national security, global citizenship, health and living standards are all essential contributors to a nation’s quality of life. Part of the Government’s broader policy framework, the Plan focuses on putting into place the necessary conditions to ensure continued improvements in Canadians’ living standards, while creating the resources for ongoing investments in the other determinants of quality of life.
     Over the next decades, Canada will experience the rapid aging of its population, as the baby boom generation enters retirement age and is replaced by fewer younger workers. This poses challenges to Canada’s economic and fiscal prospects that need to be addressed now. Moreover, the world is changing rapidly, invigorated by the emergence of economic giants such as China and India and the widespread use of leading-edge technologies. This provides Canada with unprecedented opportunities to penetrate new markets and secure its position in the high-value segments of global supply chains.
     With its highly skilled population, openness to the world, immense resource potential and robust financial health, Canada is well positioned to meet these challenges and seize these opportunities. Indeed, Canadians can aspire to have an economy that supports a quality of life that is second to none. To attain this goal, the Government’s Plan for raising living standards outlines a framework based on four pillars:
     Creating opportunities for all Canadians by making sure that every Canadian has the opportunity to acquire the necessary skills and no Canadian faces insurmountable barriers to achieve personal fulfillment through work.
     Advancing an innovative economy to take greater advantage of Canada’s human potential and primary research excellence, the ever-increasing pace of technological changes, and growing commercialization opportunities.
     Positioning Canada at the centre of global commerce and networks by strengthening Canada’s status as one of the world’s most open economies through fair and effective trade liberalization, facilitating inward and outward flows of foreign investments, positioning Canadian firms in priority markets, and enhancing transportation and communication networks that link Canadians to opportunities around the world.
     Building the right investment environment for prosperity through prudent fiscal and sound monetary policies, competitive, efficient and fair taxation, smart regulation, efficient financial markets, a deeper Canadian economic union, more productive government, and a sustainable environment.
     This Update proposes initiatives for inclusion in Budget 2006 to begin the implementation of this Plan.

A Plan for Growth and Prosperity	111
Creating Opportunities for All Canadians
A highly skilled, flexible workforce is a prerequisite for success in today’s knowledge-based economy. This can only be achieved if all Canadians have the opportunity to acquire the skills and knowledge that they require to reach their full potential. More than ever, Canada requires a workforce that is flexible, adaptable and embraces lifelong learning to ensure its long-term economic prosperity.
     Canada’s world-class workforce must be able to realize its full potential. To that end, the Government reinforces its commitment to excellence in and access to post-secondary education. To meet the forthcoming demographic challenge, the Government will work with its partners to increase the workforce participation and employment opportunities of currently under-represented groups such as older Canadians and persons with disabilities, and of Aboriginal Canadians by improving incentives and removing insurmountable barriers to work, specifically for low-income Canadians (see the section “Building the Right Investment Environment”). It will also work towards improving the processing, settlement and integration of immigrants before increasing the immigration levels for skilled and educated workers. In addition, it will work to reduce barriers to labour mobility and improve the timeliness and quality of labour market information.
Proposed Policy Actions
Enhancing Canada’s World-Class Workforce
In an age of emerging economic giants and global mass education, the Canadian workforce must compete on quality. This means ensuring access both to post-secondary education of the highest quality, as well as appropriate adult skills development and training. To ensure that Canadians can acquire the skills they need, this Update proposes to invest $7.6 billion over this year and the next five years to ensure Canada continues to benefit from a world-class learning system. This funding will contribute to addressing short-term gaps in the learning environment in post-secondary institutions, ensuring that there are no barriers to access (notably through increased financial assistance for students), enhancing workplace-based skills development and supporting research in post-secondary institutions.
Improving Access—Canada Access Grant
The Canada Access Grant currently provides grants covering half of first-year tuition, up to a maximum of $3,000, to eligible students from low-income families. As a further investment resulting from the May 7, 2005, announcement of an agreement between the Prime Minister and the Premier of Ontario with respect to post-secondary education, the Government proposes to extend the Canada Access Grant to provide similar grants covering up to four years of undergraduate study for eligible students, beginning in 2006—07. Extending the Canada Access Grant represents an additional investment of $110 million per year, and will benefit an additional 55,000 students each year.

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Improving Access—Improvements to Student Financial Assistance
The Canada Student Loans Program (CSLP) is the primary instrument of the Government for promoting access to post-secondary education through the provision of loans and grants to students with a demonstrated financial need.
     The CSLP has been very effective in promoting access to post-secondary education over the years, as evidenced by the fact that Canadians have the highest attainment rate with respect to post-secondary education in the world. In recent budgets the Government has introduced a number of important enhancements to the CSLP, reflecting its ongoing commitment to ensure that the program keeps pace with the evolving financial realities confronting students and their families and thus remains effective in promoting access for all Canadians. These measures will help make post-secondary education more affordable for lower- and middle-income Canadians.

Federal Support for Students
In recent years the Government of Canada has made a number of enhancements to the federal system of student financial assistance to reflect the evolving needs of students and their families, including:
■	New up-front Canada Access Grants of up to $3,000 to ease the transition into post-secondary education for first-year students from low-income families and $2,000 for students with disabilities, providing about $32 million in assistance to some 22,000 students.
■	The enhancement of Canada Study Grants to improve access for students. Each year, the Canada Study Grants provide about $75 million in non-repayable assistance to some 55,000 students.
■	Increases in the weekly loan ceiling under the Canada Student Loans Program from $165 per week to $210 per week starting August 1, 2005, to reflect changes in the cost of post-secondary education. The Canada Student Loans Program provides $1.5 billion annually in loans to nearly 330,000 students.
■	Expansion of Canada Student Loans Program eligibility to roughly 40,000 more students by reducing the amount that moderate- and middle-income parents are required to contribute.
■	Enhancements to federal debt management measures to further assist borrowers encountering financial difficulty in repaying their Canada Student Loans, including an extension of the loan repayment period to 15 years from 10 years, amendments to Interest Relief eligibility to allow more borrowers to access the program, and increases to loan forgiveness amounts (up to $26,000 over two years) under Debt Reduction in Repayment.
■	Enhancements to education-related tax measures nearly every year since 1996, including a five-fold increase in the full-time education amount and the introduction of a tax credit for interest on student loans, a part-time education amount and a carry-forward for unused tuition and education credits. Tax measures for students provide over $1.5 billion in tax relief annually.
■	The introduction of the Canada Learning Bond to provide up to $2,000 of education savings by age 16 for children in families entitled to the National Child Benefit supplement, and enhancements to the Canada Education Savings Grant matching rate in order to help low- and middle-income families save for their children’s education.

A Plan for Growth and Prosperity	113
     This Update proposes to invest $2.2 billion over the next five years to secure and build on the success of Canada’s system of student financial assistance in promoting access to post-secondary education. This will require a review in close collaboration with provinces and territories, as well as other partners, in order to identify the areas where additional investments are needed, and to ensure that students from middle-income families and students with dependants do not face barriers to post-secondary education. The review will examine a range of potential measures such as grants, loans, and improved debt management measures, including interest rates.
Improving Access—Canada Graduate Scholarships
The Canada Graduate Scholarships (CGS) program was introduced in Budget 2003 to support the best students in pursuing graduate studies in Canadian institutions. The program is delivered by the three granting councils, and in 2006–07 will support 2,000 master’s and 2,000 doctoral students.
     Employers are increasingly demanding highly skilled individuals to undertake research and development, absorb and apply new ideas from universities and other sources, and quickly adopt new technologies. Canadians with advanced degrees will also be needed to help replace retiring faculty members in universities.
     This Update proposes to provide new resources totalling $210 million over the next five years to support a 50-per-cent increase in the number of CGS awards in all disciplines, including science and engineering. The new awards will be distributed equally among master’s and doctoral students. When fully phased in, the CGS program will support 6,000 students each year, with a total of 2,400 awards dedicated to sciences and engineering.
Improving Access—International Education
Colleges and universities are key contributors to maintaining Canada’s standing and reputation in the world. Helping institutions and students to remain connected to the most recent developments in their areas of expertise contributes to improving the quality of Canadian institutions and programs. Similarly, encouraging the international mobility of Canadian students broadens their horizons, and allows them to acquire diversified skills they can then apply in a Canadian context. However, studying abroad usually entails significant additional costs for Canadians wanting to study out of the country and for foreigners wishing to study in Canada. This Update proposes to invest $150 million over five years to improve access to international education and to enable institutions to participate in international networks, notably through the establishment of scholarship programs to enable young Canadians to study and pursue research opportunities in other countries by providing them with financial assistance. Measures to encourage more foreign students to study in Canada will also be developed. These initiatives will also contribute to the Plan’s objective of positioning Canada at the heart of global networks.

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Improving Access—Post-Secondary Education Innovation Fund
One way to enhance access to post-secondary education is to ensure that Canada’s post-secondary infrastructure keeps up with growing enrolment and students’ learning needs. Universities and colleges can sometimes have constraints, as they struggle to meet the demands of increasing enrolment, aging infrastructure, changes in learning technology, and out-of-date equipment. To that end, the Government of Canada proposes to make $1 billion available to provinces and territories in support of urgent investments to promote changes necessary for educational innovation and skills development. The fund will help modernize and improve post-secondary infrastructure such as libraries and technological equipment, enhance learning environments in northern and Aboriginal institutions, and improve access for persons with disabilities. Funds will be paid into a third-party trust upon agreement of operating principles and passage of enabling legislation. Provinces and territories will have the flexibility to draw down the funds on a per capita basis, as they require.
Workplace-Based Skills Development
The Government of Canada is committed to working with its provincial, territorial, business and labour partners to enhance workplace-based skills development across the country. To that end, and building on the May 2005 announcement with the Government of Ontario, this Update proposes to provide $3.5 billion over this year and the next five years to support new Labour Market Partnership Agreements with provinces and territories. These agreements will include clear objectives, outcomes-based performance measures and public reporting on the results of the investment.
     These agreements will focus on increasing workplace-based and employer-led training in the following six jointly established priority areas: apprenticeship; literacy and essential skills; workplace skills development; enhanced workforce participation of Aboriginal people; labour market integration of immigrants; and enhanced workforce participation of persons with disabilities and other under-represented groups. These programs will directly address priorities identified in the Plan.
     Examples of possible initiatives include bridge-to-work programs for recent immigrants, partnerships with employers to promote literacy and essential skills in the workplace, internships for Aboriginal Canadians and persons with disabilities, and the development of a national strategy for apprenticeship training.
     These new funds will complement the employment benefits and support measures provide to eligible unemployed workers under the Employment Insurance Program. In addition, work will continue with partners on developing a comprehensive national literacy strategy.

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Meeting the Demographic Challenge
Older Canadians
With population aging, older workers who wish to remain in the workforce will represent an ever-increasing source of experienced and skilled labour. However, current institutional and financial arrangements often encourage workers to retire fairly early from the workforce, as the relatively lower employment rate of Canadians aged 55-64 compared to that of a number of countries, notably the United States, suggests. One of the disincentives for older workers who wish to remain in the workforce are mandatory retirement provisions.
     The Government will remove, where appropriate, any remaining provisions that allow mandatory retirement in federal legislation, to ensure that Canadians who want to work beyond the “normal” retirement age can do so. The Government of Canada will also encourage provinces and territories where mandatory retirement provisions are in place to consider taking similar action to remove them, except where there are safety and security reasons for maintaining age limits.
Persons With Disabilities
Canadians with disabilities often face barriers to entry into the workforce, and may find it difficult to remain active participants. The Government is committed to working with its partners—provincial and territorial governments, employers and communities—to assist Canadians with disabilities to participate in the workforce. For example, under the Multilateral Framework for Labour Market Agreements for Persons with Disabilities, the Government of Canada supports provinces and territories that have agreed to provide employment assistance programming for persons with disabilities. Building on recent initiatives, this Update proposes an additional $30 million in 2006–07 and subsequent fiscal years for the Multilateral Framework, bringing the Government of Canada’s contribution to this program to $253 million per year. In order to ensure that the funds are targeted at areas of greatest need, a small portion of the increase proposed in this Update will be used to improve information about program effectiveness.
     In Budget 2005, the Government took significant steps to improve tax fairness for persons with disabilities by acting on virtually all of the recommendations of the Technical Advisory Committee on Tax Measures for Persons with Disabilities. This Update proposes two additional measures based on the Committee’s recommendations. With these two measures, the Government has fully responded to the Committee’s policy recommendations.

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     First, this Update proposes to increase the maximum annual Child Disability Benefit (CDB), a supplement of the Canada Child Tax Benefit payable in respect of children in low- and modest-income families who meet the eligibility criteria for the disability tax credit, to $2,300 from $2,044 for the 2006–07 benefit year. Together with the increase announced in Budget 2005, this will represent a cumulative increase in the annual maximum CDB of almost $600, as recommended by the Technical Advisory Committee. This measure will increase benefits by an estimated $10 million in 2006–07.
     Second, the Update proposes to increase the maximum amount of the refundable medical expense supplement (RMES) to $1,000 from $750, as recommended by the Technical Advisory Committee. The RMES helps offset the loss of benefits under provincial social assistance programs by providing assistance for above-average medical and disability-related expenses to low-income working Canadians, therefore improving work incentives for Canadians with disabilities. This proposed measure will apply for the 2006 and subsequent taxation years, and will increase assistance by an estimated $10 million in 2006–07.
     In addition to these initiatives, the proposed Post-Secondary Education Innovation Fund will provide one-time funding to provinces and territories to fill some immediate gaps for, among other things, improving access for persons with disabilities to post-secondary institutions. Workplace-based skills development for Canadians with disabilities will also be one of the six priority areas of the new Labour Market Partnership Agreements, to be negotiated with provinces and territories.
Immigrants
The majority of immigrants who settle in Canada are well educated and highly skilled. However, they often face challenges integrating into a new community, labour market and country. Settlement and integration programs and services can help ease the transition. This Update proposes to provide a total of $1.3 billion over this year and the next five years to enhance settlement and integration programs (funding to Quebec is provided through a separate immigration accord). This initiative builds on the May 2005 announcement with the Government of Ontario and on the $298 million for immigrant integration provided in Budget 2005. The enhanced services and supports that will be provided through this investment will improve labour market integration, address localized labour shortages and facilitate labour market adjustment in years to come, most notably through better language training. To ensure that such programs are effective, the Government will engage the provinces and territories on the best ways to improve immigrants’ settlement and integration, recognize the foreign credentials of immigrants and broaden the regional distribution of immigrants.
     Improving integration outcomes is only one of the challenges that need to be addressed. The immigration system will be streamlined as a prerequisite for any significant increase in immigration levels in order to ensure that it efficiently processes the immigrants needed, is responsive to changing labour market needs and makes an effective contribution to growth and prosperity.

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Creating Opportunity for Aboriginal Canadians
The unemployment rate of Aboriginal Canadians is generally higher than that of the rest of the Canadian population, while their participation rate in the labour market is lower. In addition, young Aboriginal Canadians are less likely to hold university degrees or college diplomas. Even though important improvements and investments have been made recently, closing the education and employment gaps of Aboriginal Canadians remains a priority for the federal, provincial and territorial governments.
     On November 24 and 25, 2005, First Ministers and National Aboriginal leaders will be engaged in an unprecedented meeting to ensure that First Nations, Inuit and Metis peoples benefit from and contribute to Canada’s prosperity wherever they may live in the country. It is expected that First Ministers and Aboriginal leaders will agree to serious reforms and make concrete commitments and investments to improve the lives of First Nations, Inuit and Metis peoples and, most importantly, the untapped potential of Aboriginal youth. Measures to track progress over the next 10 years will be established to improve educational outcomes, housing conditions, health status and economic opportunities of Aboriginal peoples. First Ministers and Aboriginal leaders will develop a shared Aboriginal agenda and ensure that any new investments will be predicated upon modern governance and accountability systems that support transformative change.
Improving Labour Mobility and Labour Market Efficiency
Labour Market Information
To make informed decisions, Canadians need better information on the labour market. In order to improve the quality and timeliness of this information, this Update proposes new investments of $40 million over the next five years to expand and enhance data collection for labour market information and forecasting capacity. This will enable the collection and dissemination of more information at the regional level. It will help Canadians improve their career choices, enhance labour market mobility, and result in a better match between workers and employers in different regions of the country.
Mobility Initiative
In the same vein, the Government of Canada will continue to work with its provincial and territorial counterparts, employers, labour and regulatory bodies to reduce barriers to labour mobility across Canada. In support of this effort, this Update proposes to invest $5 million annually to facilitate necessary actions, such as accelerating progress under the Red Seal Program and encouraging provinces to develop mutual recognition standards. The Government will continue to explore opportunities to remove other barriers to labour mobility.

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Table 5.1
Creating Opportunities for All Canadians

	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11	Total
	(millions of dollars)
Enhancing Canada’s World-Class Workforce
Canada Access Grant		110	110	110	110	110	550
Improvements to student financial assistance			480	577	567	567	2,190
Canada Graduate Scholarships		17	34	53	53	53	210
International education		20	20	30	40	40	150
Post-Secondary Education Innovation Fund	1,000						1,000
Workplace-based skills development	77	476	553	798	809	809	3,522

Meeting the Demographic Challenge
Assistance for persons with disabilities		30	30	30	30	30	150
Child Disability Benefit		10	10	10	10	10	50
Refundable medical expense supplement	5	10	10	10	15	15	65
Immigration settlement and integration	29	111	196	266	342	342	1,286

Improving Labour Mobility and Labour Market Efficiency
Labour market information		5	5	10	10	10	40
Mobility initiative		5	5	5	5	5	25

Total	1,112	794	1,453	1,899	1,991	1,991	9,238

Note: Totals may not add due to rounding.
Advancing an Innovative Economy
Innovation is at the core of Canada’s economic success, increasing the efficiency of Canadian firms and resulting in the entry of new products and services into new markets. As the global economy becomes increasingly integrated and shaped by the adoption and use of the latest technologies, Canada must position itself as a leader of innovation.
     Canada’s leadership in public research creates a strong foundation for building a more innovative economy. The Government commits to maintain Canada’s Group of Seven (G7) leadership in university-based research and make major ongoing investments to build world-leading equipment and facilities, attract the best researchers and support primary research. The Government will support innovation by creating a favourable environment for private investment, a more competitive tax system, and more open and efficient markets. The Government will also target support to stimulating private sector investment in R&D, technology adoption and improved commercialization performance.

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Proposed Policy Actions
Leadership in University-Based Research
Increasing Support for Research
The three federal granting councils—the Canadian Institutes of Health Research (CIHR), the Natural Sciences and Engineering Research Council of Canada (NSERC) and the Social Sciences and Humanities Research Council of Canada (SSHRC)—fund basic research that enriches Canada’s understanding of the world around us and creates new ideas that can fuel business innovation. The granting councils’ support also contributes to the training of the highly qualified workers increasingly needed by the private sector.
     The Government has allocated significant new resources to the granting councils in every budget since 1998, bringing their combined base budgets to $1.6 billion in 2005–06, more than double their level of 1997–98. These investments have helped Canada rank first in the G7 in terms of research performed in the higher education sector as a share of the economy.
     In order to sustain Canada’s leadership in university research, the Government proposes to increase the annual budgets of the granting councils by $85 million, starting in 2006–07. This will translate into an increase of $35 million each for CIHR and NSERC, and $15 million for SSHRC.
     The granting councils will also develop and report annually on a standardized set of measures that better tracks the outcomes of the Government’s research investments, including publication and citation rates flowing from council-supported research, patents and licensing revenues, and research opportunities for graduate students.
The Indirect Costs of Research
Leadership in research excellence requires not only direct funding for university research, but also a rich and supportive environment that enables researchers to realize the full potential of their work. Recognizing this, the Government of Canada also provides universities and research hospitals with funding for the indirect costs of the federally sponsored research they conduct. These costs can include operating and maintaining facilities, managing and safeguarding information, meeting regulatory requirements and supporting commercialization. In
2005–06, institutions will receive $260 million under the Indirect Costs of Research program to help them meet these expenses.
     The Government proposes to provide almost $1.2 billion in additional funding over the next five years for the Indirect Costs of Research program. Building on the May 2005 announcement with the Government of Ontario, annual funding under the program will rise to $510 million in 2007–08, bringing indirect cost payments to institutions to over 40 per cent of direct federal research funding.
     To ensure that these new resources lead to an improved research and learning environment, the Government will work with the Association of Universities and Colleges of Canada to improve reporting by institutions on such important measures as the quantity and quality of research, graduation rates, and the average time to complete degrees.

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Investing in Research Equipment and Facilities
The Canada Foundation for Innovation (CFI) was established in 1997 to support the modernization of research infrastructure at Canadian universities and colleges, research hospitals and other non-profit research institutions across Canada. To date, the Government has contributed $3.65 billion to the CFI, of which nearly $3 billion has already been committed and will be disbursed over the next few years. Investing in partnership with the provinces, institutions and other stakeholders, the CFI has supported more than 4,300 projects in over 120 institutions across Canada. By 2010, the amount invested by the CFI and its partners is expected to exceed $11 billion.
     The Government is committed to ensuring that universities and research hospitals have access to leading-edge equipment and facilities and that Canada continues to build a globally competitive research environment. The Government therefore proposes to invest an additional $500 million in 2005–06 in the CFI to sustain its activities over the next five years.
Table 5.2
Anticipated CFI Disbursements to Institutions in Coming Years1

2005–06	2006–07	2007–08	2008–09	2009–10	Total
(millions of dollars)

435	455	525	525	515	2,455

[1]	These amounts represent anticipated disbursements related to the $3.65 billion provided to the CFI through previous budgets.
     The Public Sector Accounting Board of the Canadian Institute of Chartered Accountants has recently revised its standards on the government reporting entity. These standards come into effect in 2005–06 and may affect the accounting treatment of some foundations such as the CFI. The Government will continue its discussions with the Office of the Auditor General on how to apply these standards and will report on the outcome of these discussions in Budget 2006.
Strengthening International Research Networks
Canadian Institute for Advanced Research (CIAR)
Research linkages between Canadian researchers and those from other nations provide Canada with access to the leading-edge knowledge being generated in other countries, leveraging domestic research investments. In particular, in recent years there has been tremendous growth in high-quality research being undertaken in emerging giants such as China and India. It is important that Canada be able to tap into these rich new sources of knowledge.
     CIAR is a private, non-profit organization that links Canadians to leading-edge research in other nations. For example, CIAR is leading research collaborations in such important fields as evolutionary biology and nanoelectronics, and links Canadian researchers with their colleagues in countries such as the United States, Japan and the United Kingdom.

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     The Government proposes to provide an immediate $30 million in 2005–06 to sustain and strengthen CIAR’s international research networks, and to support new collaborations with the leading researchers in emerging economies, such as China and India, over the next five years.
A Commitment to R&D Priorities for Developing Countries
The Government intends to meet its commitment, expressed in the International Policy Statement, to devote at least 5 per cent of federal R&D to the research priorities of the developing world, including health and environmental technologies. Budget 2006 will put forth initiatives that will move the Government toward this 5-per-cent goal.
Accelerating the Commercialization of New Technologies
Industry R&D Internships
Hiring recent university graduates is one of the most effective means by which a firm can access the latest research knowledge from universities and increase its technology know-how. Improving collaboration and the links between universities and companies help researchers gain better insight into the needs and interests of the private sector and may encourage students to pursue a research career in the private sector.
     The Government proposes to invest $21 million over the next five years, starting in 2006–07, to enable students at the master’s level in engineering and natural and health sciences to acquire hands-on experience working on R&D projects in the private sector during the course of their studies. This initiative will support up to 3,500 internships over the next five years.
Linking Business and Science Skills
The growth of Canada’s technology-intensive firms depends in large measure on individuals who possess not only strong technical and scientific expertise, but also the business skills and experience needed to identify target markets, assess customer needs and raise capital. The same mix of science and business skills is also needed by Canada’s financial industry, especially venture capitalists, to help identify the most promising new knowledge-based companies.
     The Government proposes to provide $18 million over the next five years to SSHRC to increase support available for students studying in M.B.A. programs. The support will be directed to graduates of master’s programs in engineering and the natural and health sciences so that they can pursue M.B.A. studies at a Canadian institution. When fully phased in, this initiative will support up to 100 M.B.A. students each year.

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Accelerating Commercialization in Knowledge-Based Clusters
Integrated facilities that bring together innovative firms with university researchers promote research collaboration, enhance private sector access to university research discoveries, and can accelerate the commercialization of new knowledge-based products. Co-locating university technology transfer functions with business incubators, innovative companies and specialized intellectual property and financing services can accelerate the commercialization of discoveries. Collaborative facilities provide a bridge between the private sector and university cultures, making university researchers more aware of the private sector’s research needs and strengthening the development of knowledge-based industrial clusters.
     One example of such an integrated facility is the Medical and Related Sciences discovery district, which has built on Toronto’s concentration of medical research facilities and vibrant business community by bringing together fast-growing start-ups, an incubator facility, laboratories, venture capitalists and business service providers. Another example is Vancouver’s Accelerator Centre, a joint partnership between Discovery Parks, an independent not-for-profit organization, and the University of British Columbia (UBC). Located on the UBC campus, the Centre helps small research-oriented firms link to the knowledge and expertise of UBC’s research community.
     The Update proposes to provide $160 million over the next five years to support the creation of large-scale integrated facilities that bring together university and private sector researchers and accelerate the commercialization of university-based discoveries. Industry Canada will manage this fund and allocate it through a competitive process, receiving recommendations from a private sector-led panel. Successful projects will be eligible for a federal investment of up to $20 million, ensuring that at least eight projects could be supported over the next five years.
     These three initiatives will help accelerate the commercialization of research knowledge flowing from Canadian universities. In coming months, Industry Canada also expects to receive recommendations from the Expert Panel on Commercialization. The Government will act on these recommendations, as appropriate, in subsequent budgets.

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Table 5.3
Advancing an Innovative Economy

	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11	Total
	(millions of dollars)
Leadership in University-Based Research
Granting councils		85	85	85	85	85	425
Indirect Costs program		190	250	250	250	250	1,190
Canada Foundation for Innovation	500						500

Strengthening International Research Networks
Canadian Institute for Advanced Research	30						30

Accelerating the Commercialization of New Technologies
Research internships		2	3	5	6	6	21
M.B.A. scholarships		2	4	4	4	4	18
Knowledge-based clusters		20	40	40	40	20	160

Total	530	299	382	384	385	365	2,344

Note: Totals may not add due to rounding.
At the Centre of Global Commerce and Networks
Openness to trade and investment creates the most favourable environment for economic growth and standards of living improvement by increasing incentives to innovate and stimulating efficiency gains. An open trade and investment regime also encourages firms to connect to global supply networks, which constitute a powerful catalyst for the adoption of the latest technologies and improved management practices. To realize its full potential in global markets, Canada must continue to strengthen its status as a trading nation in facilitating the global reach of Canadian businesses and in enhancing the gateways that connect us to the world.
Proposed Policy Actions
Positioning Canada in Global Business Networks
The Government proposes to invest $485 million over the next five years to implement CAN-Trade, a comprehensive network of services and programs. This new trade promotion strategy will better position Canadian firms, particularly small and medium-sized enterprises (SMEs), in priority markets such as China and India. This strategy is based on four pillars: communicating the challenge, showcasing Canada to the world, securing international markets and winning in the global marketplace. CAN-Trade will include new programming under each of these four pillars as follows:

124	The Economic and Fiscal Update
Communicating the Challenge
The Government proposes to provide $7 million over five years to increase business awareness of the opportunities and risks presented by today’s rapidly evolving global commerce environment, as well as to inform Canadian firms, especially SMEs, of the tools that the Government can provide to help them succeed internationally.
Showcasing Canada to the World
In order to raise Canada’s profile and visibility as a nation of dynamic and innovative businesses, the Government proposes to allocate $60 million over the next five years to better showcase Canada abroad through additional missions in key markets, enhanced presence at international events and new training and marketing tools for Trade Commissioners. These initiatives will help Canadian SMEs build commercial relationships with key foreign partners.
Securing International Markets
The Government will build on its trade and investment agreements. To that effect, the Update proposes an additional $12 million to broaden Canada’s advocacy efforts in key markets including through activities aimed at establishing institutional linkages and joint research in support of Canada’s trade and economic interests.
Winning in the Global Marketplace
The fourth pillar is the cornerstone of the CAN-Trade strategy. It includes five initiatives, which will assist Canadian businesses with on-the-ground, real-time and accessible services to compete successfully in key markets.
     First, to effectively access emerging markets, Canadian firms, especially SMEs, need support in foreign markets. Therefore, the Update proposes an additional $109 million over the next five years to expand the Trade Commissioner Service of International Trade Canada in priority markets, including China, India and Brazil.
     Second, because these additional resources will increase the flow of commercial intelligence and help pave the way for business networking, the Government proposes to invest $20 million over five years to develop commercial strategies for emerging markets, beginning with China, India and Brazil. Combined with an expanded Trade Commissioner Service, these commercial strategies will increase the Government’s capacity to provide advice to SMEs on successful business strategies in emerging markets.
     Third, to enhance the ability of SMEs to link to global supply networks, the Government also proposes to invest $250 million over the next five years in a new financing facility—the Global Success Fund. The Fund will provide contributions on a matching basis to support the implementation of three-year business plans of SMEs with annual revenues of less than $25 million that want to expand their activities into priority markets. Over the next five years, the Global Success Fund is expected to assist more than 5,000 SMEs. The achievements of these firms will create new commercial opportunities at home and abroad by strengthening Canada’s connection to fast-changing global commercial networks.

A Plan for Growth and Prosperity	125
     Fourth, to ensure that Canadian activities in emerging markets foster social and environmental as well as economic goals, the Government proposes to allocate $12 million over five years to create a Corporate Social Responsibility Centre which will, in partnership with the private sector, provide advice to Canadian business on corporate social responsibility issues. Budget 2006 will also enhance the implementation of the Government’s International Policy Statement priorities by providing resources to strengthen Canada’s partnerships with developing countries, particularly in the areas of education, health and governance.
     Finally, the Sustainable Cities Initiative was launched in 1999 to link Canadian companies to opportunities for improving the sustainability of major cities in developing nations. Since its inception, the initiative has led to agreements with 16 cities in developing nations, helping them address critical needs while providing new business opportunities for innovative Canadian firms in fields such as environmental technologies, urban infrastructure and municipal service management. The Government proposes to invest an additional $15 million over the next five years for the Sustainable Cities Initiative to continue its work under existing agreements and initiate new agreements with cities in emerging markets.
Creating World-Class Gateways
Pacific Gateway
Canada’s trade with the rest of the world flows through “gateways” (e.g., major border crossings and ports) where transportation networks converge to connect centres of economic activity. Canada’s economic prosperity depends on the ability to move goods and people in a seamless and efficient fashion via these gateways.
     Using the $600 million announced in Budget 2001 for the Border Infrastructure Fund, the Government has made important investments (e.g., improving access roads) throughout Canada to help address concerns that inadequate infrastructure at our border crossings with the United States acts as a barrier to trade. This includes $150 million for the Windsor gateway. In Budget 2005, the Government announced that it would renew and extend into the future this key program, as it expires (Budget 2005 set out the same commitment for the Canada Strategic Infrastructure Fund). This will allow the Government to make additional investments, including in the Windsor gateway. Details on the renewal of the Border Infrastructure Fund (and the Canada Strategic Infrastructure Fund) will be announced in the next budget.
     Canada’s Pacific gateway represents an important opportunity to enhance our nation’s economic potential, as it provides excellent access to the rapidly growing Asia-Pacific region. To capitalize on this opportunity, the Government proposes to invest a total of $590 million over the next five years in Pacific gateway initiatives. These initiatives will support the flow of goods, services and people between Canada and the Asia-Pacific region, thereby helping to facilitate trade, create new jobs and improve the standard of living of Canadians.

126	The Economic and Fiscal Update
     Initiatives already announced include $125 million for immediate road and rail infrastructure projects to help address congestion concerns, $20 million to maintain secure and efficient border services at Canada’s Pacific gateway, and $10 million to harmonize standards with China. The Government will also provide a total of up to $35 million in operational funding over five years to Canada’s Pacific Gateway Council in support of its work in developing advice on issues related to Canada’s Pacific gateway and to federal departments that will interact with the new council. An additional $400 million has been identified for future strategic investments, including those in response to recommendations of Canada’s Pacific Gateway Council.
Extending Access to Broadband Services
Broadband Internet services can link Canadians in rural, remote and Aboriginal communities to educational, cultural and business information and services at home and across the world.
     Since its launch in 2002, the Government’s Broadband for Rural and Northern Development Pilot Program (BRAND) has helped accelerate the deployment of broadband services in close to 900 rural and remote communities, including over 100 First Nations communities.
     The Government proposes to provide an additional $100 million over five years, starting in 2006-07, to extend the BRAND program and continue its support for broadband deployment in rural, remote and First Nations communities.
Table 5.4
At the Centre of Global Commerce and Networks

	2006-07	2007-08	2008-09	2009-10	2010-11	Total
	(millions of dollars)
Positioning Canada in Global Business Networks
Awareness campaign	1	2	2	2	2	7
Showcasing Canada to the world	4	14	14	14	14	60
Advocacy	2	3	3	2	3	12
Trade Commissioners	11	22	25	26	26	109
Countries’ commercial strategies	1	3	5	6	6	20
Global Success Fund	25	45	55	60	65	250
Corporate Social Responsibility Centre	2	3	3	3	3	12
Sustainable Cities Initiative	3	3	3	3	3	15

Creating World-Class Gateways
Canada’s Pacific gateway	73	138	140	131	109	590
Rural and Aboriginal broadband	20	20	20	20	20	100

Total	142	251	268	265	249	1,175

Note: Totals may not add due to rounding.

A Plan for Growth and Prosperity	127
Building the Right Investment Environment
More than ever, businesses are investing where they can find the best combination of skills, investment and business environment. Similarly, skilled workers are locating where they will be able to fully achieve their aspirations. In this respect, the Government’s role is to put into place the right policy framework to encourage private investment in education, training and skills, capital and innovation, the key sources of long-term economic prosperity. This includes a sound macroeconomic environment, fair, competitive and efficient taxation, a sustainable environment and effective structural policies that address regulation, financial markets, competition and openness, and government efficiency.
Proposed Policy Actions
Maintaining Canada’s Macroeconomic Advantage
The Government of Canada reiterates its commitment to maintain each and every year balanced budget or better and to continue to reduce the debt burden. Keeping the federal debt-to-GDP ratio on a downward track will create future fiscal flexibility and help to address the pressures associated with an aging population. As indicated in Chapter 3, the Government of Canada is setting a new objective of reducing the federal debt-to-GDP ratio to 20 per cent by 2020. This would mean that less than 10 cents of every revenue dollar would go to service the debt, compared to about 17 cents in 2004-05.
A More Competitive Tax System:
A New Proposed Tax Reduction Plan
This Update proposes a new tax reduction plan designed to fuel growth and prosperity for all Canadians, with measures for individuals and businesses that will help Canada achieve faster economic growth, more job creation and rising standards of living. The new plan will make it more attractive for Canadians to join the workforce, to stay working, and to save, while also making Canada a more attractive place to live and work for highly skilled and specialized workers from around the world. It will directly increase Canadians’ standards of living by letting them keep more of what they earn. It will also encourage the creation and growth of enterprises, and investment in new, innovative technologies that will help workers be as productive and efficient as possible, paving the way for higher wages and better living standards.
     Over the current and next five fiscal years, the new plan proposes over $30 billion in personal and corporate tax reductions, in addition to the $22 billion in tax relief from measures announced in Budget 2005. It builds on the Government’s strong track record of tax relief since balancing the books in 1997-98, including the $100-billion Five-Year Tax Reduction Plan announced in 2000. Further personal income tax relief could arise from future unanticipated surpluses.

128	The Economic and Fiscal Update
     The plan accelerates the personal income tax cuts set out in Budget 2005, particularly benefiting those with low incomes, and it eliminates the federal capital tax as of 2006, two years earlier than originally planned. Consistent with fiscal sustainability, new measures are being put in place when they are affordable. As in the past, the Government will do more, sooner, if the fiscal situation permits.
     The Update proposes a number of initiatives for inclusion in Budget 2006 in order to begin to implement this plan. Two of these initiatives will be effective from the beginning of 2005—increasing the basic personal amount by $500 and reducing the lowest marginal personal tax rate from 16 per cent to 15 per cent. These two measures will be tabled in the House of Commons through a Notice of Ways and Means Motion at the earliest opportunity.
Making Work Pay for Low-Income Canadians
Increasing workforce participation is key to economic growth, improving our standard of living and addressing our demographic challenge. We need to reduce the barriers that have prevented many low-income Canadians from participating fully in the workforce, help them achieve self-sufficiency and contribute to higher standards of living for everyone in the long run. The new tax reduction plan responds to this challenge by proposing a Working Income Tax Benefit that will help make work pay for low-income Canadians.
     Participation in the workforce is a challenge for many low- and modest-income Canadians. Social assistance recipients, in particular, face significant financial barriers to paid employment: moving into the workforce often means facing a series of obstacles that may make them financially worse off. A typical single parent who takes a low-income job could lose almost 80 cents for each dollar earned because of higher taxes and reduced income support. He or she could also lose in-kind benefits such as subsidized housing and prescription drugs, and will probably incur new work-related expenses. This situation is often referred to as the “welfare wall.”

A Plan for Growth and Prosperity	129
     Progress has been made in lowering the welfare wall in recent years, notably for families with children, through the federal-provincial-territorial National Child Benefit initiative. However, significant work disincentives remain. In this context, the proposed new tax reduction plan will improve incentives to work for low-income Canadians by introducing a Working Income Tax Benefit (WITB), with annual funding starting at $500 million in 2008 and 2009, and increasing to $1 billion for the 2010 and later taxation years (see box below for a description of a WITB). The objective of the WITB is to reduce the effective marginal tax rate for the lowest-income Canadians to levels consistent with those experienced by middle-income Canadians. The WITB could be expanded in the future depending on fiscal resources.
     Because provinces and territories play a key role in providing basic income support to low-income Canadians and these programs have a significant impact on work incentives, introducing a WITB will require coordinated action and consultation between the federal government, provinces and territories. In particular, it will be important to ensure that any steps taken translate into increased incomes and work incentives for low-income workers, in a context where each province and territory has its own structure for income support programs and income taxes.

130	The Economic and Fiscal Update

What Is a Working Income Tax Benefit?
A Working Income Tax Benefit (WITB) supplements the earnings of low-income workers to help “make work pay.” Benefits under a WITB are generally determined as a percentage of an individual’s earnings, to a maximum benefit amount, and are income-tested on the basis of family income. WITBs are generally delivered through the tax system as a refundable tax credit—this ensures that the benefit is not restricted to those who pay income taxes. The effects of a WITB are to encourage individuals to move from social assistance to the labour force by allowing them to keep more of the money they earn, that is by lowering the “welfare wall.” WITB-type programs already exist in some provinces (such as the Work Premium in Quebec and the Working Income Supplement in New Brunswick) and in other countries, including the United Kingdom, the United States, France and Ireland.
The precise structure of a WITB would be the subject of consultation, but a typical structure is illustrated below.
In this example, the WITB would be phased in at a rate of 30 per cent of annual earnings in excess of $3,000. The maximum annual benefit of $1,000 would be reached at earnings of $6,333. The WITB would be reduced by 10 per cent of net family income in excess of $18,000, and reach zero for net family incomes of $28,000 and above. This means that a single parent earning $10,000 per year would receive a WITB of $1,000 per year while a single parent with earnings of $22,000 would receive a WITB of $600 per year.

A Plan for Growth and Prosperity	131
Reducing Personal Income Taxes Across the Board
Broad-based personal income tax relief will leave significantly more income in the pockets of all taxpayers, while also making it more attractive for Canadians to work and save. This includes significant immediate tax relief:

■	The basic personal amount—the amount of income that all Canadians can earn without paying federal income tax—will be increased faster than originally proposed in Budget 2005. This includes an immediate $500 increase, effective January 1, 2005, and a further $200 increase in 2006 ($100 more than scheduled under Budget 2005), accelerating increases that otherwise would not have taken effect until 2008 and 2009.

■	The 16-per-cent tax rate that applies to income under $35,595 will be reduced by 1 percentage point, effective January 1, 2005. This measure will provide almost $3 billion in annual, ongoing personal tax relief to all Canadian taxpayers.
     In addition, special relief is being provided under the proposed Energy Cost Benefit (see box below) and through enhancements to tax measures for persons with disabilities, as described earlier in this chapter.

Proposed Tax Relief
In 2006, all taxpayers will receive the benefits from measures that take effect January 1, 2005: the immediate $500 increase in the basic personal amount and the 1-percentage-point reduction in the lowest 16-per-cent rate to 15 per cent. They will benefit again from these changes in 2006, and will also benefit from a further $200 increase in the basic personal amount, effective January 1, 2006 ($100 more than scheduled under Budget 2005).
As a result of these measures, the combined 2005 and 2006 relief, delivered in 2006, will be:

■	About $934 for a two-earner family of four with a combined income of $60,000 a year.

■	About $700 for a single parent with one child and an income of $50,000 a year.
These measures will particularly benefit those with low and modest incomes, immediately removing at least 500,000 lower-income Canadians from the tax rolls.
The proposed Energy Cost Benefit will also provide additional special relief. Families receiving the National Child Benefit supplement in January 2006 will receive $250, senior couples where both spouses are receiving the Guaranteed Income Supplement or Allowance in the first quarter of 2006 will receive $250, and single seniors receiving the Guaranteed Income Supplement or Allowance will receive $125. In total, the 3.1 million payments under the Energy Cost Benefit will provide about $565 million in disposable income to low-income Canadians this winter.
Significant tax relief is also proposed through reductions in the middle personal income tax rates and an increase in the taxable income threshold at which the top tax rate begins to apply. Specifically:

■	The two middle rates—22 per cent on incomes between $35,595 and $71,190, and 26 per cent on incomes between $71,190 and $115,739—will be reduced by 1 percentage point effective January 1, 2010.

132	The Economic and Fiscal Update

■	The taxable income threshold at which the top 29-per-cent rate begins to apply will be increased to $200,000 effective January 1, 2010. This amount will be indexed for inflation, as is the case for all bracket thresholds and other parameters of the personal income tax system.
     These measures will reward all Canadians who work and make Canada a more attractive place to live and work for highly skilled individuals. When implemented, they will result in tax savings of about $3,300 over the current and next five years for a two-earner family of four with a $60,000 annual income.

Making Canada More Attractive for Highly Skilled Workers
Lower taxes, combined with other quality-of-life considerations, can influence the location decisions of highly skilled Canadians looking at jobs abroad, or of potential new Canadians. The new tax reduction plan will make Canada’s personal income tax much more competitive with other G7 nations: when fully phased in, it will effectively reduce the top marginal tax rate by 4 percentage points and the average tax rate by 2 percentage points for those with incomes between about $130,000 and $200,000. For example, this would reduce the taxes of a highly skilled worker earning $150,000 a year—such as a specialized software engineer emigrating from India—by about $2,300 per year (about 1.5 percentage points), reducing the tax gap by about 20 per cent with countries like the United States and the United Kingdom, where average personal income lax rates are low.

[1]	Organisation for Economic Co-operation and Development.
Source : Department of Finance calculations based on OECD Taxing Wages Model.

A Plan for Growth and Prosperity	133
Preserving the Progressivity of the Tax System
The new plan preserves the progressivity of the existing personal income tax system while providing significant tax relief and improving incentives to work, save and invest. In fact, the proportion of net personal income tax paid by those with less than $60,000 in income will fall slightly once the plan is fully implemented.
Table 5.5
Shares of Net Personal Income Tax Paid Before and
After the Proposed New Tax Plan (2010)1

	Proportion of	Share of Relief	Share of Taxes	Share of Taxes Paid
Income Group	Tax Filers	Under New Plan	Paid Currently	Under New Plan
	(per cent)
Under $30,000	52	25	-6	-8
$30,000 — $60,000	28	39	25	25
$60,000 — $100,000	14	22	33	34
Over $100,000	6	14	48	49

[1]	Net personal income tax includes benefits delivered through the tax system such as the Canada Child Tax Benefit. As a result, net personal income tax can be negative. This table only includes impacts of the new tax reduction plan, and not Budget 2005 personal income tax relief that will come into effect over the same time period (these previously announced changes are treated as part of the base tax structure).
Further Personal Income Tax Relief: Future Unanticipated Surpluses
The personal income tax relief provided by this plan could be increased even further should the Government have future unanticipated surpluses. Under proposed legislation, one-third of any surplus in excess of the $3-billion Contingency Reserve at the time of the closing of the books for a fiscal year would be used to deliver immediate tax relief to all taxpayers in the form of a one-time tax credit. In the following years, this same amount could then be used to provide permanent tax relief by increasing the basic personal amount and making corresponding changes to the other personal amounts—as long as this was determined by the Minister of Finance to be fiscally sustainable.
Committing to An Internationally Competitive Corporate Tax System
Creating an internationally competitive tax system for businesses has been, and continues to be, a key part of the Government’s plan to build a stronger economy and improve living standards. In today’s global economy, where capital is highly mobile internationally, a competitive tax system is essential to encourage the investment that helps workers become more productive and efficient, which is the cornerstone of higher wages and better living standards. It is particularly important that Canada’s corporate tax system be competitive vis-à-vis the United States system because of the close economic ties between the two countries. For example, two-thirds of foreign direct investment in Canada is from United States investors, and about 40 per cent of Canada’s outbound direct foreign investment is made in the United States. Since corporate taxes were reduced in 2001, the Canadian economy has created almost one and a half million net new jobs and the unemployment rate has fallen to a 30-year low.

134	The Economic and Fiscal Update
     In 2004, the United States announced corporate tax reductions that would significantly diminish Canada’s tax rate advantage in the absence of additional Canadian tax reductions. This Update reconfirms the 2-percentage-point reduction in the general corporate income tax rate to 19 per cent by 2010 and the elimination of the corporate surtax for all corporations in 2008, as proposed in Budget 2005, to ensure that Canada maintains its corporate tax rate advantage over the United States. The elimination of the corporate surtax in 2008 has already been legislated for small and medium-sized corporations.
Table 5.6
Federal Corporate Income Tax Rates Proposed in Budget 2005

	2005	2006	2007	2008	2009	2010
	(per cent)
General corporate income tax rate	21.0	21.0	21.0	20.5	20.0	19.0
Corporate surtax	1.12	1.12	1.12	0.0	0.0	0.0
     Together, these tax reductions will re-establish a solid corporate tax rate advantage for Canada over the United States—in particular, for manufacturing income, Canada’s statutory tax rate advantage will be 4.7 percentage points in 2010.

A Plan for Growth and Prosperity	135
     Lower statutory tax rates encourage investment and are an important signal for investors, but other aspects of the corporate income tax system—capital cost allowances, for example—also affect Canada’s attractiveness for new investment. It is important that Canada have not only a statutory tax rate advantage, but also an overall tax advantage. The reduction in the general corporate income tax rate and the elimination of the corporate surtax will give Canada an overall tax advantage for business investment over the United States by 2010, as measured by the marginal effective tax rate (METR) on investment.
     This Update builds on these corporate tax rate reductions and also proposes certain other improvements to the corporate tax system that will promote investment in capital and technology that contributes to a reduction in greenhouse gases and air pollutants, and support businesses undertaking risky ventures.
Accelerating the Elimination of the Federal Capital Tax
Taxes are levied on the capital of corporations by both the federal and provincial governments in Canada. Unlike corporate income taxes, which are levied on taxable income, capital taxes must be paid even if the corporation is not profitable. Capital taxes increase the cost of raising and carrying capital in Canada and, therefore, are an impediment to investment and job growth.

136	The Economic and Fiscal Update
     Budget 2003 announced that the federal capital tax would be eliminated for smaller corporations by 2004 and would be completely eliminated by 2008. The Update proposes eliminating the federal capital tax as of January 1, 2006—two years earlier than was originally scheduled. As a result, none of the 13,200 corporations that would otherwise pay the tax in 2006 will have to do so, and Canada’s overall tax advantage will immediately increase. With this proposal, the federal government removes a tax that discourages investment in machinery and equipment. Such investment is a key to the adoption of new technologies and an area where Canadian firms have fallen short relative to their peers in other major countries.
     Capital taxes are also imposed by a number of provincial governments. Some provinces, like Ontario and Quebec, have recently taken steps to reduce or eliminate their capital taxes. The Government encourages those provinces that still impose capital taxes to consider reducing or eliminating them in order to encourage investment and strengthen Canada’s overall tax advantage.
Extending Carry-Forward Periods for Business Losses and Investment Tax Credits
It can sometimes take many years before new businesses begin to earn profits. A fair and efficient tax system must recognize appropriately both profits and losses in determining tax liability. The current rules allow businesses to carry non-capital losses forward 10 years and backward 3 years. Small businesses have submitted that 10 years is not a long enough carry-forward period, particularly for new businesses undertaking risky ventures. To provide additional support, particularly to the small and innovative business sectors, this Update proposes extending the non-capital loss carry-forward period of all taxpayers to 20 years.
     A similar concern exists with respect to investment tax credits (ITCs). ITCs provide considerable support for important economic activity such as scientific research and experimental development. Like non-capital losses, ITCs can currently be carried forward up to 10 years. However, some businesses, such as research-intensive companies, can realize little profit for extended periods, and may therefore not benefit fully from the ITC. To increase the ability of these companies to use ITCs, this Update also proposes to extend the ITC carry-forward period to 20 years.
Accelerating Capital Cost Allowance for Forestry Bioenergy
To promote better environmental outcomes, the Government has in recent years been using a variety of economic instruments, including the tax system. Budget 2005 announced that, going forward, new accelerated capital cost allowance (CCA) would only be considered for investments in green technology. Accelerated CCA is currently used to encourage firms that produce energy to invest in equipment that uses renewable energy sources or uses fossil fuel efficiently. The Update proposes to extend this incentive to cogeneration systems in the pulp and paper industry that produce both thermal energy and electricity using a biomass residue from the pulping process referred to as “black liquor.” This will support additional investment in technology that contributes to a reduction in greenhouse gases and air pollutants, while helping to improve the international competitiveness of Canadian mills.

A Plan for Growth and Prosperity	137
     The Government will continue to explore other opportunities to provide accelerated CCA for green energy.

Reducing Personal and Corporate Taxes:
Building on a Strong Record of Achievement
Since eliminating the deficit in 1997 — 98, the Government of Canada has significantly reduced personal income taxes, particularly for low- and modest-income Canadians. Comparing today’s tax system with the one in place in 1997, Canadians face lower marginal tax rates, earn more tax-free income and receive more generous family benefits. In addition, they are protected from tax increases due to inflation.
The $100-billion Five-Year Tax Reduction Plan, introduced in 2000, reduced federal personal income taxes by 21 per cent on average, and 27 per cent for families with children. The new tax reduction plan will reduce the tax burden further: when fully implemented it will reduce taxes by 7 per cent on average, and by 10 per cent for families with children. With past relief and when the measures proposed in this Update are fully implemented, federal personal income taxes as a proportion of GDP will decline from 8 per cent in 1999 — 2000 to less than 7 per cent in 2009 — 10. To date, about 1 million low-income Canadians have been removed from the tax rolls, while also improving the tax system for students, persons with disabilities, registered charities and others. Personal income tax relief scheduled to take effect in the coming years will remove a further 860,000 people from the tax rolls, including about 240,000 seniors.
The Government has also improved the tax system to encourage savings, entrepreneurship and innovation. Recent actions include increasing the limits on contributions and benefits under registered retirement savings plans and registered pension plans, reducing the capital gains inclusion rate to one-half from three-quarters, and creating a tax-free rollover from one small business investment to another.
The Government’s approach to improving the competitiveness of the business tax system has been to reduce corporate income tax rates while improving the tax structure. Corporate tax reductions since 2000 have created a corporate tax rate advantage for Canada relative to the United States. The tax structure has also been improved by phasing out the capital tax, establishing a common tax rate across all sectors, and bringing capital cost allowance rates more into line with the useful life of assets. The new tax reduction plan builds on these actions to further improve the efficiency and competitiveness of the corporate tax system and maintain Canada’s tax rate advantage over the United States.

138	The Economic and Fiscal Update

A Track Record of Acceleration
The Government has proven that it will exceed its commitments, delivering more tax relief, sooner, as resources allow. For example:
•	The $100-billion Five-Year Tax Reduction Plan of fall 2000 significantly deepened the personal tax relief and accelerated the schedule of corporate rate reductions proposed in Budget 2000.

•	Budget 2004 accelerated the phased increase in the small business income threshold to $300,000 announced in Budget 2003 by one year in order to help small businesses retain more of their earnings for reinvestment and expansion.

•	The new proposed tax plan will eliminate the federal capital tax two years earlier than originally proposed in Budget 2003, and the basic personal amount will be increased sooner than proposed in Budget 2005.
Ongoing sound financial management may permit the Government to go further and faster with the new plan as well.
Improving the Competitiveness of Canada’s Tax System: Fiscal Costs
In total, the Government proposes to provide over $30 billion in cumulative legislated tax relief over the current and next five years, including about $5 billion in personal income tax relief that takes effect January 1, 2005. In addition, the Employment Insurance Commission recently announced that the employment insurance premium rate for 2006 will be set at $1.87, down from $1.95 in 2005, which will amount to an additional savings of almost $4 billion over five years for businesses and employees.

A Plan for Growth and Prosperity	139
Table 5.7
Proposed Tax Reduction Plan Measures

	2005 – 06	2006 – 07	2007 – 08	2008 – 09	2009 – 10	2010 – 11	Total
	(millions of dollars)
Personal Income Tax Measures
Accelerate basic personal amount increases	1,880	1,800	1,620	790	125	130	6,345
Reduce 16% rate to 15% (Jan. 1, 2005)[1]	3,225	2,670	2,705	2,780	2,835	2,890	17,105
Reduce 22% rate to 21% (Jan. 1, 2010)	—	—	—	—	390	1,575	1,965
Reduce 26% rate to 25% (Jan. 1, 2010)	—	—	—	—	110	450	560
Raise top bracket to $200,000 (Jan. 1, 2010)	—	—	—	—	180	730	910
Introduce a WITB (Jan. 1, 2008)	—	—	125	500	625	1,000	2,250

Total	5,105	4,470	4,450	4,070	4,265	6,775	29,135

Corporate Tax Measures
Accelerate elimination of the federal capital tax	225	570	225	—	—	—	1,020
Accelerate CCA for forestry bioenergy	5	10	20	25	25	25	110
Extend carry-forward periods	—	—	—	—	—	—	—

Total	230	580	245	25	25	25	1,130
Update total	5,335	5,050	4,695	4,095	4,290	6,800	30,265

Note:	Totals may not add due to rounding.

[1]	Includes impact on non-refundable tax credits.
Table 5.8
Budget 2005 Tax Measures

	2005 – 06	2006 – 07	2007 – 08	2008 – 09	2009 – 10	2010 – 11	Total
	(millions of dollars)
Personal income tax measures	272	587	1,157	2,497	3,892	3,919	12,324
Corporate tax measures	45	105	140	1,945	2,800	3,850	8,885
Sales, excise and other tax measures	102	122	147	171	196	200	938
Budget 2005 total	419	814	1,444	4,613	6,888	7,969	22,147

Note:	Totals may not add due to rounding.

140	The Economic and Fiscal Update
Table 5.9
Update 2005 and Budget 2005 Tax Measures

	2005 – 06	2006 – 07	2007 – 08	2008 – 09	2009 – 10	2010 – 11	Total
	(millions of dollars)
Personal income tax measures	5,377	5,057	5,607	6,567	8,157	10,694	41,459
% of total relief	93%	86%	91%	75%	73%	72%	79%

Corporate tax measures	275	685	385	1,970	2,825	3,875	10,015
% of total relief	5%	12%	6%	23%	25%	26%	19%

Sales, excise and other tax measures	102	122	147	171	196	200	938
% of total relief	2%	2%	2%	2%	2%	1%	2%

Update and Budget 2005 total	5,754	5,864	6,139	8,708	11,178	14,769	52,412

Note:	Totals may not add due to rounding.
Promoting Regulatory Efficiency
Regulations help to protect the health and safety of Canadians, support a clean environment and underpin a well-functioning market system. Canada has one of the most effective regulatory systems in the world for both business and individuals, and the Government is committed to maintain and strengthen this advantage.
Smart Regulation
Given the dynamic nature of the domestic and global economies, the Government of Canada recognizes the need to review and update its approach to regulation to sustain the Government’s high levels of regulatory performance. To this end, the government-wide Smart Regulation initiative is reviewing all aspects of Canada’s regulatory system. To date, Health Canada has eliminated the backlog for new pharmaceutical review and substantially improved review times through the use of new management tools and increased review capacity, without compromising safety. Also, Natural Resources Canada is providing single-window access on the Internet to information and resources on federal regulations that affect the natural resource sectors.
     As part of the Smart Regulation initiative, the Government is developing a new Government Directive on Regulating, which will improve regulatory effectiveness and governance through a life-cycle approach, and better integrate modern policy and management techniques into the regulation-making process. The new Directive will help ensure that Canada’s regulatory system remains a competitive advantage while at the same time protecting the health and safety of Canadians and the environment.
Reducing the Administrative Burden for Small Business
BizPaL is a collaborative project that brings the federal, provincial-territorial and municipal governments together to streamline and harmonize permit and licence requirements to reduce regulatory complexity and overlap between jurisdictions and help simplify compliance procedures.

A Plan for Growth and Prosperity	141
     The cost of complying with the administrative requirements from all three levels of government disproportionately affects small and medium-sized enterprises (SMEs), taking small business owners away from their core activities: growing their businesses and creating jobs. Reducing the burden of government regulation is among the top priorities for SMEs.
     The Government proposes to invest $15 million over five years to help refine and implement BizPaL, a web-based service that gives businesses easy access in one place to a customized list of permits and licences required from all levels of government for specific business activities.
Canada Business
Canada Business is the Government of Canada’s primary source of business information, advice and referrals for entrepreneurs. It is a collaborative arrangement among 43 federal, provincial and territorial departments and, in some cases, not-for-profit organizations. It enables entrepreneurs to access information on the Internet, by telephone or in person at one of 13 Canada Business service centres across the country.
     Canada Business reduces the time and complexity for small and medium-sized companies in dealing with governments, helping entrepreneurs grow their business. The Government proposes to provide an additional $75 million to sustain Canada Business over the next five years.
Managing Wait Times
Canada Health Infoway is working towards accelerating the development and adoption of compatible health information systems to optimize medical resources to meet patient needs. To further assist in managing wait times, this Update proposes to invest $50 million for Canada Health Infoway to work with partners on the development of tools and systems.
Building Canada’s Communities
To build safe, creative and sustainable communities that are magnets for investment and support a quality of life second to none, the Government will build on recent major investments such as those made under the Government’s infrastructure programs, the New Deal for Cities and Communities, the National Security Policy and Tomorrow Starts Today with new measures in Budget 2006.
Promoting Energy Efficiency and Environmental Sustainability
The Government of Canada is dedicated to promoting energy efficiency and environmental sustainability. Over the past year, it has implemented major reforms and launched significant initiatives to address these priorities. Additional measures will be forthcoming in Budget 2006.

142	The Economic and Fiscal Update
     Action taken by the Government of Canada in support of addressing climate change is a key example of its commitment to a healthier environment. In April 2005, the Government of Canada released Moving Forward on Climate Change: A Plan for Honouring Our Kyoto Commitment, which will be used to guide the federal government’s approach to implementing measures to reduce greenhouse gas emissions. Budget 2005 targeted over $4 billion in investments over the next five years for key initiatives included in the Climate Change Plan. These measures include:
■	An innovative $1-billion Climate Fund to encourage the most cost-effective projects to reduce greenhouse gas emissions by Canadians and industry and through projects in other countries.

■	A Partnership Fund to deliver targeted support for large strategic projects that are jointly agreed priorities for the Government of Canada and provinces and territories.

■	The expansion of the Wind Power Production Incentive and the establishment of a Renewable Power Production Incentive (RPPI) to encourage the production of electricity from clean, renewable power sources.

■	A quadrupling of the number of homes made more energy-efficient under the EnerGuide for Houses Retrofit Incentive by 2010.

■	A plan to develop, by the end of 2006, a Sustainable Energy Science and Technology Strategy with provinces and territories.
     In recognition of the important role that energy efficiency plays in reducing greenhouse gas emissions, making the environment more sustainable, and protecting Canadian consumers and industry against high energy prices, the Government of Canada announced in October 2005 a further set of energy-efficiency initiatives which will support Canada’s Climate Change Plan. These proposed measures include:
■	A new $550-million EnerGuide for Low-Income Households program to help over 130,000 low-income Canadians make energy-efficiency retrofits.

■	A $227-million enrichment of the EnerGuide for Houses Retrofit Incentive program to increase the total number of homes retrofitted under the program to over 900,000 by 2011.

■	A $129-million High Efficiency Home Heating System Cost Relief Program to provide financial incentives for Canadians to install modern, energy-efficient heating systems.

■	A $252-million renewal and expansion of programs targeting existing buildings, which includes incentives for energy-saving retrofits in community buildings and hospitals, schools, universities and other institutional buildings.
     Partnerships are a key element to the success of the Climate Change Plan, particularly to develop and implement new technologies. Through the Partnership Fund, the Government will cost-share investments in the deployment of new technologies and infrastructure, contributing to significant reductions in greenhouse gas emissions.

A Plan for Growth and Prosperity	143
Projects could include a carbon dioxide capture and storage pipeline, clean coal, cellulosic ethanol plants and the construction of Canada’s east-west electrical transmission infrastructure to bring hydro power to provinces that rely on fossil fuels. The Partnership Fund is currently resourced at $50 million per year for the next five years. Taking into consideration the potential emission reductions, and the likely timing of the projects, the size of the fund could grow to $2 billion to $3 billion through investments in Budget 2006 and future budgets.
     The Government proposes to support bioenergy with an additional $50 million for expanding the RPPI to include incentives for thermal cogeneration. This will provide industry with an opportunity to reduce production costs, thereby helping improve productivity and competitiveness while also contributing to Canada’s efforts to address climate change. The Government has also been using the tax system to promote environmental objectives. Exemptions from excise tax help encourage the production and use of alternative fuels such as ethanol and biodiesel. Accelerated CCA is used to encourage firms that produce energy to invest in equipment that uses renewable energy sources or uses fossil fuel efficiently. This is an explicit exception to the general principle of setting CCA rates to reflect the useful life of assets. Budget 2005 further accelerated the CCA rate for a broad range of renewable energy generation equipment and certain high-efficiency cogeneration equipment. It also extended the incentive to certain district energy and biogas production systems. As set out above in the section “A More Competitive Tax System: A New Proposed Tax Reduction Plan,” this Update proposes to extend accelerated CCA to promote investment in bioenergy in the pulp and paper sector.
     The Government will continue to pursue other technologies for potential accelerated CCA treatment to ensure that appropriate incentives are provided for investment in green energy. It will also pursue other opportunities to use the tax system and other incentives to support environmental objectives.
     Taken together, these measures will fundamentally shift our economy to be more efficient in its use of energy resources and increase the sustainability and international competitiveness of the Canadian economy.
     Going forward, Canada will continue to demonstrate leadership in international fora, such as the United Nations Framework Convention on Climate Change and the G8, to address issues of importance to the global community in respect of climate change, including the promotion of technology adoption, market development and international cooperation.
     The Climate Change Plan is the first phase of Project Green, a set of policies and programs aimed at supporting a sustainable environment and a more competitive economy. Project Green will also address a range of environmental issues, including biodiversity, contaminated sites, and water and air quality. The initiatives over the past year and those in forthcoming budgets will help secure an energy-efficient, environmentally sustainable economy that is essential to both our high living standards and quality of life.

144	The Economic and Fiscal Update
Table 5.10
Building the Right Investment Environment

	2005 – 06	2006 – 07	2007 – 08	2008 – 09	2009 – 10	2010 – 11	Total
	(millions of dollars)
Improving the Competitiveness of Canada’s Tax System
Tax reductions to support prosperity	5,335	5,050	4,695	4,095	4,290	6,800	30,265

Promoting Regulatory Efficiency
BizPal	3	3	3	3	3	3	15
Canada Business		15	15	15	15	15	75
Canada Health Infoway	50						50
Promoting energy efficiency		2	3	5	10	30	50

Total	5,385	5,070	4,716	4,118	4,318	6,848	30,455

Note:	Totals may not add due to rounding.

A Plan for Growth and Prosperity	145
Table 5.11
Summary: A Plan for Growth and Prosperity

	2005 – 06	2006 – 07	2007 – 08	2008 – 09	2009 – 10	2010 – 11	Total
	(millions of dollars)
Creating Opportunities for All Canadians
Enhancing Canada’s World-Class Workforce	1,077	623	1,197	1,568	1,579	1,579	7,622
Meeting the Demographic Challenge	34	161	246	316	397	397	1,551
Improving Labour Mobility and Labour Market Efficiency		10	10	15	15	15	65

Total	1,112	794	1,453	1,899	1,991	1,991	9,238

Advancing an Innovative Economy
Leadership in University-Based Research	500	275	335	335	335	335	2,115
Strengthening International Research Networks	30						30
Accelerating the Commercialization of New Technologies		24	47	49	50	30	199

Total	530	299	382	384	385	365	2,344

At the Centre of Global Commerce and Networks
Positioning Canada in Global Business Networks		49	94	108	114	120	485
Creating World-Class Gateways		93	158	160	151	129	690

Total		142	251	268	265	249	1,175

Building the Right Investment Environment
Tax Reductions to Support Prosperity	5,335	5,050	4,695	4,095	4,290	6,800	30,265
Promoting Regulatory Efficiency	50	18	18	18	18	18	140
Promoting Energy Efficiency		2	3	5	10	30	50

Total	5,385	5,070	4,716	4,118	4,318	6,848	30,455

Total	7,027	6,305	6,802	6,669	6,959	9,452	43,213

Note:	Totals may not add due to rounding.

146	The Economic and Fiscal Update
Table 5.12
A Plan for Growth and Prosperity

Broad Policy Directions		Proposed Policy Actions

1.	Creating Opportunities for All Canadians

1.1.	Enhancing Canada’s World-Class Workforce

ą	Continue to minimize barriers to access and ensure that student financial assistance programs meet the needs of students.	ą	Improve access to post-secondary education by extending the Canada Access Grant for students from low-income families to cover up to four years of undergraduate studies, benefiting an additional 55,000 students each year — a $550-million investment over five years.

		ą	Invest an additional $2.2 billion over five years to further improve Canada’s system of student financial assistance.

ą	Encourage graduate study opportunities.	ą	Increase by 50 per cent to 6,000 the number of Canada Graduate Scholarships each year provided by the three granting councils. This $210-million investment over five years will support 6,000 students each year in all disciplines, including science, engineering and management, when fully implemented.

ą	Encourage international education opportunities.	ą	Invest $150 million over five years to improve access to international education and enable institutions to participate in international networks.

ą	Contribute to ensuring the capacity to provide high-quality post-secondary education.	ą	Provide a $1-billion Post-Secondary Education Innovation Fund from which provinces and territories will be able to draw down funds on a per capita basis for urgent investments in Canada’s universities and colleges.

ą	Promote a culture of lifelong learning and skills upgrading by working with business, labour and provincial partners to enhance workplace-based skills development — including literacy, essential skills and apprenticeship.	ą	$3.5 billion over this year and the next five years to increase workplace-based and employer-led training by providing apprenticeship opportunities, improving literacy and essential skills, developing workplace skills and enhancing workforce participation of Aboriginal people, persons with disabilities and new immigrants.

		ą	Develop a national literacy strategy with provinces and territories.

A Plan for Growth and Prosperity	147

Broad Policy Directions		Proposed Policy Actions

1.2	Meeting the Demographic Challenge

ą	Increase workforce participation of currently under-represented groups — such as older Canadians and persons with disabilities — by removing barriers to participation in the workforce and improving work incentives.	ą	Remove, where appropriate, any remaining provisions in federal legislation that allow mandatory retirement. Encourage provinces and territories to consider similar actions.

		ą	Increase funding by $150 million over five years for the Multilateral Framework for Labour Market Agreements for Persons with Disabilities to enhance employment assistance for persons with disabilities.

		ą	Increase the maximum annual Child Disability Benefit to $2,300 for the 2006 — 07 benefit year, a $50-million investment over five years.

		ą	Increase the refundable medical expense supplement to $1,000 at a cost of $65 million over the current year and the next five years.

ą	Improve the efficiency and effectiveness of the immigration system and then increase immigration of skilled and educated workers.	ą	Streamline the immigration system to ensure that it efficiently processes the immigrants needed, is responsive to the changing labour market needs, and makes an effective contribution to growth and prosperity.

ą	Improve immigrant integration by working with the provinces and territories.	ą	Increase funding by $1.3 billion over the current year and the next five years for settlement and integration programs.

ą	Partner with provinces, businesses and professional associations to better match immigrants with skill requirements, broaden the regional distribution of immigrants and improve foreign credential recognition.	ą	Engage provinces and territories on the best ways to improve immigrant settlement and integration, recognize the foreign credentials of immigrants and broaden the regional distribution of immigrants.

ą	Reduce the work barriers faced by low-income Canadians.	ą	Introduce a Working Income Tax Benefit in 2008, at an initial annual cost of $500 million, rising to $1 billion, to improve incentives to work for low-income Canadians.

148	The Economic and Fiscal Update

Broad Policy Directions		Proposed Policy Actions

1.3	Creating Aboriginal Opportunities

ą	Agree to transformative approaches to health, housing, economic development and education at the First Ministers’ Meeting with Aboriginal leaders.	ą	On November 24 and 25, 2005, First Ministers and National Aboriginal leaders will be engaged in discussions of reforms and making concrete commitments and investments to improve the lives of First Nations, Inuit and Metis peoples.

1.4	Improving Labour Market Information and Efficiency

ą	Reduce barriers to labour mobility across the country, working with provinces, territories and stokeholders.	ą	Work with provincial and territorial governments, employers and regulatory bodies to reduce barriers to labour mobility across the country. These efforts will be supported by a $25-million investment over five years.

ą	Improve the quality and timeliness of labour market information.	ą	Improve collection of labour market information and forecasting capacity to help Canadians improve their career choices and enhance labour mobility by investing $40 million over the next five years.

ą	Ensure that the Employment Insurance Program, on an ongoing basis, effectively meets the changing needs of the workforce and the economy.	ą	Continue to monitor and report on the effectiveness of the Employment Insurance Program through the annual Monitoring and Assessment Report.

2.	Advancing an Innovative Economy

2.1	Leadership in University-Based Research

ą	Maintain Canada’s G7 leadership in university-based research through increased investment.	ą	Increase funding by $425 million over five years to the Canadian Institutes of Health Research, the Natural Sciences and Engineering Research Council of Canada and the Social Sciences and Humanities Research Council of Canada (SSHRC) to support university-based research.

		ą	Support research by increasing funding for the Indirect Costs of Research program by almost $1.2 billion over five years.

A Plan for Growth and Prosperity	149

Broad Policy Directions			Proposed Policy Actions

2.1	Leadership in University-Based Research (cont’d)

ą	Make major ongoing investments to build world-leading equipment and facilities, attract the best researchers and support primary research.		ą	Provide $500 million in 2005– 06 to the Canada Foundation for Innovation to continue to modernize research infrastructure at Canadian universities and colleges, research hospitals and other non-profit research institutions across Canada.

ą	Improve its monitoring of investments and strengthen reporting of research success.

2.2	Strengthening International Research Networks

ą	Strengthen support for universities and researchers to develop international networks and participate in research partnerships that improve Canada’s access to leading-edge research.		ą	Provide $30 million in 2005– 06 to the Canadian Institute for Advanced Research (CIAR) to sustain and strengthen CIAR’s international research networks and support new research collaborations in emerging countries such as China and India.

ą	Make it easier for the best and the brightest researchers from around the world to work in Canada.

ą	Fulfill the commitment to devote 5 per cent of federal R&D to priorities of the developing world, including health and environmental technologies.		ą	Budget 2006 will fund concrete initiatives to help fulfill the 5-per-cent commitment.

2.3	Encouraging Private Sector R&D and Technology Adoption

ą	Build the right investment environment for private sector investment in R&D and technology.		ą	See measures under “Building the Right Investment Environment.”

ą	Introduce new programs to enhance existing support for technology development and adoption.		ą	Implement a new Transformative Technologies Program to support innovation and technology adoption by all sectors of the economy.

2.4	Accelerating the Commercialization of New Technologies

ą	Respond to the recommendations of Industry Canada’s Expert Panel on Commercialization. Specific measures will be taken to:		ą	Provide $21 million over the next five years to implement an internship program that will enable up to 3,500 master’s students in engineering and the natural and health sciences to acquire hands-on experience working on private sector R&D projects.

	–	Increase the commercialization capacity of established clusters of economic activity.
	–	Improve collaboration between university and private sector researchers.

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Broad Policy Directions		Proposed Policy Actions

2.4	Accelerating the Commercialization of New Technologies (cont’d)

	– Strengthen the management and commercial capabilities of scientists and engineers.	ą	Allocate $18 million over five years to SSHRC to support up to 500 graduates of master’s programs in engineering and the natural and health sciences pursuing an M.B.A.

		ą	Provide $160 million over five years to strengthen knowledge-based industrial clusters with support for large-scale projects that bring together universities, private firms, venture capitalists and specialized business services, such as incubators.

ą	Implement new models for managing government laboratories to strengthen clusters of university and private sector research excellence.

3.	At the Centre of Global Commerce and Networks

3.1	Opening Canada to the World

ą	Review Canada’s tariff regime to improve competitiveness and attract investment — for example, by reducing tariffs on manufacturing inputs — and ensure trade negotiations open key international markets for Canadian business.	ą	Continue to negotiate improvements in market access for Canadian firms under the Doha Round of the World Trade Organization.

ą	Move forward with the Security and Prosperity Partnership of North America and develop new avenues of cooperation with our North American partners to make our societies safer and more secure, our businesses more competitive and our economies more resilient.	ą	Continue to implement initiatives to improve security and prosperity, including border measures.

ą	Ramp up the Foreign Investment Promotion and Protection Agreement (FIPA) program to assist firms in connecting to global supply networks, especially with respect to priority markets such as India and China.	ą	Conclude FIPA negotiations with China, India and Peru.

ą	Improve the trade and investment climate by concluding negotiations with the U.S. on tax treaty changes, reviewing Canada’s restrictions on foreign investments in the air transportation sector, and acting on the findings of the Telecommunications Policy Review Panel.

A Plan for Growth and Prosperity	151

Broad Policy Directions		Proposed Policy Actions

3.2	Positioning Canada in Global Business Networks

ą	Develop a government-wide network of services and programs to identify opportunities in key emerging markets, showcase Canadian strengths and achieve results through successful commercial strategies.	ą	Invest $485 million over five years to implement CAN-Trade, a comprehensive network of services and programs. The CAN-Trade initiative includes:

			–	$7 million over five years to inform businesses, particularly small and medium-sized enterprises (SMEs), of global commerce opportunities and risks and the Government’s tools that exist to help them succeed internationally.

ą	Increase export promotion efforts, especially for small and medium-sized businesses.		–	$60 million over five years to raise Canada’s profile and visibility as a nation of dynamic and innovative businesses.

ą	Work with Canadian businesses in emerging markets to promote issues of corporate social responsibility.		–	$12 million over five years to broaden Canada’s advocacy efforts in key markets.

			–	$109 million over five years to expand the Trade Commissioner Service of International Trade Canada in priority markets, including China, India and Brazil.

			–	$20 million over five years to develop commercial strategies for emerging markets, beginning with China, India and Brazil.

			–	$250 million over five years to create the Global Success Fund to enhance the ability of more than 5,000 SMEs over five years to link to global supply networks.

			–	$12 million over five years to create a Corporate Social Responsibility Centre which, in collaboration with the private sector, will provide advice to Canadian business on corporate social responsibility issues.

			–	$15 million over five years to support the already-established Sustainable Cities Initiative, which links Canadian businesses to opportunities to improve the sustainability of major cities in developed countries.

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Broad Policy Directions		Proposed Policy Actions

3.2	Positioning Canada in Global Business Networks (cont’d)

ą	Further the integration of emerging economies into the global economy through bilateral initiatives and Canada’s leadership position in the G7 and G20.

ą	Facilitate global market opportunities for Canadian companies to develop and deploy environmental technologies through the United Nations Framework Convention on Climate Change and other international processes.

3.3	Creating World-Class Gateways

ą	Promote trade with the United States and emerging Asia-Pacific economies by supporting the further development of Canada’s Pacific gateway and the Windsor-Detroit corridor through infrastructure investment and supporting policy initiatives.	ą	Invest $590 million over five years to improve Canada’s Pacific gateway.

ą	Explore further liberalization of Canada’s air transport agreement with the United States and other countries.	ą	The Government of Canada will attempt to acquire rights to accommodate the interests of Canadian carriers under bilateral air transport agreements.

ą	Improve access to global telecommunications networks by investing to better connect remote, rural and Aboriginal communities to broadband networks where private service is lacking.	ą	Allocate an additional $100 million over five years to extend the Government’s Broadband for Rural and Northern Development Pilot Program to accelerate the deployment of broadband services in rural, remote and First Nations communities.

4.	Building the Right Investment Environment

4.1	Maintaining Canada’s Macroeconomic Advantage

ą	Maintain balanced budgets or better and its balanced approach to the allocation of surpluses—including unanticipated surpluses in excess of the Contingency Reserve—and keep the debt-to-GDP ratio on a downward track.	ą	The Government is committed to maintain each and every year a balanced budget or better and to continue to reduce the debt burden.
		ą	Set a new objective of reducing the debt-to- GDP ratio to 20 per cent by 2020 to create future fiscal flexibility and to address the pressures associated with population aging.

A Plan for Growth and Prosperity	153

Broad Policy Directions			Proposed Policy Actions

4.1	Maintaining Canada’s Macroeconomic Advantage (cont’d)		✓	Legislation has been introduced to allocate any unanticipated surplus in excess of the $3-billion Contingency Reserve equally to investments in economic and social priorities, tax relief and debt reduction.

✓	Maintain low, stable and predictable inflation by extending the Government’s inflation target agreement with the Bank of Canada for a further five years in 2006.		✓	Conclude a new inflation target agreement with the Bank of Canada in the first half of 2006.

4.2	Improving the Competitiveness of Canada’s Tax System

✓	The Government is committed to a fair, efficient and competitive income tax system for individuals and corporations by:		✓	A new proposed tax reduction plan that will deliver more than $30 billion in personal and corporate income tax relief over the current and next five years, including immediate personal income tax relief of up to about $325 for all taxpayers for 2005 and further relief in later years as other tax reductions are phased in. The proposed new tax plan will:
–	Reducing personal income taxes at all income levels to make it more attractive for Canadians to join the workforce, to stay working and to save, with a specific focus on reducing marginal tax rates to improve incentives.

	–	Consulting with provinces and territories to design and introduce a new Working Income Tax Benefit to make work pay for low-income Canadians.		–	Introduce a Working Income Tax Benefit to reduce the barriers to work faced by low-income Canadians, starting in 2008.

				–	Provide an immediate increase of $500 to the basic personal amount–the amount of income that Canadians can earn without paying federal income tax-effective January 1, 2005, accelerating the increase scheduled under Budget 2005.

				–	Reduce personal income tax rates by reducing the lowest 16-per-cent rate to 15 per cent effective January 1, 2005, followed by reductions in each of the two middle rates by 2010.

				–	Improve the attractiveness of working in Canada for highly skilled and mobile workers by increasing the income level at which the top tax rate begins to apply, starting in 2010.

	–	Ensuring that Canada has an internationally competitive corporate tax system, by establishing in particular a meaningful overall, or marginal effective tax rate, advantage vis-à-vis the United States, and to make the tax system as neutral as possible with respect to business structure, financing and investment.		–	Confirm the general corporate income tax rate reductions, and the elimination of the corporate surtax for all corporations, as proposed in Budget 2005, a key element of the growth and prosperity plan.

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Broad Policy Directions			Proposed Policy Actions
4.2	Improving the Competitiveness of Canada’s Tax System (cont’d)			–	Eliminate the federal capital tax as of 2006, two years earlier than originally planned, to eliminate an impediment to investment.

				–	Extend carry-forward periods for business losses and investment tax credits to provide additional support to businesses undertaking risky ventures.

				–	Accelerate capital cost allowance for certain forestry bioenergy equipment to support additional investment in technology that contributes to a reduction in greenhouse gases and air pollutants, while helping to improve the international competitiveness of Canadian pulp and paper mills.

	–	Encourage Canadian investment abroad and foreign investment in Canada by, among other things, enhancing tax treaties with other countries and ensuring that those capital flows serve lawful and productive purposes.

4.3	Promoting Regulatory and Financial Market Efficiency

✓	Reform the Government’s regulatory system based on the principles of Smart Regulation.		✓	Implement a new Government Directive on Regulating to improve regulatory effectiveness and governance and better integrate modern policy and management techniques into the regulation-making process.

✓	Reduce the paper burden on Canadian business by working with the private sector and other orders of government to minimize complexity and duplication.		✓	Provide $15 million over five years to help refine and implement BizPal, a web-based service that gives businesses easy access to a customized list of permits and licences from all levels of government for specific business activities.

			✓	Provide $75 million over five years to Canada Business, a service aimed at reducing the time and complexity for SMEs in dealing with governments.

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Broad Policy Directions			Proposed Policy Actions

4.3	Promoting Regulatory and Financial Market Efficiency (cont’d)

✓	Ensure that the regulatory framework governing the financial sector, capital markets and pensions promotes soundness, efficiency and competitiveness, and serves the needs of individuals, businesses and the economy.	✓	Release a white paper on the 2006 review of financial institution legislation.

		✓	Issue proposals following on the consultation related to federally regulated defined benefit pension plans.

✓	Continue discussions with the provinces and territories on a single securities regulator and other approaches to achieve a new, enhanced system of securities regulation.

4.4	Strengthening Canada’s Economic Union

✓	Encourage provinces to implement tax reforms that will enhance productivity, including eliminating provincial capital tax and reforming retail sales taxes.

✓	Strengthen Canada’s economic union through further development of the Agreement on Internal Trade with the provinces.	✓	Work with the provinces to make further progress on strengthening internal trade through the Agreement on Internal Trade, including improving credential recognition and ratifying the energy chapter.

✓	Enhance workplace-based skills development, including literacy, essential skills and apprenticeships with the provinces.	✓	See 1.1

4.5	Driving Greater Productivity in Government

✓	Update the Government’s expenditure management system to better link spending to achievements and improve the quality of information for Parliament.	✓	Work is underway on the development of the Expenditure Management Information System, which once implemented will improve the information available for linking program spending to intended outcomes.

✓	Further professionalize the public service by investing in learning.	✓	Invest up to $35 million per year for a new learning and development initiative in the career-long learning of the public service.

✓	Strengthen internal audit and evaluation capacity across the public sector.	✓	The Government will recruit up to 300 new auditors to ensure that each government department and agency has a Chief Audit Executive responsible for overseeing its new Policy on Internal Audit.

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Broad Policy Directions			Proposed Policy Actions

4.5	Driving Greater Productivity in Government (cont’d)

✓	Perform ongoing reviews of major portfolios to create a culture of expenditure review.	✓	Following completion of its review of climate change programs, the Government will provide recommendations to Ministers on the allocation of new funds starting in 2006. The Government will also review other priority areas, including public security, anti-terrorism programs, and programming for Aboriginal Canadians.

4.6.	Promoting Energy Efficiency and Environmental Sustainability

✓	Encourage the development and adoption of energy-efficient and environmentally sustainable technologies, situating Canada’s industries at the forefront of a growing global market.

✓	Use market mechanisms to tap greenhouse gas emissions potential across the Canadian economy, spurring innovation at a national level.	✓	Establish the Climate Fund Agency and launch a new greenhouse gas offset system.

✓	Encourage energy-efficiency improvements and other competitive structural changes for Canadian consumers, industry and governments.	✓	Implement EnerGuide for Low-Income Households, enrichment of EnerGuide for Houses Retrofit Incentive and incentives for building retrofits, and High Efficiency Home Heating System Cost Relief Program.

✓	Use the Government of Canada’s purchasing power to improve its environmental performance.	✓	Implement a Government of Canada green procurement policy and continue to put the federal house in order by building on achievements to date and ensuring that its internal operations are among the “greenest” in the world.

✓	Provide leadership in international fora to promote technology adoption, market development and international cooperation.	✓	Host the United Nations Climate Change Conference in Montréal in November 2005.

✓	Pursue additional opportunities to use the tax system to support environmental objectives, where it would be an appropriate instrument.	✓	Extend accelerated CCA to promote investment in bioenergy in the pulp and paper sector.

Annex 1
Risks and Uncertainties
in Fiscal Projections

Risks and Uncertainties in Fiscal Projections	159
Introduction
In June 2005, the Minister of Finance tabled in the House of Commons an independent study by economist Dr. Tim O’Neill of the Government of Canada’s approach to economic and fiscal forecasting. The report was commissioned to ensure that the Government continues to use the most up-to-date forecasting methods and to benchmark Canadian practices against the best in the world. One of the key recommendations of the report called for improving the transparency of the federal government’s fiscal-forecasting procedures and information, in part by examining the key risks and uncertainties associated with fiscal projections.
     This annex provides an overview of the sources of uncertainty in, and therefore the risks to, the fiscal projections. While Chapter 4 discusses specific risks to the current forecast, this annex explores the general implications of risks and uncertainties for fiscal planning.
     Fiscal projections are inherently uncertain due to:
■	Uncertainty associated with the economic forecasts that underlie fiscal projections.
■	Volatility in the relationship between fiscal variables and the underlying activity to which they relate.
■	Typically long lags with which final economic and fiscal information becomes available.
     Ensuring that the annual fiscal targets of balanced budgets or better are met requires careful analysis of the risks and uncertainties in the fiscal projections.
     The risks and uncertainties involved in meeting stated fiscal targets underscore the need for a prudent approach to fiscal planning. This includes the annual Contingency Reserve and an extra amount for economic prudence.

160	The Economic and Fiscal Update
The $3-billion Contingency Reserve is small in relation to the $400 billion in combined revenues and expenses
■	The budgetary balance is the difference between two very large numbers (revenues and expenses). Therefore small errors in forecasting either or both can lead to seemingly large forecast errors of the budgetary balance.
■	The sum of revenues and expenses is about $400 billion and growing. A 1-per-cent underestimate of revenues and a 1-per-cent overestimate of expenses translates into an unanticipated $4-billion shortfall—greater than the Contingency Reserve.
■	Every budget since 1994 has included a Contingency Reserve generally set at $3 billion. Although the nominal value of the Contingency Reserve has remained unchanged, its value as a proportion of gross domestic product (GDP) has fallen by about one-half from 0.4 per cent of GDP in 1994 to 0.2 per cent of GDP in 2004.
■	Further, the revenue base that is subject to forecast error includes not only federal revenues but also provincial revenues and Canada Pension Plan premiums administered by the Canada Revenue Agency. These revenues total close to $70 billion. Since remittances initially received from the Canada Revenue Agency do not identify these streams separately, they must be estimated on a monthly basis. This adds to the complexity of the fiscal projection.

Risks and Uncertainties in Fiscal Projections	161
Fiscal projections are inherently uncertain
■	There are three key sources of uncertainty associated with the fiscal projections: the economic forecast, the translation of the economic forecast into the fiscal projections, and information lags and data revisions.
■	Economic forecasts contain an unavoidable level of uncertainty. Since the economic forecast underlies the fiscal projections, the uncertainty associated with the economic forecast carries over to the fiscal projections.
■	Translating the economic forecast into fiscal projections is associated with uncertainties of its own. Although most fiscal variables are related to an underlying economic activity, the relationship between the two is sometimes volatile and hard to predict, given the reaction of taxpayer behaviour and cyclical developments. Furthermore, some fiscal variables are not related to economic factors, such as expenses related to the Government’s legal liabilities.
■	Finally, the typically long lags with which final economic and fiscal information becomes available can complicate the fiscal projections.

162	The Economic and Fiscal Update
Economic forecasting is subject to error
■	Most components of budgetary revenues and some components of expenses (i.e. employment insurance benefits and public debt charges) are influenced by the economic variables to which they relate.
■	The gross domestic product of the country provides a broad measure of the Government’s tax base and represents an important input for fiscal projections. Forecasts of GDP and other economic variables are subject to error. During periods of accelerating economic growth GDP tends to be underestimated, while during periods of decelerating or declining growth, GDP tends to be overestimated.
■	Since 1994 the economic forecasts used for budget planning have been based on private sector forecasts. Forecasts are requested for calendar years starting with the budget year and up to six years thereafter. [1] Over the last 11 years, the error between forecasts provided for budgets and currently published figures ranged from an overestimate of 2.6 percentage points in 2001 to an underestimate of 4.7 percentage points in 1999. The mean error was a 1.0-percentage-point underestimate.

[1]	In general, the forecasts for a given year were based on private sector surveys completed between December and early February for February budgets. The exceptions were the March 2004 budget, which was based on the March 2004 survey, and the December 2001 budget, which was based on the October 2001 survey and further consultations with forecasters in December 2001. As there was no February 2001 budget, the forecast for 2001 is from the October 2000 Economic Statement and Budget Update (based on the September 2000 survey).

Risks and Uncertainties in Fiscal Projections	163
Forecasts of interest rates are more accurate
■	Public debt charges are strongly influenced by changes in short-term interest rates since about one-third of outstanding government debt needs to be renewed within the year.
■	Forecasts of interest rates have generally been more accurate than nominal GDP forecasts. [2]

[2]	See note 1.

164	The Economic and Fiscal Update
Accurate forecasts are important since fiscal projections are sensitive to changes in economic assumptions
■	Fiscal projections are sensitive to changes in economic variables, particularly to changes in real GDP growth, inflation and interest rates.

■	Although the relationship between changes in economic variables and fiscal outcome is volatile and hard to predict, rules of thumb can be used to get some sense of the sensitivities associated with economic shocks. These generalized rules of thumb assume that any increase in economic activity is proportional across the income components of GDP.

■	The sensitivities shown below differ from those presented in Budget 2005 due to changes in the base levels of the various GDP components, changes in the levels of the respective revenues and expenses themselves, and changes in the assumptions regarding employment insurance (EI) premium rates. Rather than being fixed at a given level, EI premium rates are assumed to adjust such that EI revenues exactly offset program expenses; this assumption is consistent with the new EI rate-setting procedure introduced for 2006.

■	In the following pages the fiscal impact of changes in three key economic variables are provided:
–	An increase in real GDP resulting from a one-year, 1-per-cent rise in the rate of GDP growth. The one-year increase in the growth rate is driven by higher productivity and a 0.5-per-cent increase in employment.

–	An increase in nominal GDP resulting solely from a one-year, 1-per-cent increase in the rate of GDP inflation.

–	A sustained 100-basis-point increase in all interest rates.

Risks and Uncertainties in Fiscal Projections	165
Estimated Impact of a One-Year, 1-Per-Cent Increase in Real GDP Growth on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2	Year 5
	(billions of dollars)
Federal revenues
Tax revenues
Personal income tax revenues	1.0	1.3	1.6
Corporate income tax revenues	0.3	0.3	0.3
Goods and services tax revenues	0.4	0.4	0.5
Other tax revenues	0.2	0.2	0.2

Total tax revenues	1.9	2.2	2.6
Employment insurance premium revenues	0.3	-0.7	-0.8
Other revenues	0.0	0.0	0.0

Total budgetary revenues	2.2	1.6	1.8

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment insurance benefits	-0.6	-0.6	-0.7

Total	-0.6	-0.6	-0.7
Other program expenses	0.1	0.2	0.3
Public debt charges	-0.1	-0.2	-0.4

Total expenses	-0.6	-0.6	-0.8
Budgetary balance	2.7	2.2	2.6

Note: Totals may not add due to rounding.
■	The increase in real GDP raises the budgetary balance by $2.7 billion in the first year, $2.2 billion in the second year and $2.6 billion in the fifth year.

■	Tax revenues from all sources increase. Personal income tax revenues increase as employment and wages and salaries rise. Furthermore, due to the progressivity of the tax system, as individuals earn higher real incomes and move into higher tax brackets, they pay proportionally more of their income in taxes. Corporate income tax revenues rise as output and profits increase. However, the corporate income tax revenue increase is less than proportional as part of the increase in profits is offset through higher utilization of loss pools. Goods and services tax (GST) revenues increase as a result of higher consumer spending associated with the rise in employment and personal income.

■	Since EI premium rates for a given year are set on projections carried out in October of the previous year, EI premium revenues are assumed to increase in the first year of the shock (due to higher employment) but decline thereafter, reflecting the adjustment to the break-even rate (changes in EI premium revenues do not exactly equal changes in EI benefits because the decline in administrative costs is not included).

■	Expenses decline, mainly reflecting lower EI benefits (due to a decrease in the level of unemployment) and lower public debt charges (reflecting a lower stock of debt).

166	The Economic and Fiscal Update
Estimated Impact of a One-Year, 1-Per-Cent Increase in GDP Inflation on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2	Year 5
	(billions of dollars)
Federal revenues
Tax revenues
Personal income tax revenues	1.3	1.3	1.4
Corporate income tax revenues	0.3	0.3	0.3
Goods and services tax revenues	0.4	0.4	0.5
Other tax revenues	0.2	0.2	0.2

Total tax revenues	2.2	2.2	2.4
Employment insurance premium revenues	0.4	0.1	0.1
Other revenues	0.1	0.1	0.1

Total budgetary revenues	2.7	2.3	2.6

Federal expenses
Major transfers to persons
Elderly benefits	0.3	0.3	0.4
Employment insurance benefits	0.0	0.1	0.1

Total	0.3	0.4	0.5

Other program expenses	0.4	0.5	0.8
Public debt charges	0.0	-0.1	-0.3

Total expenses	0.7	0.8	1.0
Budgetary balance	2.0	1.5	1.6

Note: Totals may not add due to rounding.
■	An increase in nominal GDP resulting solely from a rise in prices would raise the budgetary balance by $2.0 billion in the first year, $1.5 billion in the second and $1.6 billion in the fifth.

■	Higher prices result in higher nominal income and, as a result, personal income tax, corporate income tax and GST revenues all increase, reflecting gains in the underlying nominal tax bases. Compared to the impacts of the real GDP shock, the effects on personal income tax revenues are more pronounced in the initial year due to limited pass-through of higher inflation (tax brackets are indexed to the percentage change in the Consumer Price Index for the 12-month period ending September 30 of the previous year). For the remaining years, the impacts on personal income tax revenues are higher in the real GDP shock, reflecting higher real income and the progressivity of the tax system. For the other revenue streams the effects are similar.

■	EI premium revenues increase in response to higher earnings in the first year but dissipate thereafter as premium rates are assumed to adjust to offset the impact of higher earnings. However, unlike the real GDP shock, EI benefits do not decline since unemployment is unaffected by the rise in prices.

■	Partly offsetting higher revenues are increases in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments, and increases in federal wage and non-wage expenses, which are assumed to increase in line with prices. Public debt charges fall due to the lower stock of debt.

Risks and Uncertainties in Fiscal Projections	167
Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates on Federal Revenues, Expenses and Budgetary Balance

	Year 1	Year 2	Year 5
	(billions of dollars)
Federal revenues	0.4	0.5	0.8
Federal expenses	1.3	2.0	2.7

Budgetary balance	-1.0	-1.5	-1.9

Note: Totals may not add due to rounding.
■	An increase in interest rates would lower the budgetary balance by $1.0 billion in the first year, $1.5 billion in the second and $1.9 billion in the fifth.

■	The deterioration stems entirely from increased expenses associated with public debt charges. The loss on debt charges rises through time as longer-term debt matures and is refinanced at higher rates.

■	Moderating the overall impact is a rise in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of non-tax revenues.

168	The Economic and Fiscal Update
Translating the economic forecast into a fiscal projection is an uncertain process
■	Even if the GDP forecasts were perfectly accurate, translating the economic forecast into a fiscal projection is not straightforward, as illustrated by the variation in the ratio of federal revenues to nominal GDP. This ratio can be thought of as the effective tax rate for the economy as a whole.

■	There is a cyclical element to the revenue ratio. It tends to decline during downturns and to increase during recoveries, reflecting the progressive nature of the tax system and the cyclical nature of corporate profits and capital gains. It is also affected by the impact of tax policy changes.

■	Over the last 20 years, this ratio has gone from a high of 17.9 per cent in 1991–92 to a low of 15.3 per cent in 2003–04. For an economy that produces $1.3 trillion worth of output every year, each 0.1-percentage-point change in the ratio produces a $1.3-billion change in revenues. Over the past 20 years the ratio has changed annually by an average of 0.4 percentage points.

Risks and Uncertainties in Fiscal Projections	169
Growth in tax bases does not translate in a predictable way into tax revenues: corporate income taxes
■	The relationship between broad revenue sources (namely, personal income taxes, sales taxes and corporate income taxes) and their respective bases is subject to large variations.

■	Provisions in the Income Tax Act allow corporations to carry forward losses for up to 10 years, and current-year losses can be carried back up to three years in order to offset taxes already paid in previous years.

■	Such provisions contribute to the weak link between corporate income tax revenues and corporate profits.

170	The Economic and Fiscal Update
Growth in tax bases does not translate in a predictable way into tax revenues: personal income taxes
■	While over long periods of time there is a fairly stable relationship between personal income and personal income tax revenues, in any one year this relationship may not hold. The reasons for this include:
–	The response of individuals to tax changes is uncertain.

–	The take-up of tax-deferred income plans, such as registered retirement savings plans, can vary.

–	The National Accounts measure of personal income does not include capital gains and withdrawals from tax-assisted retirement savings in registered retirement savings plans (RRSPs) and registered pension plans (RPPs).
■	For example, there were several years during the late 1990s when personal income taxes grew faster than personal income, in part due to a strong stock market performance and the associated capital gains (but also due to the then only partial indexation of the tax system to inflation). In 2001–02, personal income rose almost 5 per cent while personal income tax revenues declined more than 7 per cent, reflecting the tax reduction measures under the Five-Year Tax Reduction Plan, as well as capital losses associated with a decline in the stock market.

Risks and Uncertainties in Fiscal Projections	171
Growth in tax bases does not translate in a predictable way into tax revenues: GST revenues
■	While the GST tax base is relatively stable and generally grows in line with the economy, GST revenues can also be difficult to predict.

■	GST revenues are the difference between two large numbers: gross receipts and refunds. The GST is a value-added tax, so businesses collect tax on their sales (gross GST receipts) and are refunded the tax paid on their input (GST refunds).

■	Small changes in either or both of these can translate into a large change in the difference between the two. In some instances GST refunds may not be claimed in the same year as associated GST receipts, causing the growth in the tax base to differ from GST revenue growth. However, over a period of several years, the differences tend to lessen, and net GST receipts grow broadly in line with the underlying consumption tax base.

172	The Economic and Fiscal Update
Accrual-based financial reporting meets the highest standard, but it increases forecast uncertainty
Liabilities and Assets Subject to Measurement Uncertainty

■ Environmental liabilities	■ Capital/amortization

■ Legal liabilities	■ Loans and loan guarantees

■ Employee benefits
■	In 2002—03, the Government changed its basis of accounting from modified accrual to full accrual. Full accrual accounting is internationally recognized as presenting a more complete picture of a government’s financial position, improving information for decision making and accountability.

■	Under full accrual accounting, expenses and corresponding liabilities are recorded in the periods to which they relate rather than when cash is disbursed. Changes in these liabilities are often difficult to predict since they generally do not bear any direct link to underlying economic activity. Adjustments to the Government’s liabilities are audited by the Office of the Auditor General of Canada.

■	In the case of environmental liabilities, the Government accounts for costs and liabilities related to the management and remediation of contaminated sites when the contamination occurs and estimates of the costs are available. For legal liabilities, the Government records an allowance for claims and litigation where it is likely, based on the legal assessment of the Department of Justice Canada, that there will be a future payment and a reasonable estimate of the loss can be made. In both cases, the estimated liabilities are subject to adjustment as circumstances change and new information becomes available.

■	Since the Government recognizes costs of employee benefits in the year in which the liability is incurred (as opposed to on a pay-as-you-go basis, under which liabilities are recorded only when benefits are paid out), liabilities for current services are adjusted each year based on actuarial assessments.

■	Capital expenditures made each year by various departments must be replaced by an estimate of the depreciation or amortization of the Government’s overall capital stock.

■	The solvency of outstanding loans and the possibility that loan guarantees may be called are also assessed on an ongoing basis with appropriate adjustments made to their value.

Risks and Uncertainties in Fiscal Projections	173
Lags in data availability add uncertainty to the fiscal projections

March Fiscal Monitor Compared to Final Outcomes

	1997–98	1998–99	1999–00	2000–01	2001–02	2002–03	2003–04	2004–05
	(billions of dollars)
March Fiscal Monitor: surplus	4.2	9.1	14.9	19.8	9.8	10.4	7.6	9.8

Changes to final outcome
Budgetary revenues
Personal income tax revenues	1.4	-1.0	1.8	1.0	2.0	2.1	1.8	1.1
Corporate income tax revenues	2.1	1.3	-0.1	0.6	-0.6	0.9	1.1	0.1
Goods and services tax revenues	1.3	-0.2	-0.2	0.2	-0.4	-0.1	0.0	-1.4
Other revenues	0.9	0.2	-0.2	-0.4	-1.8	1.1	1.5	1.7

Total	5.8	0.2	1.3	1.3	-0.8	4.1	4.3	1.6

Expenses
Policy initiatives	4.4	3.5	2.5	1.4	0.0	5.5	0.6	5.1
Atomic Energy of Canada Limited environmental liabilities								2.3
Other	2.2	3.0	1.4	2.6	0.0	2.0	2.2	2.4

Total	6.5	6.5	3.9	4.0	0.0	7.5	2.8	9.8
Net adjustment	-0.7	-6.2	-2.6	-2.7	-0.8	-3.4	1.5	-8.2
Surplus	3.5	2.9	12.3	17.1	8.9	7.0	9.1	1.6

Note: The final outcome for 2002–03 was on a full accrual basis while The Fiscal Monitor was on a modified accrual basis. Totals may not add due to rounding.
■	The sometimes long lags with which information on fiscal developments becomes available add uncertainty to the fiscal projections.

■	A significant amount of new information arises even after the end of the fiscal year. For example, in the case of personal income taxes, the published monthly data are based on cash receipts, but are adjusted to reflect estimated year-end receivables and payables. However, at year-end, these estimates are replaced with the final, full-accrual-based estimate of personal income tax receipts. This estimate is produced during the summer months and is based on personal income tax returns assessed as at May 31.

■	Policy initiatives cannot be incorporated into the monthly results until they have received parliamentary approval. Also, specific liabilities cannot be included until the amounts can be quantified by departments. This adds uncertainty since approval is not guaranteed.

■	The scope of the adjustments is illustrated by comparing the estimated surplus at the time of the March Fiscal Monitor, when fiscal data for all 12 months are available, to the final results published in the Annual Financial Report of the Government of Canada. Net adjustments range from a $1.5-billion upward adjustment to an $8.2-billion downward adjustment. In most years, the adjustment is negative.

174	The Economic and Fiscal Update
As much as 56 per cent of annual corporate income tax revenues are received in the last four months of the fiscal year
■	Corporations are required to remit monthly tax instalments based on either their actual liabilities in their previous taxation year, or an estimate of their tax liability for the current year. Usually, the instalment payments are “the lesser of.” However, corporations are required to file their final tax payments after the end of their taxation year. To the extent that their profits exceed the estimate used to calculate their monthly remittances, corporations may be required to make large settlement payments when they file their final tax payments.

■	Corporations with a taxation year ending October 31 (on average accounting for 9 per cent of federal corporate income tax revenues) and December 31 (on average accounting for 52 per cent of federal corporate income tax revenues) are required to file their final tax returns by the end of December and the end of February/early March, respectively. The end result of this process is that corporate income tax revenues tend to be back-loaded to the end of the fiscal year. Indeed, up to 56 per cent of total corporate income tax revenues can be received in the last four months (December to March) of the Government’s fiscal year, and up to 48 per cent in the last three months (January to March).

■	The amount received in the final months is quite volatile, making it hard to gauge the implications of the results from earlier months.

Risks and Uncertainties in Fiscal Projections	175
Data revisions can complicate fiscal projections
■	Periodic revisions can complicate fiscal projections. The problem data revisions create is that forecasters, both economic and fiscal, may not have an accurate reading of recent economic activity at the time they make their forecasts.

■	To incorporate the most recent information and methodologies, Statistics Canada must periodically revise its data. Each year, with the May release of the National Accounts, Statistics Canada makes revisions to data from the previous four years. In the case of methodological changes, revisions can go back even further.

■	Once all the revisions have been incorporated, the final figure often deviates from the value reported in the initial release. For example, the current figure for nominal GDP in 1996 is almost 5 per cent higher than the figure originally reported in May 1997. Revisions to more recent years have been more modest, but the four-year revision period for them has not yet elapsed.

■	Since GDP is being revised, so are its various components. Corporate profits, for example, are subject to particularly large revisions. This matters for in-year estimates because the underlying tax bases are part of the information used to make fiscal projections; using an inaccurate level for a particular tax base will lead to inaccurate projections.

176	The Economic and Fiscal Update
Conclusion and Implications
■	The Government remains committed to maintaining balanced budgets or better each and every year.

■	The risks and uncertainties involved in making fiscal projections underscore the need for a prudent approach to fiscal planning. Although it is possible to provide an assessment of where the risks and uncertainties lie, it is impossible to predict ahead of time how large the risks really are and to surmise the extent of their consequences.

■	Remaining out of deficit year after year requires careful analysis of the risks and uncertainties in the fiscal projections.

■	In order to attain its objective of balanced budgets or better, the Government has committed to continue its practice of including a $3-billion Contingency Reserve and to set aside amounts for economic prudence, starting at $1 billion in 2005–06 and rising to $4 billion in 2009–10.

Annex 2
Perspective: Long-Term Track Record of Fiscal Forecasting

Perspective: Long-Term Track Record of Fiscal Forecasting	179
Introduction
The Government of Canada provides annual reconciliations between its fiscal forecasts and final outcomes in the Annual Financial Report of the Government of Canada and in the budget documents. However, in a review of the Government’s forecasting accuracy,1 Dr. Tim O’Neill recommended that the Government provide a longer-term perspective on its fiscal-forecasting record. This annex provides a perspective on the Government’s fiscal-forecasting record from 1994–95 to 2004–05.
     Specifically, for this period it compares the fiscal estimate for the upcoming fiscal year, as well as the updated in-year estimate, to the final outcome as published in the Annual Financial Report of the Government of Canada for that year. The estimate for the upcoming fiscal year is traditionally provided in the budget tabled just before the beginning of that fiscal year, while the updated in-year estimate is provided in the budget tabled near the end of that fiscal year. As there were only four fall Economic and Fiscal Updates (in 1999, 2002, 2003 and 2004), these are excluded from the summary analysis in this annex. A detailed evolution of the fiscal forecasts over the period 1994–95 to 2004–05 by fiscal year is provided in Perspective: Long-Term Track Record of Fiscal Forecasting—Details on Differences by Fiscal Year, which is available on the Department of Finance Canada website at www.fin.gc.ca.

[1]	Review of Canadian Federal Fiscal Forecasting: Processes and Systems, Dr. Tim O’Neill (June 2005).

This annex is based on the analysis in Dr. O’Neill’s report. Some adjustments were made to the data to present original forecasts and reported outcomes on a similar basis. However, the overall results are similar to those in Dr. O’Neill’s report.

180	The Economic and Fiscal Update
The Federal Fiscal-Forecasting Process
Since 1994, the economic forecasts used in the budget have been based on the average of private sector economic forecasts. About 20 forecasters are surveyed following the release of the quarterly National Income and Expenditure Accounts by Statistics Canada. The average of the forecasts for a number of key economic variables is used to derive the fiscal projections by major component on a National Accounts basis of accounting, consistent with the accounting framework used by Statistics Canada. These projections are then converted to a Public Accounts basis.
     On a historical basis, Statistics Canada provides the Department of Finance Canada with reconciliations between its estimates and the fiscal results presented in the Public Accounts of Canada and the monthly Fiscal Monitor. For the current fiscal year and outer years, the conversion is done by the Department of Finance. In most cases, the adjustments are relatively straightforward, reflecting conceptual and classification differences. However, for the current fiscal year, adjustments are required to take into account more current information provided in the monthly Fiscal Monitor. A description of these adjustments can be found in the Economic and Fiscal Update for 2004 and 2005.
     The forecast of the budgetary balance is developed on a bottom-up basis. Individual components of budgetary revenues are based on their applicable tax bases and tax rates. For example, personal income tax revenues are based on the forecast of taxable income, deductions and exemptions, and the applicable tax rates at different levels of income, based on the Income Tax Act’s definition of taxable income. Budgetary revenues are sensitive to changes in the composition of income, lags in the receipt of data and cyclical factors. As a result, current economic assumptions may not be fully reflective of the fiscal outcome. In fact, it has been argued that current budgetary results, especially those for budgetary revenues, are the best contemporaneous and leading indicator of the economy rather than the other way around.
     For program spending/expenses, some components are driven by economic assumptions (employment insurance benefits), demographics (elderly benefits) and legislation (the various federal transfers in support of health and other social programs and equalization). Direct program spending/expenses, which include the operating costs of the federal government, are based on the Main Estimates (tabled by the President of the Treasury Board), adjusted to include the impact of announced policy initiatives not included in the Estimates. Adjustments are also made to include provisions for liabilities that the Government may incur during the course of the year, such as the costs associated with employee contract settlements, other employee benefits, court decisions, natural disasters, and changes in environmental and Aboriginal liabilities, among others. As departments cannot overspend their appropriations, they usually commit less than what they were appropriated. An estimate of this “lapse” in appropriations is also included in the forecasts based primarily on historical experience. Although these adjustments are reviewed throughout the year, lack of current information requires professional judgment in determining the estimated amounts. Public debt charges are based on the outstanding

Perspective: Long-Term Track Record of Fiscal Forecasting	181
stock of interest-bearing debt, the rollover of this debt and forecast interest rates. In deriving these individual estimates, consideration is given to risks based on historical experience and current developments.
     The final outcome for the previous fiscal year (which normally becomes available in late September/early October of the current fiscal year) provides important information on the effective tax rates for the various revenue components, the lapse and adjustments to liabilities. In addition, with the release of the first quarter National Income and Expenditure Accounts in late May, Statistics Canada also publishes revised estimates of economic growth and its components for previous years. The final budgetary outcome for the previous fiscal year, coupled with the revised economic data, forms the new basis for the current-year estimates, often resulting in a reassessment of average effective tax rates, lapses and provisions for liabilities. This information, combined with current monthly financial results (usually the financial results to the end of August or September), often results in significant adjustments to the individual components of the budgetary balance and the bottom-line number itself.
     The fiscal forecast for the current fiscal year is updated in the budget presented near the end of the fiscal year, primarily reflecting current monthly developments to the end of December. Although this update usually occurs in February—a month before the end of the fiscal year—there are still significant developments in the final quarter of the fiscal year, as well as accrual accounting adjustments after March 31, that could have significant impacts on the final outcome. For further details on these adjustments, see Annex 1.
     Over the period under review, the sensitivity of the budgetary balances to economic developments has nearly doubled. In the 1994 budget, a 1-per-cent increase in nominal income was estimated to improve the budgetary balance by $1.3 billion in the first year. In the February 2005 budget, the same change to nominal income was estimated to improve the budgetary balance by $2.5 billion, reflecting the growth in the economy over this time period. In contrast, the sensitivity to interest rate changes has been dampened since the Government has lengthened the term to maturity of its market debt. In the 1994 budget, a100-basis-point reduction in all interest rates improved the budgetary balance by $1.7 billion in the first year. In the 2005 budget, this was reduced to $1.0 billion.

182	The Economic and Fiscal Update
The Track Record: 1994–95 to 2004–05—Comparison of the First Estimate to the Final Outcome
Table 1 compares the first estimate of the budgetary balance as contained in the budget immediately preceding the fiscal year to the final audited results as originally published.
     The first estimate was underestimated by an average of $5.6 billion over the 1994–95 to 2004–05 period. In four years (1996–97, 1997–98, 1999–00, and 2000–01), the difference was substantially above the average. Excluding these years, the average difference was just $1.3 billion. In 2 of the 11 years under review, the final outcome was lower than the first estimate.
Table 1
Evolution of Fiscal Forecasts: First Estimate to Outcome

Fiscal	First
year	estimate	Outcome[1]	Difference
	(billions of dollars)
1994–95	-39.7	-37.5	2.2
1995–96	-30.2	-28.6	1.7
1996–97	-21.8	-8.9	12.9
1997–98	-14.0	3.5	17.5
1998–99	3.0	2.9	-0.1
1999–00	3.0	12.3	9.3
2000–01	4.0	17.1	13.1
2001–02	8.3	8.9	0.6
2002–03[2]	5.0	7.0	2.0
2003–04	4.0	9.1	5.1
2004–05	4.0	1.6	-2.4

Average difference			5.6

[1]	As originally published in the Annual Financial Report or the Government of Canada.

[2]	For 2002–03, the first estimate was presented on a modified accrual basis of accounting while the final outcome was presented on a full accrual basis. The first estimate was adjusted to a full accrual basis, using the accrual estimates presented in the final budget estimate.
     However, these estimates are not presented on a comparable basis. During the course of the fiscal year, initiatives were announced when it became clear that the budgetary balance would be better than estimated. This has been part of the prudent approach to budget planning: the Government has stated that it would only undertake new initiatives if it was certain it had the resources to do so. As such, funds were released during the course of the fiscal year when it became apparent that the outcome would be better than expected. These new initiatives were subject to the normal parliamentary approval process before any payment could be made.

Perspective: Long-Term Track Record of Fiscal Forecasting	183
     Table 2 adjusts the first estimate and final outcome to adjust for the fiscal cost of policy initiatives made during the course of the fiscal year, as well as the impact of accounting and technical adjustments that were not anticipated at the time of the first budget estimate. On this basis, the first estimate was underestimated by an average of $10.2 billion over the 1994–95 to 2004–05 period. Just over half of this difference was attributable to budgetary revenues coming in higher than expected, with lower-than-expected program spending/expenses accounting for about one-third of the difference and the remainder due to lower-than-expected public debt charges.
Table 2
Evolution of Fiscal Forecasts: First Estimate to Outcome
Adjusted for In-Year Policy Decisions/Technical Adjustments

				Sources of difference[2]
					Program	Public
Fiscal	First				spending/	debt
year	estimate	Outcome[1]	Difference	Revenues	expenses	charges
			(billions of dollars)
1994–95	-39.7	-37.5	2.2	-0.6	3.8	-1.0
1995–96	-30.2	-28.6	1.7	-2.9	2.0	2.6
1996–97	-21.8	-10.6	11.1	2.6	5.6	2.8
1997–98	-14.0	6.8	20.8	14.9	3.3	2.6
1998–99	3.0	8.6	5.5	5.0	-1.5	2.1
1999–00	3.0	18.5	15.5	9.4	5.2	0.9
2000–01	4.0	22.4	18.4	18.2	0.3	-0.1
2001–02	8.3	12.7	4.4	-1.6	2.2	4.0
2002–03[3]	3.0	13.0	10.1	1.0	8.7	0.6
2003–04	4.0	13.8	9.8	1.5	6.4	1.8
2004–05	4.0	16.3	12.3	11.2	0.1	1.3

Average difference			10.2	5.3	3.3	1.6

Note: Totals may not add due to rounding.

[1]	As originally published in the Annual Financial Report of the Government of Canada, adjusted for policy initiatives.

[2]	A positive number implies an improvement in the fiscal balance. A negative number implies a deterioration in the fiscal balance.

[3]	The first estimate was presented on a modified accrual basis of accounting while the final outcome was on a full accrual basis. The first estimate was adjusted to a full accrual basis using the accrual estimates presented in the 2003 budget.
     Table 3 shows the differences between the first estimate and the final outcome for the various components of revenues and spending/expenses. In 4 of the 11 years (1997–98, 1999–2000, 2000–01 and 2004–05), budgetary revenues were underestimated by an average of $4.9 billion, accounting for over 90 per cent of the difference in revenues and nearly 50 per cent of the difference in the budgetary balance. The differences in these years can largely be explained by changes in the economic forecasts and better-than-expected fiscal outcomes in the previous year—which were not known at the time the first estimate was made. In the other years, differences among the revenue components were largely offsetting, with underestimates in four years and overestimates in three.

184	The Economic and Fiscal Update
Table 3
Policy-Adjusted Budget Balance Forecast Difference by Component:
First Estimate to Outcome

	1994–	1995–	1996–	1997–	1998–	1999–	2000–	2001–	2002–	2003–	2004–
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
					(billions of dollars)
Budgetary revenues
Personal income tax	-3.2	-0.2	-0.2	4.3	1.5	4.4	7.9	2.2	-1.4	-1.7	2.9
Corporate income tax	1.3	0.5	1.9	6.3	1.1	2.3	4.3	-4.2	-0.9	3.1	3.7
Other income tax	0.0	0.3	0.9	0.9	0.6	0.6	0.8	0.5	0.4	0.0	0.3
Goods and services tax	0.3	-1.0	0.2	2.0	-0.2	1.2	1.9	-0.8	1.0	-1.6	1.2
Excise taxes and duties	0.2	-0.4	-0.1	0.5	-0.3	-0.6	0.6	0.9	1.3	0.0	0.0
Employment insurance premiums	-0.4	-1.2	0.0	-0.3	1.1	0.6	0.6	-0.4	0.3	0.0	0.3
Other revenues	1.2	-0.7	-0.1	1.1	1.2	0.8	1.7	0.1	0.6	1.9	2.8

Total budgetary revenues	-0.6	-2.9	2.6	14.9	5.0	9.4	18.2	-1.6	1.0	1.5	11.2

Program spending/expenses
Elderly benefits	-0.1	-0.2	-0.3	-0.1	-0.1	-0.1	0.1	0.2	-0.1	0.1	-0.1
Employment insurance benefits	-3.5	-0.8	-1.4	-1.7	-0.7	-2.1	-0.6	1.5	-1.4	-0.7	-1.0
Federal support for health and other social programs	0.5	0.3	-0.2	-0.1	0.0	-0.1	0.0	0.0	0.0	-0.1	0.1
Fiscal arrangements	-0.4	-0.5	-0.1	0.6	2.4	0.6	1.2	-0.5	-2.1	-4.0	0.7
Alternative Payments for Standing Programs			0.0	0.0	0.1	-0.1	-0.1	-0.2	0.2	0.0	-0.1
Direct program spending/expenses	-0.3	-0.8	-3.5	-2.0	-0.1	-3.5	-0.9	-3.1	-5.3	-1.7	0.5

Total program spending/expenses	-3.8	-2.0	-5.6	-3.3	1.5	-5.2	-0.3	-2.2	-8.7	-6.4	0.1

Public debt charges	1.0	-2.6	-2.8	-2.6	-2.1	-0.9	0.1	-4.0	-0.6	-1.8	-1.3

Net impact on budgetary balance	2.2	1.7	11.1	20.8	5.5	15.5	18.4	4.4	10.1	9.8	12.3

Note: Totals may not add due to rounding.

Perspective: Long-Term Track Record of Fiscal Forecasting	185
     With the exception of 1998–99 and 2004–05, program spending/expenses were overestimated in each year. Lower-than-forecast employment insurance benefits and direct program spending/expenses explain most of the difference in program spending/expenses. The difference in employment insurance benefits primarily reflected an assumption with respect to the relationship between the forecast number of unemployed and the resulting number of beneficiaries. Assumptions with respect to the lapse in departmental appropriations and provisions for liabilities explain most of the difference in direct program spending/expenses. Large prior-year adjustments to equalization entitlements were a major factor in explaining the overall differences in program spending/expenses in 3 of the 11 years. The differences in public debt charges can largely be explained by changes in the interest rate forecasts.
The Track Record: 1994–95 to 2004–05—Comparison of the Final Budget Estimate to the Final Outcome
This section compares the estimate in the budget tabled just before the end of the fiscal year to the final outcome as published in the Annual Financial Report. The comparison is on an adjusted basis, excluding the impact of policy initiatives and accounting/technical changes that occurred after the budget was tabled. In 4 of the 11 years, policy initiatives or accounting/technical adjustments were made after the budget was tabled. In 1997–98, there was a change in accounting for commitments to international financial institutions; in 2000–01 and 2001–02, there were changes to the costs of previously announced budget measures; and in 2004–05, additional support was provided to farmers and there was a change in accounting for the recognition of the liability with respect to the Offshore Revenues Accords.
     On an adjusted basis, the fiscal balance was underestimated by an average of $4.6 billion over the 1994–95 to 2004–05 period, with both higher-than-expected revenues and lower-than-expected program spending/expenses contributing about equally to the difference (Table 4). As a result, about half of the difference between the first estimate and the final outcome occurred after the final budget estimate. This underscores the difficulties highlighted in Annex 1, especially with respect to lags in information.

186	The Economic and Fiscal Update
Table 4
Evolution of Fiscal Forecasts: Final Estimate to Outcome
Adjusted for In-Year Policy Decisions/Technical Adjustments

				Sources of difference[2]
					Program	Public
Fiscal	Final				spending/	debt
year	estimate	Outcome[1]	Difference	Revenues	expenses	charges
	(billions of dollars)
1994–95	-37.9	-37.5	0.5	-1.7	2.2	0.0
1995–96	-30.2	-28.6	1.7	-0.3	1.8	0.1
1996–97	-19.0	-8.9	10.0	4.7	4.8	0.5
1997–98	0.0	5.0	5.1	5.6	-1.1	0.6
1998–99	3.0	2.9	-0.1	-0.8	0.7	0.0
1999–00	3.0	12.3	9.3	5.7	3.7	-0.1
2000–01[3]	11.9	17.3	5.4	4.9	0.5	0.1
2001–02[4]	1.5	7.2	5.8	-0.2	4.5	1.5
2002–03	3.0	7.0	4.1	-0.9	5.0	-0.1
2003–04	1.9	9.1	7.2	5.1	2.1	0.0
2004–05	3.0	5.3	2.3	2.6	-0.9	0.6

Average difference			4.6	2.2	2.1	0.3

Note: Totals may not add due to rounding.

[1]	As originally published in the Annual Financial Report of the Government of Canada, adjusted for policy initiatives.

[2]	A positive number implies an improvement in the fiscal balance. A negative number implies a deterioration in the fiscal balance.

[3]	Final estimate for 2000–01 is from the Economic Statement and Budget Update (October 18, 2000).

[4]	Final estimate for 2001–02 is from the December 2001 budget.

Perspective: Long-Term Track Record of Fiscal Forecasting	187
     Table 5 shows the differences between the final budget estimate and the final outcome, on an adjusted basis, for the various components of revenues and spending/expenses. Budgetary revenues were overestimated in five years and underestimated in six years. However, the differences in those years in which budgetary revenues were underestimated were considerably larger than when overestimates occurred. The differences among the revenue components are largely random, with the possible exception of other revenues, which were underestimated in 9 of the 11 years.
     Direct program spending/expenses account for nearly three-quarters of the overestimates in total program spending/expenses. In only two years was this component underestimated. The differences in direct program spending/expenses are largely due to difficulties in estimating the lapse in departmental appropriation and provisions for liabilities incurred during the year. In contrast, the differences in public debt charges were relatively small, with the exception of 2001–02.

188	The Economic and Fiscal Update
Table 5
Policy-Adjusted Budget Balance Forecast Difference by Component:
Final Estimate to Outcome

	1994-	1995-	1996-	1997-	1998-	1999-	2000-	2001-	2002-	2003-	2004-
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

	(billions of dollars)
Budgetary revenues
Personal income tax	-0.5	-0.3	0.0	2.4	-1.2	2.9	0.9	2.5	-2.5	1.4	0.2
Corporate income tax	-1.4	1.6	1.2	2.5	-0.4	0.7	-0.3	-1.3	0.3	1.5	1.5
Other income tax	0.0	0.2	0.7	0.6	0.0	0.2	0.8	0.1	0.4	-0.1	0.0
Goods and services tax	0.2	-0.8	1.2	-0.3	0.1	0.7	0.8	-0.8	-0.4	0.6	-0.5
Excise taxes and duties	-0.2	0.0	0.2	-0.1	0.0	0.1	0.9	0.2	0.2	0.2	0.0
Employment insurance premiums	0.0	0.0	0.2	0.1	0.2	-0.1	0.0	0.2	-0.4	0.4	0.2
Other revenues	0.2	-0.7	1.1	0.4	0.4	1.1	1.7	-1.2	1.6	1.3	1.2

Total budgetary revenues	-1.7	-0.3	4.7	5.6	-0.8	5.7	4.9	-0.2	-0.9	5.1	2.6

Program spending/expenses
Elderly benefits	-0.1	-0.2	0.0	0.0	0.0	0.1	0.0	0.1	-0.1	-0.1	-0.1
Employment insurance benefits	-0.5	0.0	-0.7	-0.2	-0.2	-0.4	-0.2	-0.4	-0.5	-0.4	-0.5
Federal support for health and other social programs	0.2	0.1	-0.1	0.1	0.0	-0.1	0.0	0.0	0.0	0.0	0.0
Fiscal arrangements	-0.8	-0.6	0.1	0.5	0.0	-0.2	0.6	-0.2	-2.4	0.6	0.2
Alternative Payments for Standing Programs			0.0	0.0	0.1	0.0	-0.1	-0.3	0.2	-0.3	0.0
Direct program spending/expenses	-1.0	-1.1	-4.1	0.7	-0.6	-3.1	-0.8	-3.7	-2.2	-1.9	1.3

Total program spending/expenses	-2.2	-1.8	-4.8	1.1	-0.7	-3.7	-0.5	-4.5	-5.0	-2.1	0.9

Public debt charges	0.0	-0.1	-0.5	-0.6	0.0	0.1	-0.1	-1.5	0.1	0.0	-0.6

Net impact on budgetary balance	0.5	1.7	10.0	5.1	-0.1	9.3	5.4	5.8	4.1	7.2	2.3

Note: Totals may not add due to rounding.

Annex 3
National Accounts-Public Accounts
Reconciliation

National Accounts—Public Accounts Reconciliation	191
Highlights
■	This annex provides detailed information on the translation of the five-year fiscal projections provided by the private sector forecasters from a National Accounts basis to a Public Accounts basis.

■	The National Accounts and the Public Accounts are the two key accounting frameworks that provide measures of the Government of Canada’s revenues, expenses and budgetary balance.

■	Differences in the measures of the government sector arise because the two accounting frameworks are designed for different purposes and because of timing factors related to the receipt of data.

■	The Public Accounts of Canada provide detailed information to Parliament on the Government’s financial position, as required under the Financial Administration Act, in accordance with accounting policies that are generally consistent with the standards set out by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. The Public Accounts are audited by the Auditor General of Canada. Since 2002-03 the Public Accounts have been presented on a full accrual basis of accounting. Therefore revenues are recognized when they are earned and expenses when they are incurred.

■	The System of National Accounts provides an integrated framework for measuring economic activity, including the activities of governments. As a result, the National Accounts measure of government financial positions provides a consistent framework in which comparisons can be made between the various levels of government in Canada as well as between countries.

192	The Economic and Fiscal Update
National Accounts and Public Accounts Budgetary Balance
■	The National Accounts measure of the budgetary balance is net lending. This is the difference between total government income (revenues) and outlays (expenses), adjusted for the difference between current-period investment in fixed capital and depreciation, and for net capital transfers.
■	Both measures provide important and complementary perspectives on the Government’s fiscal position. Although the measures of the budgetary balance differ from one year to the next, their trends are broadly similar.

National Accounts—Public Accounts Reconciliation	193
Table A3.1
Average Private Sector Projection of the Budgetary Balance
(National Accounts Basis)

	Actual
	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11

	(billions of dollars)
Income and outlay account
Income	211.4	227.6	237.1	246.8	254.6	264.7	276.4
Outlays	209.0	216.4	220.2	228.0	236.2	245.9	254.2

Savings	2.4	11.2	17.0	18.8	18.4	18.9	22.2

Capital account
Capital cost allowance	3.6	3.6	3.7	3.7	3.9	4.4	4.8
Net transfers of capital	0.3	-0.1	-0.7	-1.2	-1.3	-1.2	-1.5
Capital formation	-3.6	-3.7	-3.7	-4.3	-6.3	-7.6	-7.6

Total	0.3	-0.1	-0.8	-1.8	-3.7	-4.4	-4.3

Net lending	2.8	11.1	16.2	17.0	14.7	14.4	17.9

Reference
Budgetary balance
(Public Accounts basis)	1.6	13.4	15.0	16.4	15.7	16.5	19.8

Note: Totals may not add due to rounding.
■	Differences in the National Accounts and Public Accounts frameworks reflect:
—	Differences related to the universe covered by each system. The Public Accounts include all departments, agencies, Crown corporations and funds, while the government sector in the National Accounts is, in the main, a subset of this universe based on ownership, control and funding criteria.

—	Conceptual and definitional differences related to the scope of each system. For example, the Public Accounts include revenues related to capital gains, asset sales and asset revaluations. The National Accounts record assets at market value and changes in the values as they occur, while gains and losses are not recorded in income. On a Public Accounts basis, they are recorded at the lower of the book or market value, and changes are recorded as income.

—	Timing differences related to the recording of various revenues and expenses. For example, in the Public Accounts, liabilities for payments to arm’s-length organizations, such as foundations and trusts, are recorded in the year in which these are incurred. In the National Accounts, no obligation is recorded until the payments are made to the ultimate recipient.
■	Other adjustments are due to the fact that the latest National Accounts estimates do not reflect the final year-end fiscal numbers found in the 2005 Public Accounts of Canada. Those adjustments include a seasonal factor, the net change in accounts receivable, write-offs and prior-year adjustments.
■	The following pages outline the adjustments required to translate each of the major revenue and expense components from average private sector projections on a National Accounts basis to a Public Accounts basis.

194	The Economic and Fiscal Update
Table A3.2
Average Private Sector Projection of Budgetary Revenues
(National Accounts Basis)

	Actual
	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11

	(millions of dollars)
Personal income tax	96,207	105,005	110,890	116,950	122,185	127,820	135,270
Corporate income tax	32,103	35,770	37,940	38,835	38,070	38,925	39,240
Non-resident income tax	4,733	5,055	5,315	5,575	5,845	6,120	6,370
Employment insurance premiums	17,426	17,640	16,675	17,015	17,565	18,180	18,870
Goods and service tax	34,135	36,245	37,510	38,905	40,650	42,500	44,595
Customs import duties	3,010	3,350	3,535	3,695	3,775	3,900	3,905
Motive fuel taxes	4,812	5,225	5,330	5,485	5,655	5,795	5,925
Other excise taxes and duties	5,761	5,690	5,765	5,885	6,035	6,205	6,400
Other non-tax revenues[1]	13,262	13,660	14,195	14,450	14,790	15,305	15,805

Total	211,449	227,640	237,145	246,800	254,565	264,750	276,375

Reference
Budgetary revenues
(Public Accounts basis)	198,420	207,645	217,355	226,755	234,030	243,645	254,625

Note: Totals may not add due to rounding.
[1] Includes revenues from Crown corporations, sales of goods and services, foreign exchange revenues, investment income, transfers from persons and transfers from other levels of government.
■	The National Accounts provide a breakdown of revenue similar to that found in the Public Accounts. In translating these revenue projections to a Public Accounts basis, a number of adjustments are required. These include adjustments to reflect:
—	More up-to-date data for the current year on a Public Accounts basis, as reported in The Fiscal Monitor.

—	Reclassification of a number of expenditure components in the National Accounts, which are netted against revenues in the Public Accounts, such as the Canada Child Tax Benefit (CCTB) and the goods and services tax (GST) credit.

—	Differences in the definition of the government sector in the two accounting systems.

—	Inclusion of certain revenues in the Public Accounts that are not accounted for in the National Accounts, such as revenues from asset sales and the impact of revaluations of financial assets, as well as some payables and receivables.
■	The following sections provide a detailed account of these adjustments for each major revenue component.

National Accounts-Public Accounts Reconciliation	195
Translation of National Accounts Into Public Accounts
Table A3.3
Average Private Sector Projection of Personal Income Tax Revenues

	Actual
	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11

	(millions of dollars)
Average private sector—
National Accounts	96,207	105,005	110,890	116,950	122,185	127,820	135,270

Reclassifications
CCTB	-8,746	-9,290	-9,670	-9,850	-9,980	-10,110	-10,240
Trust income and other income tax	1,259	1,245	1,315	1,385	1,445	1,515	1,600
Interest and penalties	-1,722	-1,880	-1,985	-2,095	-2,185	-2,290	-2,420
OAS Income-tested repayments	-745	-775	-825	-865	-905	-945	-985
Non-resident tax	-237	-260	-275	-290	-300	-315	-335
GST employer rebate	112	120	130	135	140	150	155
Refundable tax credits	-93	-115	-125	-130	-145	-165	-180
Year-to-date collections experience	0	-2,000	-2,110	-2,230	-2,325	-2,435	-2,575

Other	3,798	4,145	4,355	4,595	4,805	5,040	5,240

Net adjustments	-6,374	-8,810	-9,190	-9,340	-9,450	-9,555	-9,735

Average private sector—
Public Accounts	89,833	96,195	101,700	107,610	112,730	118,265	125,535

Note: Totals may not add due to rounding.
■	Various reclassifications are required to translate the National Accounts projection of personal income tax revenues to the accrual Public Accounts projection. The most significant is to deduct the value of the CCTB from National Accounts revenues. In the Public Accounts, personal income tax revenues are presented net of the CCTB, while in the National Accounts, the CCTB is classified as part of outlays.
■	Other reclassifications involved in moving to the Public Accounts definition of personal income tax revenues include:
—	Adding tax revenues related to trust income.

—	Deducting interest and penalties collected on taxes owing and in dispute, as these are counted in non-tax revenues in the Public Accounts.

—	Deducting Old Age Security (OAS) benefit repayments, which are netted against OAS benefits in the Public Accounts.

—	Deducting the non-resident withholding tax imposed on persons, which is shown as a separate revenue component in the Public Accounts.

—	Adding the GST employer rebate, which is not included in the National Accounts.

—	Deducting the personal refundable tax credits.

196	The Economic and Fiscal Update
■	These adjustments are generally assumed to grow in line with the average private sector projection of growth in National Accounts personal income tax revenues over the planning period.
■	An adjustment is made to reflect the most recent year-to-date collections experience. The private sector National Accounts estimates are based on fiscal data available as of June 2005, which report that personal income tax revenues grew by nearly 12 per cent year-over-year in the second quarter of 2005—about twice the rate of the estimated growth in wages and salaries. However, fiscal data through to September 2005, as reported in The Fiscal Monitor, indicate year-over-year growth of 8.6 per cent, including an average growth rate of only 4.6 per cent in August and September. It is expected that the growth in personal income tax revenues over the balance of the fiscal year will moderate and be more in line with its tax base. As a result, the private sector National Accounts projections were lowered by $2.0 billion in 2005-06, bringing the increase in personal income tax revenues to about 7 per cent for 2005-06 as a whole. In future years, this adjustment is assumed to grow in line with personal income tax revenues on a National Accounts basis.

National Accounts-Public Accounts Reconciliation	197
Translation of National Accounts Into Public Accounts
Table A3.4
Average Private Sector Projection of Corporate Income Tax Revenues

	Actual
	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11

			(millions of dollars)
Average private sector—
National Accounts	32,103	35,770	37,940	38,835	38,070	38,925	39,240

Reclassifications
Interest and penalties	-481	-30	-30	-30	-30	-30	-30
Refundable tax credits	-801	-895	-945	-970	-950	-970	-980

Other	-865	-1,070	-1,135	-1,165	-1,140	-1,165	-1,175

Net adjustments	-2,147	-1,990	-2,115	-2,165	-2,120	-2,170	-2,185

Average private sector—
Public Accounts	29,956	33,780	35,825	36,675	35,950	36,760	37,050

Note: Totals may not add due to rounding.
■	The main reclassifications involved in translating the private sector average corporate income tax revenue projections from a National Accounts to a Public Accounts basis are:
—	The deduction of the corporate refundable tax credits (for example, for scientific research and experimental development), which are netted against revenues in the Public Accounts.

—	The removal of interest and penalties, which are reported as other non-tax revenues in the Public Accounts.
■	These adjustments are projected to grow in line with the growth in corporate income tax collections over the planning period.
■	Remaining adjustments reflect the fact that corporate tax liabilities in the National Accounts are based on a quarterly survey of corporations, while in the Public Accounts they are based on assessed corporate income tax. The 2004-05 adjustment is projected to grow in line with National Accounts corporate income tax revenues over the planning period.

198	The Economic and Fiscal Update
Translation of National Accounts Into Public Accounts
Table A3.5
Average Private Sector Projection of Non-Resident Withholding Tax
and Other Income Tax

	Actual
	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11

	(millions of dollars)
Average private sector—
National Accounts	4,733	5,055	5,315	5,575	5,845	6,120	6,370
Reclassifications
Trust income and other income tax	-1,259	-1,245	-1,315	-1,385	-1,445	-1,515	-1,600
Non-resident tax	237	260	275	290	300	315	335

Other	-151	-140	-150	-155	-165	-170	-180

Net adjustments	-1,173	-1,125	-1,190	-1,255	-1,310	-1,370	-1,445

Average private sector—
Public Accounts	3,560	3,930	4,125	4,320	4,535	4,750	4,920

Note: Totals may not add due to rounding.
■	The main adjustment involved in translating the non-resident withholding tax from a National Accounts to a Public Accounts basis is the removal of tax on trust income and the addition of non-resident tax. The former is included in personal income tax revenues in the Public Accounts, while the latter is included in personal income tax revenues in the National Accounts. Tax on trust income and other income tax are projected to grow in line with National Accounts personal income tax revenues.
■	The other adjustment required to move from a National Accounts to a Public Accounts basis is to replace Statistics Canada’s accrual adjustment related to the timing of receipts with the assessment-based accrual estimates contained in the Public Accounts.

National Accounts—Public Accounts Reconciliation	199
Translation of National Accounts Into Public Accounts
Table A3.6
Average Private Sector Projection of Goods and Services Tax Revenues

	Actual
	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11

			(millions of dollars)
Average private sector—
National Accounts	34,135	36,245	37,510	38,905	40,650	42,500	44,595

Reclassifications
GST credit	-3,384	-3,440	-3,515	-3,585	-3,675	-3,765	-3,845
GST employer rebate	-112	-120	-130	-135	-140	-150	-155

Other	-881	-1,155	-1,195	-1,240	-1,300	-1,360	-1,430

Net Adjustments	-4,377	-4,715	-4,840	-4,960	-5,115	-5,270	-5,430

Average private sector—
Public Accounts	29,758	31,530	32,670	33,945	35,535	37,230	39,165

Note: Totals may not add due to rounding.
■	The key adjustment required to translate GST revenues from a National Accounts to a Public Accounts basis is the removal of the GST credit from National Accounts revenues. The National Accounts report the GST credit as part of outlays, while the budgetary presentation in the Public Accounts is net of the credit.
■	A second reclassification is made to remove the GST employer rebate from the National Accounts. The GST employer rebate arises when employers claim a GST/HST (harmonized sales tax) deduction on automobiles they buy or lease for an employee’s business use. The employee then pays personal income tax on this taxable benefit. The budgetary presentation in the Public Accounts is net of the rebate. The GST employer rebate is projected to grow in line with National Accounts personal income tax revenues.
■	Statistics Canada calculates its estimate of GST on taxable expenditures, which the private sector forecasters then grow in line with their forecasts of the applicable tax base. The Public Accounts accrual estimate is based on assessed receipts, rebates and refunds. This adjustment factor is projected to grow in line with the private sector forecast of National Accounts GST revenues over the planning period.

200	The Economic and Fiscal Update
Translation of National Accounts Into Public Accounts
Table A3.7
Average Private Sector Projection of Customs Import Duties

	Actual
	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11

			(millions of dollars)
Average private sector—
National Accounts	3,010	3,350	3,535	3,695	3,775	3,900	3,905

Year-to-date collections experience	0	-170	-180	-185	-190	-195	-200

Other	81	90	95	100	100	105	105

Net adjustments	81	-80	-85	-90	-90	-95	-95

Average private sector—
Public Accounts	3,091	3,270	3,450	3,610	3,685	3,805	3,815

Note: Totals may not add due to rounding.
■	The estimates of customs import duties are very similar under the two accounting systems. An adjustment is included to reflect the most recent year-to-date collections experience. The National Accounts estimates are based on fiscal data available as of June 2005, while the Public Accounts projections reflect data as of September 2005 as reported in The Fiscal Monitor. In the National Accounts second-quarter 2005 data, customs import duties grew by nearly 11 per cent on a year-over-year basis. However through September 2005, customs import duties on a Public Accounts basis were up only 6.5 per cent from September of last year. The National Accounts projections were decreased by $170 million in 2005-06 to bring the growth in customs import duties in line with recent growth rates, which are also more consistent with consumption growth. In future years, this adjustment is assumed to grow in line with the average private sector projection of growth in National Accounts customs import duties.
■	The other adjustment required to move from a National Accounts to a Public Accounts basis is to replace Statistics Canada’s accrual adjustment related to the timing of receipts with the assessment-based accrual estimates contained in the Public Accounts. This adjustment factor is projected to grow in line with National Accounts customs import duties over the planning period.

National Accounts-Public Accounts Reconciliation	201
Translation of National Accounts Into Public Accounts
Table A3.8
Average Private Sector Projection of Motive Fuel Taxes

	Actual
	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11

	(millions of dollars)
Average private sector—
National Accounts	4,812	5,225	5,330	5,485	5,655	5,795	5,925

Year-to-date collections experience	0	-315	-320	-330	-340	-350	-355

Other	242	270	275	285	295	300	310

Net adjustments	242	-40	-40	-45	-45	-45	-45

Average private sector—
Public Accounts	5,054	5,180	5,290	5,445	5,610	5,745	5,880

Note: Totals may not add due to rounding.
■	Translating motive fuel taxes from a National Accounts to a Public Accounts basis includes an adjustment for the year-to-date collections experience to reflect the most up-to-date information available. The National Accounts estimates are based on fiscal data available as of June 2005, while the Public Accounts projections reflect data as of September 2005 as reported in The Fiscal Monitor. In the National Accounts second-quarter 2005 data, motive fuel taxes grew by about 9 per cent on a year-over-year basis. However, this strong growth largely reflects a change by the Canada Revenue Agency in the methodology used to allocate total excise taxes and duties in 2005-06, but which was not applied to the 2004-05 data. As a result, the private sector National Accounts projections were decreased by $315 million in 2005-06 to bring the annual growth to 2.5 per cent, in line with the expected increase in fuel consumption. In future years, this adjustment is assumed to grow in line with motive fuel tax revenues.
■	The other adjustment is largely due to the difference between the accrual adjustments in the National Accounts, which reflect the timing of receipts, and those in the Public Accounts, which reflect underlying taxes assessed. This adjustment factor is projected to grow in line with National Accounts motive fuel tax revenues over the planning period.

202	The Economic and Fiscal Update
Translation of National Accounts Into Public Accounts
Table A3.9
Average Private Sector Projection of Other Excise Taxes and Duties

	Actual
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

		(millions of dollars)
Average private sector—
National Accounts	5,761	5,690	5,765	5,885	6,035	6,205	6,400

Reclassifications
Other indirect taxes	-334	-330	-340	-350	-360	-375	-385
Other	-473	-455	-485	-550	-635	-730	-845

Net adjustments	-807	-785	-825	-900	-995	-1,105	-1,230

Average private sector—
Public Accounts	4,954	4,905	4,940	4,985	5,040	5,105	5,170

Note: Totals may not add due to rounding.
■	Other excise taxes and duties principally include taxes and duties on alcohol and tobacco products. There are two main adjustments involved in translating other excise taxes and duties from a National Accounts to a Public Accounts basis.

■	The first involves the reclassification of certain miscellaneous revenues that in the Public Accounts are recorded as non-tax revenues.

■	The second adjustment is due to the difference between the National Accounts accrual adjustment, reflecting the timing of receipts, and the Public Accounts accrual adjustment, reflecting underlying assessments.

National Accounts—Public Accounts Reconciliation	203
Translation of National Accounts Into Public Accounts
Table A3.10
Average Private Sector Projection of Employment Insurance Premium Revenues

	Actual
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

		(millions of dollars)
Average private sector—
National Accounts	17,426	17,640	16,675	17,015	17,565	18,180	18,870

Reclassifications
Federal government as employer	-348	-350	-335	-340	-350	-365	-375

Prior year adjustment	229	0	0	0	0	0	0

Net adjustments	-119	-350	-335	-340	-350	-365	-375

Average private sector—
Public Accounts	17,307	17,285	16,340	16,675	17,215	17,815	18,490

Note: Totals may not add due to rounding.
■	Translating employment insurance (EI) premium revenues from a National Accounts to a Public Accounts basis involves removing the premiums paid by the federal government as an employer from the National Accounts estimate, as these are netted against both revenues and expenses on a Public Accounts basis. In future years, this adjustment is assumed to grow in line with EI premium revenues.

■	The remaining corrections largely reflect prior-year adjustments. These arise because the Department of Finance Canada must estimate the share of total deductions at source that represent EI revenues over the course of the fiscal year. Only after all tax returns have been assessed (usually by December of the year following the tax year in question) are EI revenues known with certainty. This adjustment is made in the National Accounts with a lag. The adjustment does not carry forward over the planning period.

204	The Economic and Fiscal Update
Translation of National Accounts Into Public Accounts
Table A3.11
Average Private Sector Projection of Other Non-Tax Revenues

	Actual
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

		(millions of dollars)
Average private sector—
National Accounts	13,262	13,660	14,195	14,450	14,790	15,305	15,805

Reclassifications
External revenue netted against expenditures	-3,044	-3,150	-3,210	-3,295	-3,385	-3,465	-3,590
Crown corporations	2,611	2,295	2,030	2,475	2,325	2,245	2,230
Interest and penalties	2,349	2,190	2,315	2,440	2,555	2,675	2,830
Petro-Canada	2,562	0	0	0	0	0	0
Revaluations and net gains/losses	-813	-1,325	0	0	0	0	0
Youth Allowance Recovery	-605	-645	-695	-735	-770	-805	-850
Agencies, funds and foundations	-725	-745	-765	-790	-815	-835	-860

Other	-691	-710	-840	-1,050	-965	-945	-970

Net adjustments	1,645	-2,090	-1,175	-955	-1,060	-1,135	-1,205

Average private sector—
Public Accounts	14,907	11,570	13,020	13,495	13,730	14,170	14,595

Note: Totals may not add due to rounding.
■	In the National Accounts, other non-tax revenues consist of revenues from Crown corporations, sales of goods and services, foreign exchange revenues, return on investments, transfers from persons and transfers from other levels of government. The Public Accounts components are considerably different. The key differences between the two are highlighted here:
–	In the Public Accounts, departmental revenues that are levied for specific services, such as contract costs of policing services in provinces, are netted against expenses, whereas in the National Accounts they are presented on a gross basis.

–	The National Accounts do not include the unremitted profits of enterprise Crown corporations in current income, but these are included on a Public Accounts basis.

–	Interest and penalties related to overdue taxes must be added as these are included in other non-tax revenues in the Public Accounts but are classified with their respective revenues in the National Accounts.

–	Revenues from the sale of the Government’s remaining shares in Petro-Canada are not included in revenues on a National Accounts basis and thus must be added in 2004–05.

National Accounts—Public Accounts Reconciliation	205
–	Revaluations (largely foreign-exchange-related revaluations) and gains and losses on asset sales are not included in current income on a National Accounts basis but are included on a Public Accounts basis.

–	The Youth Allowance Recovery is deducted from the National Accounts revenues as it is presented on a net expense basis in the Public Accounts.

–	Finally, the National Accounts include the interest earnings and sales of a number of entities that are not considered part of the Government of Canada for the purpose of the Public Accounts, including interest earnings of trusts and foundations set up by third parties.

206	The Economic and Fiscal Update
Translation of National Accounts Into Public Accounts
Table A3.12
Average Private Sector Projection of Federal Government Expenses
(National Account Basis)

	Actual
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

		(millions of dollars)
Federal government expenses

Goods and services	52,772	54,895	57,175	59,405	62,615	65,675	68,375

Current transfers
To persons
OAS benefits	28,300	29,645	31,020	32,370	33,870	35,470	37,150
EI benefits	13,197	13,220	13,690	14,160	14,725	15,280	15,900
CCTB	8,746	9,290	9,670	9,850	9,980	10,110	10,240
GST credit	3,384	3,440	3,515	3,585	3,675	3,765	3,845
Other	12,218	12,725	13,035	13,410	13,865	14,360	14,880
To businesses	5,366	5,185	5,270	5,020	4,860	4,835	4,850
To non-residents	4,056	4,120	4,360	4,645	4,940	5,275	5,665
To other levels of government
Federal transfer support for health and other social programs	26,955	25,090	26,295	28,135	29,530	31,295	32,850
Equalization	10,963	13,730	11,280	11,675	12,085	12,510	12,945
Other	10,784	12,680	12,045	12,545	13,035	14,340	14,650

Interest on public debt	32,270	32,420	32,810	33,185	33,005	32,965	32,840

Total outlays	209,011	216,440	220,165	227,985	236,185	245,880	254,190

Reference
Total expenses
(Public Accounts basis)	196,794	194,235	202,385	210,390	218,310	227,095	234,810

Note: Totals may not add due to rounding.
■	The National Accounts concept of total outlays broadly corresponds to the Public Accounts concept of total expenses, including public debt charges. The National Accounts include all major transfers to persons, such as OAS and EI benefits, as well as other transfers to persons, such as programs supporting research, students, Aboriginal peoples and organizations. The National Accounts also include the CCTB and the GST credit as transfers to persons. Refundable tax credits to persons and businesses are also included in the National Accounts as transfers to persons and businesses respectively.

■	Transfers to other levels of government include transfers in support of health care, equalization, labour training and infrastructure, as well as to universities and territorial governments.

National Accounts—Public Accounts Reconciliation	207
Translation of National Accounts Into Public Accounts
Table A3.13
Average Private Sector Projection of Elderly Benefits

	Actual
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

		(millions of dollars)
Average private sector—
National Accounts	28,300	29,645	31,020	32,370	33,870	35,470	37,150

Reclassifications
Payments to non-residents	359	375	380	390	400	410	420
Income-tested repayments	-745	-775	-825	-865	-905	-945	-985

Total	-385	-400	-445	-470	-500	-530	-565

Other	-44

Net adjustments	-429	-400	-445	-475	-505	-535	-565

Average private sector—
Public Accounts	27,871	29,245	30,575	31,895	33,365	34,935	36,585

Note: Totals may not add due to rounding
■	Translating elderly benefits from a National Accounts to a Public Accounts basis involves adding OAS payments to non-residents to the National Accounts. In the National Accounts, these are treated as transfers to non-residents.

■	Amounts repaid due to the income testing of OAS payments for pensioners with an individual net income above $60,806 as of October 1 (this amount is indexed quarterly), which is done through the tax system at tax-filing time, lowers OAS payments reported in the Public Accounts, but not on a National Accounts basis.

208	The Economic and Fiscal Update
Translation of National Accounts Into Public Accounts
Table A3.14
Average Private Sector Projection of Employment Insurance Benefits

	Actual
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

		(millions of dollars)
Average private sector—
National Accounts	13,197	13,220	13,690	14,160	14,725	15,280	15,900

Reclassifications
Employment benefits and support measures subsidies	784	780	780	780	780	780	780
EI transfers to provinces	891	895	895	895	895	895	895

Total	1,675	1,675	1,675	1,675	1,675	1,675	1,675

ERC savings		-110	-205	-345	-375	-375	-375

Other	-124	-125	-130	-135	-140	-150	-160

Net adjustments	1,551	1,440	1,340	1,195	1,160	1,150	1,140

Average private sector—
Public Accounts	14,748	14,660	15,030	15,355	15,885	16,430	17,040

Note: Totals may not add due to rounding.
■	Translating EI benefits from a National Accounts to a Public Accounts basis requires the following adjustments.
–	The National Accounts estimate includes only those Employment Benefits and Support Measures (EBSMs) that the System of National Accounts considers to be direct transfers to persons. This amount represents about one-third of total EBSM spending. The other two-thirds of the cost of EBSMs, which is included in the National Accounts expenditures but not in transfers to persons, must be added, as all EBSM spending is included in the Public Accounts estimate of EI benefits.

–	The cost of transfers to provinces funded out of the EI program is included as transfers to provinces in the National Accounts, but is included in EI benefits in the Public Accounts.

–	The Expenditure Review Committee (ERC) identified savings through improved efficiency of the EI program. These savings are subtracted from the National Accounts forecasts. The other portion of the ERC savings from the EI program applies to the operating sector of the program.

–	The remaining adjustment reflects the fact that repayments are included in the National Accounts, while they are excluded from the Public Accounts. The adjustment is projected to grow in line with the National Accounts EI benefits over the planning period.

National Accounts–Public Accounts Reconciliation	209
Translation of National Accounts Into Public Accounts
Table A3.15
Average Private Sector Projection of Federal Transfers Support for Health
and Other Social Programs

	Actual
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

		(millions of dollars)
Average private sector—
National Accounts	26,955	25,090	26,295	28,135	29,530	31,295	32,850

Reclassifications
Alternative Payments for Standing Programs	2,745	2,835	2,995	3,165	3,300	3,445	3,625
Early Learning and Child Care		-700	-650	-1,150	-1,150	-1,150	-1,150

Total	2,745	2,135	2,345	2,015	2,150	2,295	2,475
Accrual adjustments
Diagnostic and Medical Equipment Trust	-500
2003–04 CHST supplement	-1,393
2004 Public Health and Immunization Trust	-400

Total	-2,293

Other	424

Net adjustments	876	2,135	2,345	2,015	2,150	2,295	2,475

Average private sector—
Public Accounts	27,831	27,225	28,640	30,150	31,680	33,590	35,325

Note: Totals may not add due to rounding.
■	In order to move from the National Accounts to the Public Accounts, the following adjustments must be made:
–	The National Accounts include Alternative Payments for Standing Programs and Early Learning and Child Care transfers, while in the Public Accounts they are shown separately in other major transfers to other levels of government.

–	Timing adjustments are required since the National Accounts record the expenditures when the payments are actually made to the trust funds, whereas the Public Accounts record the liability for these amounts when it is incurred. These timing differences arise due to payments made for the Diagnostic and Medical Equipment Trust, the Canada Health and Social Transfer (CHST) supplement and the Public Health and Immunization Trust.

–	Differences may also arise between these series because the latest National Accounts do not reflect the final year-end fiscal numbers in the 2005 Public Accounts of Canada.

210	The Economic and Fiscal Update
Translation of National Accounts Into Public Accounts
Table A3.16
Average Private Sector Projection of Fiscal Transfers

	Actual
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

		(millions of dollars)
Average private sector—
National Accounts	10,963	13,730	11,280	11,675	12,085	12,510	12,945

Reclassifications
Territorial Formula Financing	1,962	2,030	2,070	2,140	2,215	2,295	2,375
Statutory subsidies	32	30	30	30	30	30	30
Youth Allowance Recovery	-604	-645	-695	-735	-770	-805	-845
Offshore Revenues Accords	2,830	-2,830
Other payments	477	30

Total	4,697	-1,385	1,405	1,435	1,475	1,520	1,560

Accrual adjustments
Provision for valuation	-120
Loans to provinces	684

Total	564

Other	-55

Net adjustments	5,206	-1,385	1,405	1,435	1,475	1,520	1,560

Average private sector—
Public Accounts	16,169	12,345	12,685	13,110	13,560	14,030	14,505

Note: Totals may not add due to rounding.
■	Fiscal transfers on a National Accounts basis consist of equalization and stabilization. To translate this to a Public Accounts basis requires adding amounts for Territorial Formula Financing, the Youth Allowance Recovery and statutory subsidies. The one-time payment related to the Offshore Revenues Accords is adjusted since the National Accounts record the expenditures when the payments are actually made, whereas the Public Accounts record the liability for this amount when it is incurred.

■	Accrual adjustments are required since the National Accounts reflect equalization cash payments, whereas the Public Accounts reflect equalization entitlements.

■	Other adjustments reflect the fact that the latest National Accounts do not include the final year-end fiscal numbers.

National Accounts—Public Accounts Reconciliation	211
Translation of National Accounts Into Public Accounts
Table A3.17
Average Private Sector Projection of Direct Program Spending

	Actual
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

	(millions of dollars)
Other program spending
Current expenses on goods and services	52,772	54,895	57,175	59,405	62,615	65,675	68,375
Other programs
Canada Child Tax Benefit	8,746	9,290	9,670	9,850	9,980	10,110	10,240
GST credit	3,384	3,440	3,515	3,585	3,675	3,765	3,845
Other transfers to persons	12,218	12,725	13,035	13,410	13,865	14,360	14,880
Subsidies	5,366	5,185	5,270	5,020	4,860	4,835	4,850
Transfers to non-residents	4,056	4,120	4,360	4,645	4,940	5,275	5,665
Other transfers to other levels of government	10,784	12,680	12,045	12,545	13,035	14,340	14,650
Spending included in the capital and financial account
Capital cost allowance	-3,623	-3,645	-3,660	-3,705	-3,930	-4,355	-4,765
Net transfer of capital	-269	-95	725	1,205	1,340	1,240	1,485
Capital formation	3,554	3,695	3,750	4,265	6,310	7,560	7,560

National Accounts—
other program spending	96,988	102,290	105,885	110,225	116,690	122,805	126,785

Reclassifications
Elderly payments to non-residents	-359	-375	-380	-390	-400	-410	-420
Employment Benefits and Support Measures/EI transfers to provinces	-1,675	-1,675	-1,675	-1,675	-1,675	-1,675	-1,675
Federal government EI contributions	-348	-350	-335	-340	-350	-365	-375
Canada Child Tax Benefit	-8,746	-9,290	-9,670	-9,850	-9,980	-10,110	-10,240
GST credit	-3,384	-3,440	-3,515	-3,585	-3,675	-3,765	-3,845
Early Learning and Child Care		-50	-50	-50	-50	-50	-50
New Deal for Cities and Communities		-600	-600	-800	-1,000	-2,000	-2,000
Territorial Formula Financing	-1,962	-2,030	-2,070	-2,140	-2,215	-2,295	-2,375
Statutory subsidies	-32	-30	-30	-30	-30	-30	-30
External revenue netted against expenditures	-3,044	-3,150	-3,210	-3,295	-3,385	-3,465	-3,590
Consolidated Crown corporation revenues	-1,506	-1,535	-1,565	-1,600	-1,630	-1,665	-1,695
Refundable tax credits	-894	-1,010	-1,070	-1,100	-1,095	-1,140	-1,160

Other adjustments
Bad debt expense	2,235	2,310	2,325	2,370	2,420	2,460	2,515
Capital adjustments	-332	-450	-480	-925	-2,740	-3,705	-3,700
Veteran and employee benefits	2,455	405	380	480	380	150	165
Other	-1,298	-2,040	-1,185	-1,010	-930	-930	-960

Net adjustments	-18,890	-23,310	-23,130	-23,940	-26,355	-28,995	-29,435

Public Accounts—
Direct program spending	78,098	78,980	82,755	86,285	90,335	93,810	97,350

Note:	Totals may not add due to rounding.

212	The Economic and Fiscal Update
■	Direct program spending in the National Accounts consists of federal government expenses on goods and services, other transfers to persons, and other transfers to other levels of government, as well as transfers to business and non-residents.
—	A number of adjustments are needed to adjust for classification differences between the National Accounts and Public Accounts, as described in previous sections. These include adjustments relating to the CCTB and GST credit, for example.

—	Other adjustments primarily reflect conceptual differences between the two measures. The Public Accounts include a provision for bad debt expense, primarily relating to tax receivables. The National Accounts measure of net lending records capital acquisitions on an expenditure basis, recognizing them in the year of acquisition, whereas the Public Accounts record them on an accrual basis, recognizing the amortization of all capital assets over their useful life.

—	The National Accounts include direct payments for veterans’ disability benefits, whereas the Public Accounts recognize the present value of all expected future payments as a liability. Adjustments are also made to the National Accounts to include employee benefits.

—	Other conceptual adjustments include the elimination of transfers made by arm’s-length organizations and the removal of imputed banking service charges. In addition, the latest National Accounts data do not reflect the final year-end fiscal numbers in the 2005 Public Accounts of Canada.

National Accounts—Public Accounts Reconciliation	213
Translation of National Accounts Into Public Accounts
Table A3.18
Average Private Sector Projection of Public Debt Charges

	Actual
	2004–05	2005–06	2006–07	2007–08	2008–09	2009–10	2010–11

	(millions of dollars)
Average private sector—
National Accounts	32,270	32,420	32,810	33,185	33,005	32,965	32,840

Reclassifications
Capital lease obligations	165	140	140	140	140	140	140
Servicing cost and costs of issuing new borrowings	80	105	105	105	105	105	105

Total	245	245	245	245	245	245	245

Timing of payments/accrual adjustments
Pension interest adjustment	-1,365	-1,145	-1,190	-1,230	-1,250	-1,240	-1,190
Other (veterans pension interest adjustment)	2,430	2,495	2,530	2,560	2,585	2,575	2,535

Total	1,065	1,350	1,340	1,330	1,335	1,335	1,345

Other	542

Net adjustments	1,852	1,595	1,585	1,575	1,580	1,580	1,590

Average private sector—
Public Accounts	34,122	34,015	34,395	34,760	34,585	34,545	34,430

Note:	Totals may not add due to rounding.
■	Two major accrual adjustments are made to the National Accounts projections in order to reconcile the two projections:
—	First, the National Accounts estimate of interest on pension liabilities is adjusted to incorporate returns on pension fund assets and the interest on the average actuarial obligation.

—	Second, the National Accounts record payments for employee benefits, post-employment benefits and veterans’ pensions in other program spending, whereas in the Public Accounts, public debt charges include the interest on liabilities for these programs.
■	Other adjustments arise between these series because the latest National Accounts do not reflect the final year-end fiscal numbers in the 2005 Public Accounts of Canada.

Annex 4
Detailed Descriptions
of Tax Measures

Detailed Descriptions of Tax Measures	217
Overview
This annex provides detailed information on the new tax reduction plan and other tax measures proposed in this Update.
     The table below lists these measures and provides estimates of their fiscal impact.
Table A4.1
Fiscal Impact of Proposed Tax Measures

	2005—06	2006—07	2007—08	2008—09	2009—10	2010—11	Total

	(millions of dollars)
Personal Income Tax Measures
Accelerate basic personal amount increases	1,880	1,800	1,620	790	125	130	6,345
Reduce 16% rate to 15% (Jan. 1, 2005)[1]	3,225	2,670	2,705	2,780	2,835	2,890	17,105
Reduce 22% rate to 21% (Jan. 1, 2010)	—	—	—	—	390	1,575	1,965
Reduce 26% rate to 25% (Jan. 1, 2010)	—	—	—	—	110	450	560
Raise top bracket to $200,000 (Jan. 1, 2010)	—	—	—	—	180	730	910
Introduce a Working Income Tax Benefit (Jan. 1, 2008)	—	—	125	500	625	1,000	2,250
Increase Child Disability Benefit		10	10	10	10	10	50
Increase refundable medical expense supplement	5	10	10	10	15	15	65

Total	5,110	4,490	4,470	4,090	4,290	6,800	29,250

Corporate Tax Measures
Accelerate elimination of the federal capital tax	225	570	225	—	—	—	1,020
Extend carry-forward periods	—	—	—	—	—	—	—
Accelerate capital cost allowance for forestry bioenergy	5	10	20	25	25	25	110

Total	230	580	245	25	25	25	1,130
Total	5,340	5,070	4,715	4,115	4,315	6,825	30,380

Note:	Totals may not add due to rounding.

[1]	Includes impact on non-refundable tax credits.

218	The Economic and Fiscal Update
Acceleration of Budget 2005 Increases
to the Basic Personal Amounts
The income tax system includes personal credits to allow individuals to receive a basic amount of income without paying federal income tax.
     Budget 2005 proposed that, by 2009, the amount of income all Canadians can earn without paying federal income tax ($8,148 for 2005) would grow to at least $10,000 as a result of progressive increases in the basic personal amount (BPA). The proposed tax plan will accelerate the scheduled increases set out under Budget 2005, as described in the table below.
Table A4.2
Scheduled Increases to the Basic Personal Amount:
Budget 2005 and Update 2005

	2005	2006	2007	2008	2009[1]

			(dollars)
Budget 2005 schedule of increases	—	100	100	400	600
Proposed new schedule of increases	500	200	100	100	300

[1]	The greater of the defined amount or an amount that brings the basic personal amount to $10,000.
     The income tax system also includes a personal amount (up to $6,919 for 2005) in respect of a spouse or common-law partner or a wholly dependent relative. These amounts were also scheduled to increase in Budget 2005; the proposed tax plan will accelerate the scheduled increases set out under Budget 2005, as described in the table below.
Table A4.3
Scheduled Increases to the Spouse or Common-Law Partner Amount
and the Amount for an Eligible Dependant:
Budget 2005 and Update 2005

	2005	2006	2007	2008	2009[1]

	(dollars)
Budget 2005 schedule of increases	—	85	85	340	510
Proposed new schedule of increases	425	170	85	85	255

[1]	The greater of the defined amount or an amount that brings the amount to $8,500.

Detailed Descriptions of Tax Measures	219
     These proposed increases to the amounts will be in addition to increases that take effect due to indexation of the tax system. The amount upon which the spouse or common-law partner amount (including the equivalent amount that a single individual can claim for a wholly dependent relative) is based, is reduced on a dollar-for-dollar basis by the dependant’s net income over a threshold. This threshold is intended to ensure that small amounts of a dependant’s income will not affect the calculation of these credits. This threshold will be adjusted to reflect the increases described above.
     Under proposed legislation, where there is an unanticipated surplus at the time of the closing of the books for a fiscal year, and subject to the Minister of Finance’s agreement that it is fiscally prudent, an amount equal to one-third of the surplus will be allocated to ongoing relief in the form of increases to the basic personal amount (with consequential changes to the personal amount in respect of a spouse or common-law partner or a wholly dependent relative).
Reducing Personal Income Taxes Through
Tax Rate and Threshold Changes
The new tax plan proposes that federal personal income tax rates be reduced as follows:
■	The lowest 16-per-cent rate be reduced to 15 per cent, effective January 1, 2005.

■	The 22-per-cent rate be reduced to 21 per cent, effective January 1, 2010.

■	The 26-per-cent rate be reduced to 25 per cent, effective January 1, 2010.

■	The taxable income threshold at which the top 29-per-cent rate begins to apply be increased to $200,000, effective January 1, 2010.
     All bracket thresholds, including the new threshold for the top tax rate, would rise automatically over time as a result of indexation.
     In the Canadian tax system, the rate that applies generally to non-refundable credits and the alternative minimum tax (AMT) is the lowest tax rate. With the reduction in the lowest tax rate to 15 per cent, the rate applied to non-refundable credits and the AMT will consequently decline from 16 per cent to 15 per cent.

220	The Economic and Fiscal Update
Impacts of Proposed Personal Income Tax Relief Measures
on Typical Taxpayers: 2006 and 2010
Table A4.4
Single Individual—2006

		Budget 2005	Update 2005
Total	Federal Net Tax	BPA	BPA	16% Rate	Energy Cost	Tax	% Change
Income	Pre-2005 Budget	Increase	Acceleration	to 15%[1]	Benefit	Relief[2]	in Tax[3]

			(dollars)				(%)
10,000	-93	-16	-97	-5	0	-118	—
20,000	1,320	-16	-97	-98	0	-211	-16
30,000	2,809	-16	-97	-191	0	-304	-11
40,000	4,888	-16	-97	-246	0	-359	-7
60,000	9,274	-16	-97	-246	0	-359	-4
75,000	12,676	-16	-97	-246	0	-359	-3
100,000	19,176	-16	-97	-246	0	-359	-2
150,000	33,141	-16	-97	-246	0	-359	-1

[1]	Includes impact on non-refundable tax credits.

[2]	Negative values indicate a reduction in net personal income tax paid to the federal government or an increase in federal refundable credits (i.e. the Canada Child Tax Benefit and the Goods and Services Tax Credit).

[3]	Where individuals and families receive more in federal refundable credits than they pay in federal personal income tax, they pay no net federal personal income tax. A dash indicates that percentage tax relief cannot be calculated because the initial taxes paid are less than or equal to zero.
Table A4.5
Single Parent With One Child—2006

		Budget 2005	Update 2005
Total	Federal Net Tax	BPA	BPA	16% Rate	Energy Cost	Tax	% Change
Income	Pre-2005 Budget	Increase[1]	Acceleration[1]	to 15%[2]	Benefit	Relief[3]	in Tax[4]

			(dollars)				(%)
10,000	-4,097	0	0	0	-250	-250	—
20,000	-3,836	-9	0	0	-250	-259	—
30,000	-2,111	-30	-180	-64	-250	-524	—
40,000	246	-30	-180	-140	-250	-600	—
60,000	5,655	-30	-180	-169	0	-379	-7
75,000	9,255	-30	-180	-169	0	-379	-4
100,000	16,076	-30	-180	-169	0	-379	-2
150,000	29,984	-30	-180	-169	0	-379	-1

[1]	Includes increases to personal credits in respect of a wholly dependent relative.

[2]	Includes impact on non-refundable tax credits.

[3]	Negative values indicate a reduction in net personal income tax paid to the federal government or an increase in federal refundable credits (i.e. the Canada Child Tax Benefit and the Goods and Services Tax Credit).

[4]	Where individuals and families receive more in federal refundable credits than they pay in federal personal income tax, they pay no net federal personal income tax. A dash indicates that percentage tax relief cannot be calculated because the initial taxes paid are less than or equal to zero.

Detailed Descriptions of Tax Measures	221
Table A4.6
One-Earner Family With Two Children—2006

		Budget 2005	Update 2005
Total	Federal Net Tax	BPA	BPA	16% Rate	Energy Cost	Tax	% Change
Income	Pre-2005 Budget	Increase[1]	Acceleration[1]	to 15%[2]	Benefit	Relief[3]	in Tax[4]

			(dollars)				(%)
10,000	-7,243	0	0	0	-250	-250	—
20,000	-7,243	-30	-180	-21	-250	-481	—
30,000	-3,070	-30	-180	-115	-250	-575	—
40,000	828	-30	-180	-169	0	-379	-46
60,000	6,270	-30	-180	-169	0	-379	-6
75,000	10,272	-30	-180	-169	0	-379	-4
100,000	17,772	-30	-180	-169	0	-379	-2
150,000	32,014	-30	-180	-169	0	-379	-1

[1]	Includes increases to personal credits in respect of a spouse or common-law partner.

[2]	Includes impact on non-refundable tax credits.

[3]	Negative values indicate a reduction in net personal income tax paid to the federal government or an increase in federal refundable credits (i.e. the Canada Child Tax Benefit and the Goods and Services Tax Credit).

[4]	Where individuals and families receive more in federal refundable credits than they pay in federal personal income tax, they pay no net federal personal income tax. A dash indicates that percentage tax relief cannot be calculated because the initial taxes paid are less than or equal to zero.
Table A4.7
Two-Earner Family With Two Children—2006

		Budget 2005	Update 2005
Total	Federal Net Tax	BPA	BPA	16% Rate	Energy Cost	Tax	% Change
Income	Pre-2005 Budget	Increase[1]	Acceleration[1]	to 15% [2]	Benefit	Relief[3]	in Tax[4]

			(dollars)				(%)
10,000	-7,243	0	0	0	-250	-250	—
20,000	-7,243	0	0	0	-250	-250	—
30,000	-5,840	-31	-188	-37	-250	-506	—
40,000	-3,020	-31	-188	-107	-250	-576	—
60,000	2,514	-32	-195	-272	0	-499	-20
75,000	5,919	-32	-195	-327	0	-554	-9
100,000	11,711	-32	-195	-420	0	-647	-6
150,000	23,430	-32	-195	-492	0	-718	-3

[1]	Includes increases to personal credits in respect of a spouse or common-law partner.

[2]	Includes impact on non-refundable tax credits.

[3]	Negative values indicate a reduction in net personal income tax paid to the federal government or an increase in federal refundable credits (i.e. the Canada Child Tax Benefit and the Goods and Services Tax Credit).

[4]	Where individuals and families receive more in federal refundable credits than they pay in federal personal income tax, they pay no net federal personal income tax. A dash indicates that percentage tax relief cannot be calculated because the initial taxes paid are less than or equal to zero.

222	The Economic and Fiscal Update
Table A4.8
Single Individual—2010

		Budget 2005	Update 2005				Total
						Increase
Total	Federal Net Tax	BPA	16% Rate	22% Rate	26% Rate	Top	Tax	% Change
Income	Pre-2005 Budget	Increase	to 15%[1]	to 21%	to 25%	Threshold	Relief[2]	in Tax[3]

			(dollars)					(%)
10,000	-207	-82	0	0	0	0	-82	–
20,000	1,183	-205	-85	0	0	0	-290	-25
30,000	2,672	-205	-179	0	0	0	-384	-14
40,000	4,551	-205	-262	-8	0	0	-475	-10
60,000	8,970	-205	-262	-208	0	0	-675	-8
75,000	12,270	-205	-262	-358	0	0	-825	-7
100,000	18,635	-205	-262	-392	-216	0	-1,075	-6
150,000	32,313	-205	-262	-392	-490	-904	-2,253	-7

[1]	Includes impact on non-refundable tax credits.

[2]	Negative values indicate a reduction in net personal income tax paid to the federal government or an increase in federal refundable credits (i.e. the Canada Child Tax Benefit and the Goods and Services Tax Credit).

[3]	Where individuals and families receive more in federal refundable credits than they pay in federal personal income tax, they pay no net federal personal income tax. A dash indicates that percentage tax relief cannot be calculated because the initial taxes paid are less than or equal to zero.
Table A4.9
Single Parent With One Child—2010

		Budget 2005	Update 2005				Total
						Increase
Total	Federal Net Tax	BPA	16% Rate	22% Rate	26% Rate	Top	Tax	% Change
Income	Pre-2005 Budget	Increase[1]	to 15%[2]	to 21%	to 25%	Threshold	Relief[3]	in Tax[4]

			(dollars)					(%)
10,000	-4,434	0	0	0	0	0	0	–
20,000	-4,161	0	0	0	0	0	0	–
30,000	-2,835	-380	-40	0	0	0	-420	–
40,000	-601	-380	-117	0	0	0	-497	–
60,000	5,093	-380	-174	-138	0	0	-692	-14
75,000	8,693	-380	-174	-288	0	0	-842	-10
100,000	15,278	-380	-174	-392	-146	0	-1,092	-7
150,000	29,064	-380	-174	-392	-490	-624	-2,060	-7

[1]	Includes increases to personal credits in respect of a wholly dependent relative.

[2]	Includes impact on non-refundable tax credits.

[3]	Negative values indicate a reduction in net personal income tax paid to the federal government or an increase in federal refundable credits (i.e. the Canada Child Tax Benefit and the Goods and Services Tax Credit).

[4]	Where individuals and families receive more in federal refundable credits than they pay in federal personal income tax, they pay no net federal personal income tax. A dash indicates that percentage tax relief cannot be calculated because the initial taxes paid are less than or equal to zero.

Detailed Descriptions of Tax Measures	223
Table A4.10
One-Earner Family With Two Children—2010

		Budget 2005	Update 2005				Total
						Increase
Total	Federal Net Tax	BPA	16% Rate	22% Rate	26% Rate	Top	Tax	% Change
Income	Pre-2005 Budget	Increase[1]	to 15%[2]	to 21%	to 25%	Threshold	Relief[3]	in Tax[4]

			(dollars)					(%)
10,000	-7,839	0	0	0	0	0	0	–
20,000	-7,486	-353	0	0	0	0	-353	–
30,000	-4,259	-380	-91	0	0	0	-471	–
40,000	-86	-380	-174	-8	0	0	-562	–
60,000	5,521	-380	-174	-208	0	0	-762	-14
75,000	9,421	-380	-174	-358	0	0	-912	-10
100,000	16,787	-380	-174	-392	-216	0	-1,162	-7
150,000	31,094	-380	-174	-392	-490	-904	-2,340	-8

[1]	Includes increases to personal credits in respect of a spouse or common-law partner.

[2]	Includes impact on non-refundable tax credits.

[3]	Negative values indicate a reduction in net personal income tax paid to the federal government or an increase in federal refundable credits (i.e. the Canada Child Tax Benefit and the Goods and Services Tax Credit).

[4]	Where individuals and families receive more in federal refundable credits than they pay in federal personal income tax, they pay no net federal personal income tax. A dash indicates that percentage tax relief cannot be calculated because the initial taxes paid are less than or equal to zero.
Table A4.11
Two-Earner Family With Two Children—2010

		Budget 2005	Update 2005				Total
						Increase
Total	Federal Net Tax	BPA	16% Rate	22% Rate	26% Rate	Top	Tax	% Change
Income	Pre-2005 Budget	Increase[1]	to 15%[2]	to 21%	to 25%	Threshold	Relief [3]	in Tax[4]

			(dollars)					(%)
10,000	-7,839	0	0	0	0	0	0	–
20,000	-7,839	0	0	0	0	0	0	–
30,000	-6,961	-397	-13	0	0	0	-410	–
40,000	-4,197	-397	-83	0	0	0	-480	–
60,000	1,966	-410	-247	0	0	0	-657	-33
75,000	5,174	-410	-330	-58	0	0	-798	-15
100,000	10,967	-410	-423	-208	0	0	-1,041	-9
150,000	22,585	-410	-523	-490	-116	0	-1,539	-7

[1]	Includes increases to personal credits in respect of a spouse or common-law partner.

[2]	Includes impact on non-refundable tax credits.

[3]	Negative values indicate a reduction in net personal income tax paid to the federal government or an increase in federal refundable credits (i.e. the Canada Child Tax Benefit and the Goods and Services Tax Credit).

[4]	Where individuals and families receive more in federal refundable credits than they pay in federal personal income tax, they pay no net federal personal income tax. A dash indicates that percentage tax relief cannot be calculated because the initial taxes paid are less than or equal to zero.

224	The Economic and Fiscal Update
Tax Fairness for Persons With Disabilities
Increasing the Child Disability Benefit
The Child Disability Benefit (CDB) is a supplement of the Canada Child Tax Benefit payable in respect of children, in low- and modest-income families, who meet the eligibility criteria for the disability tax credit (DTC).
     The 2005 budget increased the maximum annual CDB to $2,000 from $1,681 per child beginning in July 2005.
     The new tax plan proposes to further increase the maximum annual CDB to $2,300 starting in July 2006. The benefit will continue to be indexed thereafter. The full $2,300 CDB will be provided for each eligible child to families with net income below the amount at which the National Child Benefit (NCB) supplement is fully phased out ($36,378 in July 2006 for families having three or fewer children). Beyond that income level, the CDB will continue to be reduced based on family income at the same rates as the NCB supplement (see table below).
Table A4.12
Proposed Parameters of the Child Disability Benefit—July 2006

Number of	Net Family Income at	Net Family Income at
DTC-Eligible	Which Phase-Out	Which Phase-Out
Children	Begins	Ends	Phase-Out Rate

	(dollars)	(dollars)	(per cent)
1	36,378	55,230	12.2
2	36,378	56,378	23.0
3	36,378	57,099	33.3

Increasing the Refundable Medical Expense Supplement
For Canadians with disabilities and others with above-average medical or disability-related expenses, the potential loss of benefits under provincial social assistance programs can be an important barrier to participation in the labour force.
     The refundable medical expense supplement (RMES) helps offset the loss of these benefits by providing assistance for above-average medical and disability-related expenses to low-income working Canadians. The supplement is equal to 25 per cent of the total of the allowable portion of expenses that can be claimed under the medical expense tax credit and the expenses claimed under the disability supports deduction, up to a maximum of $750 for 2005 (increased from $571 in Budget 2005). To target assistance to those with low incomes, the supplement is reduced by 5 per cent of net family income above an income threshold ($21,663 for 2005).

Detailed Descriptions of Tax Measures	225
     The tax plan proposes to further increase the maximum amount of the RMES to $1,000 for the 2006 taxation year. The maximum amount will continue to be indexed.
     The tax plan also proposes to set the income threshold at which the RMES starts being reduced at its current level of $21,663. This threshold will be indexed for inflation in subsequent years. This change will ensure that the supplement continues to be targeted to low- and modest-income Canadians.
Encouraging Investment and Jobs:
Maintaining Canada’s Corporate Tax Advantage
The competition for new business investments and the jobs they produce is increasingly intense, and decision makers pay particular attention to the relative tax burden in different jurisdictions.
Reducing Corporate Income Tax Rates
Budget 2005 proposed a 2-percentage-point reduction in the general corporate income tax rate by 2010 and the elimination of the corporate surtax in 2008. The elimination of the corporate surtax in 2008 has already been legislated for small and medium-sized corporations. This Update confirms the Government’s commitment to the remainder of these tax reductions in order to maintain Canada’s tax rate advantage in light of recent U.S. tax reductions.
Accelerating the Elimination of the Federal Capital Tax
The federal capital tax was introduced in 1989 as Part I.3 of the Income Tax Act. The rate is currently 0.175 per cent on taxable capital in excess of $ 50 million. A corporation’s taxable capital is generally described as the total of its shareholders’ equity, surpluses and reserves, as well as loans and advances to the corporation, less certain types of investments in other corporations. A corporation’s federal income surtax (1.12 per cent of taxable income) is deductible against the corporation’s federal capital tax liability.
Budget 2003 announced that the federal capital tax would be eliminated for smaller corporations by 2004 and would be completely eliminated by 2008. In order to further promote investment and strengthen Canada’s tax advantage, the Update proposes to eliminate the federal capital tax as of January 1, 2006—two years earlier than was originally scheduled. The federal capital tax rate will be pro-rated for taxation years that do not coincide with the calendar year.

226	The Economic and Fiscal Update
     The following table summarizes the phase-out announced in 2003 and the proposed changes to the federal capital tax rates.
Table A4.13
Proposed Acceleration of Federal Capital Tax Elimination

	2003	2004	2005	2006	2007

			Capital Tax Rates
			(per cent)
Current phase-out	0.225	0.200	0.175	0.125	0.0625
Proposed phase-out	0.225	0.200	0.175	0.00	0.00

     Under the current federal capital tax, the corporate surtax in excess of a corporation’s federal capital tax liability for a taxation year can generally be applied against the capital tax liability for the three preceding and seven subsequent taxation years. Corporations will continue to be able to apply the corporate surtax against the federal capital tax liability, if any, for the three previous tax years. For these purposes, the excess credits will continue to be computed by reference to a notional Part I.3 tax liability, based on the 0.225-per-cent federal capital tax rate and the $50-million capital deduction applicable immediately prior to the phasing out of the tax.
Extending Carry-Forward Periods for Business Losses and Investment Tax Credits
It can sometimes take many years before businesses begin to earn profits. Since economic cycles impact different industries differently, a fair and efficient tax system should recognize both profits and losses when determining tax liability. The tax systems of Canada and most other countries allow losses to be carried over to other years. This reduces the impact of fluctuations in income from year to year on tax liability.
     Non-capital losses can currently be carried back up to 3 years and can also be carried forward. The 2004 budget extended the period over which non-capital losses can be carried forward from 7 to 10 years. To provide additional support to Canadian business, particularly to the small and innovative sectors, the tax plan proposes to extend the non-capital loss carry-forward period of all taxpayers to 20 years.
     Investment tax credits (ITCs) provide considerable support for important economic activity such as scientific research and experimental development (SR&ED). Currently, ITCs can be carried back up to 3 years and forward up to 10 years. However, some businesses, such as research-intensive companies, can realize little profit for extended periods, limiting the incentive effect provided by an ITC. To increase the ability of these companies to use ITCs, the tax plan also proposes to extend the ITC carry-forward period to 20 years.

Detailed Descriptions of Tax Measures	227
     This measure will apply to general non-capital losses, farm losses, restricted farm losses, losses applied under Part IV of the Income Tax Act, and taxable Canadian life investment losses under Part XII.3 of the Act. It will also apply to ITCs earned for SR&ED, Atlantic investment, and mineral exploration. The measure is proposed to apply to losses incurred and credits earned in taxation years that end after 2005.
Accelerating Capital Cost Allowance—Forestry Bioenergy
In general, capital cost allowance (CCA) rates are set to reflect the useful life of assets, ensuring that tax recognition of capital costs is spread over the expected life of an asset. As an exception, accelerated CCA is used to encourage firms that produce energy to invest in equipment that does so by using renewable energy sources and waste fuels, or by using fossil fuel efficiently. Class 43.1 provides a rate of 30 per cent for such assets.
     Budget 2005 announced a further acceleration of the CCA rate to 50 per cent for the full range of renewable energy generation equipment in Class 43.1 and for certain high-efficiency cogeneration equipment. This increased rate applies to equipment acquired on or after February 23, 2005, and before 2012. Budget 2005 also announced that, going forward, new accelerated CCA would only be considered for investments in green technology.
     Class 43.1 and the new 50-per-cent class include certain cogeneration equipment that generates energy efficiently by producing both electricity and heat simultaneously. Such equipment must meet defined thresholds in terms of efficiency in the use of fossil fuel, which can be achieved through the use of specified waste fuels such as wood waste and certain forms of biogas.
     The tax plan proposes to extend eligibility for Class 43.1 and the new 50-per-cent class to cogeneration systems that use a type of biomass used in the pulp and paper industry referred to as “black liquor.” Black liquor, a by-product of the chemical process of turning wood into pulp, consists of wood residue and pulping agents. It can be burned to fire a boiler, producing steam that can be used both directly in the pulp and papermaking process and to generate electricity, thus reducing the plant’s need for external energy sources. This process also allows the pulping agents to be recovered and reused.
     The availability of accelerated CCA will support additional investment in technology that contributes to a reduction in greenhouse gases and air pollutants and to a more diversified energy supply. The focus on cogeneration will ensure that the incentive is targeted to the most efficient technology in this area. Increasing energy self-sufficiency in the pulp and paper sector will also help improve the international competitiveness of Canadian mills, strengthening the employment base in largely rural communities.
     The inclusion in Class 43.1 will apply to assets in eligible cogeneration systems using black liquor acquired on or after November 14, 2005, that have not been used or acquired for use before that date. Such assets acquired before 2012 will be eligible for the new 50-per-cent CCA rate announced in Budget 2005. In addition, qualifying start-up expenses of projects using these technologies will be eligible for treatment as Canadian Renewable and Conservation Expenses.